    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996
                                                      REGISTRATION NO. 333-
=============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     ------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                     ------
                          HOLMES PROTECTION GROUP, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                       7382                   06-1070719
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)  Identification No.)
      organization)

          440 Ninth Avenue                          George V. Flagg
    New York, New York 10001-1695         President and Chief Executive Officer
          (212) 760-0630                            440 Ninth Avenue
(Address, including zip code, and             New York, New York 10001-1695
         telephone number,                           (212) 760-0630
including area code, of registrant's      (Name, address, including zip code,
    principal executive offices)                  and telephone number,
                                     including area code, of agent for service)
                                     ------
                                  Copies to:
      Jeffrey W. Rubin, Esq.                     Michael Hirschberg, Esq.
   Squadron, Ellenoff, Plesent &                  Piper & Marbury L.L.P.
         Sheinfeld, LLP                        1251 Avenue of the Americas
        551 Fifth Avenue                        New York, New York 10020
     New York, New York 10176                         (212) 835-6000
           (212) 661-6500
                                     ------

   Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                     ------

                       CALCULATION OF REGISTRATION FEE
===============================================================================

                                                                             Proposed
                                                               Proposed       Maximum
                                                               Maximum       Aggregate
           Title of Each Class of             Amount To Be  Offering Price   Offering       Amount of
        Securities To Be Registered            Registered   Per Share (2)      Price     Registration Fee
- ---------------------------------------------------------------------------------------------------------
 Common Stock, par value $.01 per share(1)     1,150,000        $9.75       $11,212,500     $3,866.38
=========================================================================================================

(1) Includes 150,000 shares which the Underwriters have the option to purchase from the Company solely to cover over-allotments.

(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sale prices per share of the Company's Common Stock on July 25, 1996, as reported by the Nasdaq SmallCap Market.


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                            CROSS-REFERENCE SHEET

   Showing Location in Prospectus of Information Required by Items of Form S-1 Pursuant to Item 501(b) of Regulation S-K

Registration Statement Item and Heading                          Location in Prospectus
- --------------------------------------------------------------   ---------------------------------------------------------
1.        Forepart of the Registration Statement and Outside
          Front Cover Page of Prospectus .....................   Outside Front Cover of Prospectus

2.        Inside Front and Outside Back Cover Pages of
          Prospectus .........................................   Inside Front and Outside Back Cover of Prospectus

3.        Summary Information, Risk Factors and Ratio of
          Earnings to Fixed Charges ..........................   Prospectus Summary; Risk Factors; Not Applicable

4.        Use of Proceeds.....................................   Prospectus Summary; Use of Proceeds

5.        Determination of Offering Price ....................   Outside Front Cover of Prospectus; Underwriting

6.        Dilution............................................   Not Applicable

7.        Selling Security Holders ...........................   Not Applicable

8.        Plan of Distribution ...............................   Outside Front Cover of Prospectus; Underwriting

9.        Description of Securities to be Registered..........   Description of Capital Stock

10.       Interests of Named Experts and Counsel..............   Legal Matters

11.       Information with Respect to the Registrant .........   Prospectus Summary; Risk Factors; Use of Proceeds; Price Range
                                                                 of Common Stock and Dividend Policy; Capitalization; Selected
                                                                 Financial Data; Management's Discussion and Analysis of
                                                                 Financial Condition and Results of Operations; Business;
                                                                 Management; Principal Stockholders; Description of Capital
                                                                 Stock; Financial Statements; Financial Statement Schedules

12.       Disclosure of Commission Position on Indemnification
          for Securities Act Liabilities.......................  Not Applicable

13.       Other Expenses of Issuance and Distribution..........  Part II

14.       Indemnification of Directors and Officers............  Part II

15.       Recent Sales of Unregistered Securities .............  Part II

16.       Exhibits and Financial Statement Schedules ..........  Part II; Exhibits

17.       Undertakings ........................................  Part II


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
- -------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JULY 26, 1996
PROSPECTUS

                                                                          LOGO
                               1,000,000 SHARES
                        HOLMES PROTECTION GROUP, INC.
                                 COMMON STOCK


                                    ------


   All of the 1,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by Holmes Protection Group, Inc. ("Holmes" or the "Company").

   Since March 27, 1995, the Company's Common Stock has traded on the Nasdaq SmallCap Market under the symbol "HLMS". Prior thereto, the Common Stock traded on the London Stock Exchange. On July 25, 1996, the last sale price for the Common Stock as reported by the Nasdaq SmallCap Market was $10.25. Application has been made to quote the Common Stock on the Nasdaq National Market under the proposed symbol "HLMS".

                                    ------

   The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 6 hereof.

                                    ------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

===============================================================================
                                      Underwriting
                   Price to          Discounts and           Proceeds
                    Public           Commissions (1)       to Company (2)
- ------------------------------------------------------------------------------
Per Share........    $                 $                       $
- ------------------------------------------------------------------------------
Total (3) .......  $                $                       $
==============================================================================
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses of the offering payable by the Company estimated to be $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 150,000 additional shares of Common Stock on the same terms and conditions as the Common Stock offered hereby solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Company will be $    , $     and $    , respectively. See
    "Underwriting."

   The shares of Common Stock offered hereby are offered by the Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of Brean Murray, Foster Securities Inc. in New York, New York on or about
 , 1996.
                                    ------

                     BREAN MURRAY, FOSTER SECURITIES INC.

                                    ------
                  The date of this Prospectus is      , 1996

                          Holmes Protection Group, Inc.

                                Still the First.

                   Protecting People and Property Since 1858.

                                     [LOGO]













Public Offices                                  Commercial Facilities











Industrial Sites                                Residential Premises


                                     ------


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors." The shares of Common Stock offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors." Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option as described in "Underwriting" is not exercised.

                                 THE COMPANY

   Holmes provides security alarm monitoring services and designs, sells, installs and services electronic security systems for commercial and mid- to high-end residential subscribers. These systems include event detection devices, surveillance equipment and access control devices which restrict access to specified areas. The Company currently provides its services in the Northeast, primarily in New York, New Jersey and Pennsylvania, and conducts its operations through four branch offices, two central monitoring stations and 37 independent alarm service dealers and franchisees. According to a published survey, the Company was the twelfth largest provider of electronic security services in the United States in terms of total 1995 revenues.

   Following an internal management transition and reorganization that occurred during 1995, the Company engaged the services of several former senior executives of The National Guardian Corporation ("National Guardian"), a large national electronic security alarm services company which was acquired by Ameritech Monitoring Services, Inc. in October 1995. Among the executives hired by the Company was George V. Flagg, the Company's President and Chief Executive Officer, who served as the President and Chief Executive Officer of National Guardian from 1986 to 1995. During Mr. Flagg's tenure, National Guardian became one of the four largest electronic security services companies in the United States based upon revenues, which grew from approximately $40 million in 1985 to over $200 million in 1995. Under the direction of the Company's new management team, the Company is implementing a new business strategy involving a combination of strategic acquisitions and internal growth. In regard to strategic acquisitions, the Company intends to pursue both (i) fold-in acquisitions, which consist of businesses or portfolios of alarm monitoring accounts that can be readily combined with the Company's existing branch offices and management structure and (ii) new market acquisitions, which consist of companies in the electronic security services industry located outside the Company's current geographic market. To date, no agreements or understandings have been entered into with respect to any acquisitions, but the Company has identified one acquisition candidate located in the western region of the United States. In regard to its internal growth strategy, the Company intends to capitalize on public recognition of the historic Holmes brand name (which has been utilized in the security services industry since 1858) in connection with (i) expanding its security services product offerings, including the HolmesNet system for wireless data communications; (ii) establishing a national accounts program; (iii) increasing its sales and marketing efforts; and (iv) expanding its dealer operations.

   The Company's revenues consist primarily of recurring payments under written contracts for security alarm monitoring activities and associated services, which represented approximately 74% of total revenues in 1995. The Company monitors digital alarm signals arising from various activities, including burglaries, fires and other events, through security systems installed at subscribers' premises. These signals are received and processed at one of the Company's central monitoring stations. In order to reduce overall manpower requirements, achieve economies of scale and other cost efficiencies, and enhance the quality of service being provided, the Company is in the process of consolidating its central monitoring stations into one state-of-the-art facility with monitoring capacity of approximately 60,000 accounts. In order to avail itself of more extensive technological resources, the Company entered into a ten-year information technology services agreement with a subsidiary of Electronic Data Systems Corporation ("EDS") in 1995. The Company currently monitors approximately 35,000 accounts. To date, the Company has consolidated four central monitoring stations into two, and completion of the consolidation activities is scheduled for the third quarter of 1996. An additional 16% of the Company's total revenues in 1995 was comprised of direct sales and installation of security equipment.

   The balance of the Company's revenues in 1995 was derived from (i) jewelry vault rentals, (ii) insured parcel delivery services for the jewelry trade and (iii) royalty fees and product sales relating to its franchise and dealer operations. Approximately 80% of the Company's business is derived from commercial customers, including financial institutions, jewelry and fine art dealers, corporate headquarters, manufacturers, distribution facilities and health care and education facilities. The Company's residential business focuses principally on mid- to high-end customers.

   Electronic security services is a consolidating but still a highly fragmented industry, consisting of a large number of local and regional companies and several integrated national companies. The fragmented nature of the industry can be attributed to the low capital requirements associated with performing basic installation and maintenance of electronic security systems. However, the business of a full service, integrated electronic security services company providing central station monitoring services is capital intensive, and the Company believes that the high fixed costs of establishing both central monitoring stations and full service operations contribute to the small number of national competitors. The low marginal cost of monitoring additional customers has been one of the principal factors leading full service, integrated electronic security services companies to seek acquisitions of other electronic security businesses to consolidate into their existing operations. The principal focus of the Company's business strategy is to aggressively pursue acquisitions in this environment.

   The Company was incorporated as a Delaware corporation on October 29, 1982. The Company's principal executive offices are located at 440 Ninth Avenue, New York, New York 10001-1695, and its telephone number is (212) 760-0630. Unless the context indicates otherwise, references to the "Company" or "Holmes" in this Prospectus are to Holmes Protection Group, Inc. and its direct and indirect subsidiaries.

                                 THE OFFERING

Common Stock Offered by the Company  ..............  1,000,000 shares
Common Stock Outstanding After the Offering(1)  ...  5,459,257 shares
Use of Proceeds  ..................................  To finance the Company's business expansion plans, including pursuing strategic acquisitions, expanding its
                                                     security services product offerings, establishing a
                                                     national accounts program, increasing its sales and
                                                     marketing efforts, and expanding its dealer operations.
Nasdaq SmallCap Market Symbol and
  Proposed Nasdaq National Market Symbol ..........  "HLMS"

- ------
(1) Excludes (i) 57,846 and 165,429 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Executives Plan and the Directors Plan (each as defined in "Management--Stock Option Plans"), respectively; (ii) 878,864 shares of Common Stock reserved for issuance upon exercise of the Investor Warrants and Institution Warrants (each as defined in "Risk Factors--Control by Certain Stockholders"); and
    (iii) 830,000 shares of Common Stock reserved for issuance upon exercise of options which have been granted under the 1996 Stock Incentive Plan (the "1996 Plan"), subject to and conditioned upon stockholder approval of the 1996 Plan at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996. See "Management--Stock Option Plans," "Business--Historical Developments" and Notes 7 and 8 to Notes to Consolidated Financial Statements.

                     SUMMARY FINANCIAL AND OPERATING DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               Three Months
                                             Ended March 31,                              Year Ended December 31,
                                      -----------------------------    ------------------------------------------------------------
                                               (unaudited)
                                          1996           1995            1995         1994          1993         1992        1991
                                       ----------   ---------------    ----------   ----------   ----------   ----------   --------
Statement of Operations Data:(1)
Revenues  ..........................    $12,292         $12,584        $ 50,075     $ 51,402      $ 53,500     $ 56,173     $59,042

Cost of sales (exclusive of depreciation
  expense) .........................     (6,429)         (6,179)        (26,262)     (24,885)      (26,916)     (29,560)    (32,152)
Gross profit  ......................      5,863           6,405          23,813       26,517        26,584       26,613      26,890
Selling, general and administrative
  expenses .........................     (3,195)         (3,626)        (16,668)     (15,051)      (17,837)     (17,287)    (18,157)
Depreciation and amortization  .....     (2,663)         (2,519)        (10,390)      (9,736)       (8,919)      (8,139)     (8,034)
Income (loss) before cumulative effect
  of change in accounting principle and
  extraordinary item ...............       (253)              5          (3,674)         404           (55)      (3,795)    (73,066)
Net income (loss)  .................       (253)          2,482          (1,197)         404           (55)      19,392     (73,066)
Income (loss) per common share before
  cumulative effect of change in
  accounting principle and
  extraordinary item ...............      (0.06)           0.00           (0.82)        0.11         (0.02)       (3.04)    (372.10)
Net income (loss) per common share(2)     (0.06)           0.55           (0.27)        0.11         (0.02)       15.54     (372.10)
Weighted average shares outstanding .     4,459           4,459           4,459        3,580         2,944        1,250         196

                                            At March 31, 1996
                                               (unaudited)
                                      -----------------------------
                                         Actual     As adjusted(3)
Balance Sheet Data:
Working capital  ...................    $(6,108)        $ 2,822
Total assets  ......................     79,360          88,290
Long-term debt, net of current
  maturities .......................      4,248           4,248
Shareholders' equity  ..............     47,419          56,349

- ------
(1) Results of operations vary significantly among the years due to several reorganizations and a recapitalization of the Company. Net loss for 1995 reflects the effect of a non-recurring charge of $2,074,000 recorded in the fourth quarter of 1995 and the cumulative effect of a change in the method of accounting for non- refundable payments received from customers for company-owned systems resulting in a net credit after tax of $2,477,000. See Notes 3 and 4 to Notes to Consolidated Financial Statements for further explanations. Net income for 1992 reflects the effect of an extraordinary gain, net of tax of $23,187,000, resulting from the restructuring of debt that occurred in August 1992. Net income for 1991 includes a non-recurring charge of $70,412,000 for the writedown of subscriber contracts, goodwill, fixed assets and other items resulting from management's assessment of the adequacy of the carrying values of such assets and other non-recurring expenses.

(2) The net income (loss) per common share data has been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock on March 27, 1995.

(3) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $10.25 per share (after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   This Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this Prospectus. An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

RECENT NET LOSSES AND ACCUMULATED DEFICIT

   The Company incurred a net loss of $1,197,000 in 1995. This loss reflects the effect of a non-recurring charge of $2,074,000 and the cumulative effect of the change in the method of accounting for non-refundable payments received from customers for company-owned systems resulting in a net credit after tax of $2,477,000. The Company had net income of $404,000 in 1994 and net loss of $55,000 in 1993. At December 31, 1995, the Company had an accumulated deficit of $70,188,000, up from $68,991,000 at December 31, 1994, and a working capital deficit of $5,246,000 up from $1,818,000 at December 31, 1994. Although the Company has experienced a decline in revenues in recent years, the percentage rate of decline in revenues over the past three years has been reduced. See "Risk Factors -- Customer Cancellation Rates," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 4 to Notes to Consolidated Financial Statements.

NEED TO SECURE FUTURE FINANCING

   The Company entered into an Amended and Restated Loan Agreement with Fleet Bank, N.A. (formerly NatWest Bank N.A.) (the "Bank"), dated September 30, 1993 (the "Loan Agreement"), providing for a $9 million five-year term note (the "Term Note") and a $3 million revolving loan facility (the "Credit Note"). The Term Note is currently being repaid as scheduled. The Company is currently unable to draw down any amounts under the Credit Note. In November 1995, the Bank informed the Company that there would be no further extensions of credit thereunder. The Company has entered into commitment letters with two other banks, pursuant to which such banks have agreed, subject to the terms and conditions set forth therein (including, without limitation, negotiation of a definitive loan agreement), to provide a two-year, $25 million revolving credit facility which, following the expiration of such two-year period, converts into a five-year term loan (the "Credit Facility"). Subject to specified borrowing conditions, up to $12.5 million of the Credit Facility will be available for borrowing upon the closing thereof, and up to an additional $12.5 million will become available if the Company receives at least $10 million in net proceeds from the sale of newly issued Common Stock by October 31, 1996. There can be no assurance, however, that the Credit Facility or any other financing will become available to the Company. Further, in the event the Credit Facility becomes available to the Company, there can be no assurance that the Company will receive at least $10 million in net proceeds from the sale of newly issued Common Stock by October 31, 1996 and that, therefore, the additional amount of $12.5 million of the Credit Facility will become available to the Company. The inability to obtain the initial $12.5 million portion of the Credit Facility or any other financing could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GEOGRAPHIC CONCENTRATION

   The Company's existing subscriber base is geographically concentrated in New York, New Jersey and Pennsylvania. Accordingly, the performance of the Company may be adversely affected by regional or local economic conditions.

   The Company may from time to time make acquisitions in regions outside of its current operating area. The acquisition of companies in other regions, or in metropolitan areas in which the Company does not currently have subscribers, requires an investment by the Company. In order for the Company to expand successfully into a new area, the Company must acquire companies with a sufficient number and density of subscriber accounts in such area to support the investment. There can be no assurance that the Company will find such opportunities or that an expansion into new geographic areas will generate operating profits.

RISK RELATED TO GROWTH THROUGH ACQUISITIONS

   One of the Company's primary strategies is to increase its revenues and the markets it serves through the acquisition of other companies in the electronic security services industry and portfolios of alarm monitoring accounts. There can be no assurance that the Company will be able to acquire or profitably manage suitable acquisition candidates or successfully integrate such businesses into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any businesses acquired will be profitable at the time of their acquisition or will achieve sales and profitability that justify the investment therein or that the Company will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, diversion of management's attention, increased burdens on the Company's management resources and financial controls, dependence on retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities, and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. See "Use of Proceeds" and "Business -- Business Strategy."

CUSTOMER CANCELLATION RATES

   The Company is heavily dependent on its recurring monitoring and service revenues. Given the relatively fixed nature of monitoring and service expenses, increases and decreases in monitoring and service revenues have a significant impact on the Company's profitability. Substantially all of the Company's monitoring and service revenues are derived from recurring charges to subscribers for the provision of various services. Although no single subscriber represents more than one-half of one percent of the Company's recurring revenue base, the Company is vulnerable to subscribers cancelling their contracts. In recent years, lost recurring revenues from such cancellations have exceeded the new recurring revenues added by the Company's sales efforts. However, the Company's cancellation rate (as defined in detail below), representing lost recurring revenues from cancellations as a percentage of gross recurring revenues, decreased significantly from 15.2% in 1991 to 10.9% in 1995. Although the Company's rate of subscriber cancellations has been substantially reduced since 1991, there can be no assurance that this rate may not increase in the future for a variety of reasons associated with general economic conditions, market competition and the level of customer satisfaction with the Company's services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   As described herein, the "cancellation rate" means the gross recurring revenues lost through cancellation in a given period; less those recurring revenues derived from subscribers who cancel their service with the Company in order to move and then contract for the Company's services at their new premises; and less those recurring revenues derived from new subscribers who occupy a vacant premises where the Company has an existing company-owned system and who contract for the Company's services using that equipment; divided by the gross recurring revenues in force at the beginning of the period, annualized and expressed as a percentage.

COMPETITION

   The electronic security services industry is highly competitive and fragmented. The Company competes with national and regional companies, as well as smaller local companies, in all of its operations. Furthermore, new competitors are continuing to enter the industry and the Company may encounter additional competition from such future industry entrants. Subject to regulatory compliance, certain companies engaged in the telephone and cable business are competing in the electronic security services industry and other such companies may, in the future, enter the industry. Certain of the Company's current competitors have, and new competitors may have, substantially greater financial resources than the Company. See "Business -- Competition."

SIGNIFICANT OWNERSHIP OF COMMON STOCK BY CERTAIN STOCKHOLDERS

   At July 15, 1996, seven U.S. insurance companies and other institutions (the "Institutions") owned approximately 36% (38% including warrants to purchase an aggregate of 193,150 shares of Common Stock at $10.68 per share (the "Institution Warrants") of the Company's outstanding shares of Common Stock. Following this offering, the Institutions will own approximately 29% (32% including the Institution Warrants) of the Company's outstanding shares of Common Stock. Pursuant to the Exchange Agreement, dated as of December 18,

1991, which agreement was amended as of January 31, 1992, May 24, 1992 and June 30, 1992 (the "Exchange Agreement"), between the Institutions and the Company, the Institutions will be entitled to nominate two directors (the "Institution-Nominees") to the Board based on their ownership of Common Stock upon consummation of this offering. At July 15, HP Partners L.P., a Delaware limited partnership (the "Investor"), owned approximately 34% (43% including warrants to purchase 685,714 shares of Common Stock at an exercise price of $4.58 per share (the "Investor Warrants") of the Company's outstanding shares of Common Stock. Following this offering, the Investor will own approximately 28% (36% including the Investor Warrants) of the Company's outstanding shares of Common Stock. Pursuant to the Investment Agreement dated as of June 29, 1994 between the Investor and the Company (the "Investment Agreement"), unless the Company, the Investor and the Institutions agree otherwise, the number of directors the Investor is entitled to nominate to the Board (the "Investor- Nominees") upon consummation of this offering will be reduced from four to three directors. As of the date hereof, it has not been determined which, if any, of the Investor-Nominees will cease to be an Investor-Nominee upon the consummation of this offering. Following the offering, the Board will still be comprised of nine individuals. As of a result of these separate agreements with the Company, the Institution-Nominees and the Investor-Nominees constitute a majority of the Company's directors and are therefore in a position to control the Company. See "Business -- Historical Developments."

LIABILITY FOR EMPLOYEE ACTS AND DEFECTIVE EQUIPMENT

   The nature of the security services provided by the Company potentially exposes it to greater risk of liability claims for employee acts or omissions or system failure than may be inherent in many other service businesses. Although (i) substantially all of the Company's customers have subscriber agreements which contain provisions for limited liability and predetermined liquidated damages and (ii) the Company carries insurance which it believes provides adequate coverage for businesses of the Company's type, there can be no assurance that such existing arrangements will prevent the Company from being adversely affected as a result of damages arising from the acts of its employees, defective equipment or because some jurisdictions prohibit or restrict limitations on liabilities and liquidated damages. In addition, certain of the Company's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive damages and for certain other kinds of damages arising from employee misconduct. See "Business -- Risk Management."

POSSIBLE ADVERSE EFFECTS OF GOVERNMENT REGULATIONS

   The Company's operations are subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements. Many of the states in which Holmes operates, as well as certain local authorities, require Holmes to obtain licenses or permits to conduct a security alarm services business. Certain governmental entities also require persons engaged in the security alarm services business to be licensed and to meet certain standards in the selection and training of employees and in the conduct of business. The loss of such licenses, or the imposition of conditions on the granting or retention of such licenses, could have a material adverse effect on the Company. The Company believes that it holds the required licenses and is in substantial compliance with all licensing and regulatory requirements in each jurisdiction in which it operates. See "Business -- Regulation."

DEPENDENCE UPON SENIOR MANAGEMENT

   The success of the Company's business is dependent upon the active participation of the executive officers of the Company, most of whom have only recently been employed by the Company. In the event that the services of certain of such officers are lost for any reason, the Company's business may be materially and adversely affected. See "Management -- Directors and Executive Officers of the Company."

POSSIBLE ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

   The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquires at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it becomes an interested stockholder. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock. This provision of the Delaware law could delay and make more difficult a business combination even if the business combination could be beneficial, in the short term, to the interests of the stockholders. This provision of the Delaware law could also limit the price certain investors might be willing to pay in the future for shares of Common Stock.

CLASSIFIED BOARD OF DIRECTORS; NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SUPERMAJORITY VOTING

   Certain provisions of the Restated Certificate of Incorporation could have an anti-takeover effect by making it more difficult to acquire the Company by means of (i) a tender offer, a proxy contest or otherwise and (ii) the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. However, these provisions could also delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company's stockholders.

   The Company's Restated Certificate of Incorporation and By-Laws provide for the division of the Board into three classes of directors serving staggered three-year terms. The By-Laws provide that the size of the Board shall be nine, provided that the Board, by vote of three-quarters of the directors then in office, may increase or decrease the number of directors in any class. The classified board provision may prevent any party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. See "Business -- Historical Developments/The 1994 Investment Agreement" and "-- Historical Developments/The 1992 Restructuring" for a description of certain arrangements relating to the size and composition of the Board.

   The Restated Certificate of Incorporation of the Company also provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of meeting. Additionally, the Restated Certificate of Incorporation requires an affirmative vote of three-quarters of the Company's voting power (unless three-quarters of the total number of directors then in office shall have approved the amendment) to amend the provisions of the Restated Certificate of Incorporation with respect to the number and classification of the Board, stockholder action without written consent, director liability, indemnification and amendments to the Restated Certificate of Incorporation. See "Business -- Historical Developments/Other Certificate of Incorporation and By-Law Provisions."

POSSIBLE ADVERSE EFFECT OF "FALSE ALARMS" ORDINANCES

   According to certain data concerning the residential security alarm market prepared in 1995 by J.P. Freeman & Co. (the "Freeman Data"), approximately 97% of alarm activations that result in the dispatch of police or fire department personnel are not emergencies, and thus are "false alarms." Significant concern has arisen in certain municipalities about this high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

   A number of local governmental authorities have considered or adopted various measures aimed at reducing the number of false alarms. Such measures include (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms,
(iii) imposing fines on alarm subscribers for false alarms, (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms and (v) requiring further verification of an alarm signal before the police will respond. Enactment of such measures could adversely affect the Company's future business and operations.

POSSIBLE VOLATILITY OF STOCK PRICE

   The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of the Company's Common

Stock may be significantly affected by quarterly variations in the Company's operating results, changes in financial estimates by securities analysts or failure by the Company to meet such estimates, litigation involving the Company, general trends in the security alarm industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond the control of the Company. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

   Upon completion of this offering, the Company will have 5,459,257 shares of Common Stock outstanding (5,609,257 shares if the Underwriters' over-allotment option is exercised in full). In addition, 878,864 shares of Common Stock are reserved for issuance upon the exercise of outstanding Investor Warrants and Institution Warrants, 223,275 shares of Common Stock are reserved for issuance upon exercise of outstanding options and 830,000 shares of Common Stock are reserved for issuance upon exercise of options which have been granted under the 1996 Plan, subject to and conditioned upon stockholder approval of the 1996 Plan at the Company's annual meeting of stockholders, scheduled for October 31, 1996. Substantially all of the shares of Common Stock outstanding following this offering will be freely tradeable, except for (i) any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), (ii) certain shares subject to the Registration Rights Agreements described below and (iii) shares subject to the "lockup agreements" described below. The possibility that substantial amounts of Common Stock may be sold in the public market could have a material adverse effect on prevailing market prices of the Common Stock and could impair the Company's ability to raise capital or make acquisitions through the sale of its equity securities. The Company, its officers and directors and certain of its principal stockholders (who beneficially hold in the aggregate 4,031,495 shares of Common Stock, including shares of Common Stock issuable upon exercise of outstanding options and warrants beneficially owned by them), have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days from the date of this Prospectus (subject, in the case of the Company, to certain limited exceptions), without the prior written consent of the Representative (as hereinafter defined in "Underwriting"). See "Shares Eligible for Future Sale" and "Underwriting."

   Pursuant to the terms of their Registration Rights Agreements (as hereinafter defined in "Business -- Historical Developments"), the Investor and each Institution have been granted certain registration rights with respect to their shares of Common Stock presently held or shares of Common Stock issuable upon exercise of their warrants. In connection with this offering, the Investor and each Institution have waived their respective registration rights for a period of 180 days from the date of this Prospectus. In the future, however, the Company may experience added costs and complexity in the event such registration rights are exercised. In addition, the exercise of such rights could have an adverse effect on the market price of the Common Stock. See "Business -- Historical Developments."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of shares of Common Stock offered hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $8,930,000 ($10,344,500 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $10.25 per share.

   The Company currently intends to use a significant portion of the net proceeds from the sale of the Common Stock offered hereby to pursue all or part of its business strategy, including pursuing strategic acquisitions, expanding its security services product offerings, establishing a national accounts program, increasing its sales and marketing efforts and expanding its dealer operations. The Company is actively exploring acquisition opportunities and, except for an acquisition candidate located in the western region of the United States, has not yet identified any companies which it might wish to acquire. To date, the Company has not entered into any contracts, understandings or arrangements for any acquisition. Any decision to make an acquisition will be based upon a variety of factors, including the purchase price and other financial terms of the transaction, the business prospects and competitive position of and services provided by the acquisition candidate and the extent to which any such acquisition would enhance the Company's future prospects. See "Risk Factors -- Risk Related to Growth Through Acquisitions" and "Business -- Business Strategy."

   Pending the application of such proceeds, the Company intends to invest the net proceeds of this offering in government securities and investment-grade, short-term interest-bearing securities.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The Common Stock traded on the London Stock Exchange through March 24, 1995. Since March 27, 1995, the Common Stock has traded on the Nasdaq SmallCap Market under the trading symbol "HLMS." Application has been made to quote the Common Stock on the Nasdaq National Market under the same symbol. The following table sets forth, as applicable for the periods indicated, the range of the high and low mid-market closing prices for the Common Stock as reported by the London Stock Exchange and the range of high and low sale prices as reported by the Nasdaq SmallCap Market. The prices set forth below have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock effected on March 27, 1995.

                                          U.S. Dollars*       British Pounds
                                       ------------------   ------------------
                                         High       Low       High      Low
                                        -------   -------    -------   -------
1994                                                         sterling  sterling
                                                              pounds    pounds
     First Quarter  .................   $ 7.70  $6.72         5.18      4.48
     Second Quarter  ................     6.86   3.78         4.48      2.52
     Third Quarter  .................     6.58   5.46         4.20      3.50
     Fourth Quarter  ................     6.30   4.90         3.92      3.08
1995                                                        sterling   sterling
     First Quarter (on London Stock                          pounds     pounds
        Exchange through March 24, 1995) $6.25  $5.81         3.92      3.64
     First Quarter (on the Nasdaq
        SmallCap Market effective March
        27, 1995 ....................     6.25   6.25           --       --
     Second Quarter  ................     7.25   5.50           --       --
     Third Quarter  .................     9.25   4.25           --       --
     Fourth Quarter  ................     6.50   3.75           --       --
1996
     First Quarter  .................   $ 9.00  $4.38           --       --
     Second Quarter  ................     9.25   7.75           --       --
     Third Quarter (through July 25,
        1996) .......................    11.50   9.00           --       --

- ------
* For purposes of this table, historical pound/dollar exchange rates have been used based on the average of the rates at the end of each month during each quarterly period.

   On July 25, 1996 the last reported sales price for the Company's Common Stock on the Nasdaq SmallCap Market was $10.25 per share. At July 15, 1996, the Company had approximately 765 stockholders of record.

   The Company has not paid cash dividends on the Common Stock since 1989 and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. The payment of any future dividends will be determined by the Board in light of the conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board. In addition, the Company is subject to certain restrictions regarding the payment of cash dividends and the making of other distributions in respect of the Common Stock pursuant to the Loan Agreement and anticipates that it will be subject to similar restrictions under the Credit Facility and any other new financing arrangements.

                                CAPITALIZATION

   The following table sets forth the actual capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $10.25 per share (after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds of $8,930,000 therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                          At March 31, 1996
                                                                     ---------------------------
                                                                        Actual      As Adjusted
                                                                      ----------   -------------
                                                                            (in thousands)
Short-term obligations:
     Existing term note  ..........................................    $  2,250      $  2,250
     Capital lease obligations  ...................................         168           168
     Other debt  ..................................................          34            34
                                                                      ----------   -------------
        Total short-term obligations ..............................    $  2,452      $  2,452
                                                                      ==========   =============
Long-term obligations:
     Existing term note  ..........................................    $  3,375      $  3,375
     Capital lease obligations  ...................................         749           749
     Other debt  ..................................................         124           124
                                                                      ----------   -------------
        Total long-term obligations  ..............................    $  4,248      $  4,248
                                                                      ==========   =============
Shareholders' equity:
     Preferred Stock, $1.00 par value; 1,000,000 shares authorized;
        none issued and outstanding ...............................    $     --      $     --
     Common Stock, $.01 par value; 12,000,000 shares authorized;
        4,466,399 shares issued and outstanding
        (5,466,399 as adjusted) (1) ...............................          45            55
     Additional paid-in capital  ..................................     120,763       129,683
     Accumulated deficit  .........................................     (70,441)      (70,441)
     Minimum pension liability adjustment  ........................      (2,863)       (2,863)
     Less: treasury stock (7,142 shares)  .........................         (85)          (85)
                                                                      ----------   -------------
        Total shareholders' equity  ...............................    $ 47,419      $ 56,349
                                                                      ==========   =============

(1) Excludes (i) 57,846 and 165,429 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Executives Plan and the Directors Plan, respectively; (ii) 878,864 shares of Common Stock reserved for issuance upon exercise of the Investor Warrants and Institution Warrants (each as defined in "Risk Factors -- Control by Certain Stockholders"); and (iii) 830,000 shares of Common Stock reserved for issuance upon exercise of options which have been granted under the 1996 Plan, subject to and conditioned upon stockholder approval of the 1996 Plan at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996. See "Management -- Stock Option Plans," "Business -- Historical Developments" and Notes 7 and 8 to Notes to Consolidated Financial Statements.

                           SELECTED FINANCIAL DATA

   The following selected financial data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 were derived from financial statements of the Company which have been audited by Arthur Andersen LLP, independent certified public accountants. The unaudited balance sheet data as of March 31, 1996 and the unaudited statement of operations data for the three months ended March 31, 1995 and March 31, 1996 have been prepared on the same basis as the audited financial statements and in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. Results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996. The data should be read in conjunction with the financial statements, related notes and the other financial information included elsewhere herein.

                                      Three Months Ended
                                          March 31,                             Year Ended December 31,
                                    ----------------------   ---------------------------------------------------------------
                                         (unaudited)
                                       1996        1995         1995         1994         1993         1992         1991
                                     ---------   ---------   ----------   ----------   ----------    ----------   ----------
                                                            (in thousands, except per share amounts)
Statement of Operations Data:(1)
Revenues ........................    $12,292     $12,584      $ 50,075     $ 51,402     $ 53,500     $ 56,173     $ 59,042
Cost of sales (exclusive of
  depreciation expense)  .........    (6,429)     (6,179)      (26,262)     (24,885)     (26,916)     (29,560)     (32,152)
Gross profit ....................      5,863       6,405        23,813       26,517       26,584       26,613       26,890
Selling, general and administrative
  expenses  ......................    (3,195)     (3,626)      (16,668)     (15,051)     (17,837)     (17,287)     (18,157)
Depreciation and amortization ...     (2,663)     (2,519)      (10,390)      (9,736)      (8,919)      (8,139)      (8,034)
Income (loss) before income taxes
  and cumulative effect of change in
  accounting principle  ..........      (168)         57        (5,793)         982          145        3,803      (77,461)
Income (loss) before cumulative
  effect of change in accounting
  principle and extraordinary item      (253)          5        (3,674)         404          (55)      (3,795)     (73,066)
Cumulative effect of change in
  accounting principle  ..........        --       2,477         2,477           --           --           --           --
Extraordinary item ..............         --          --            --           --           --       23,187           --
Net income (loss) ...............       (253)      2,482        (1,197)         404          (55)      19,392      (73,066)
Income (loss) per common share before
  cumulative effect of change in
  accounting principle and
  extraordinary item  ............     (0.06)         --         (0.82)        0.11        (0.02)       (3.04)     (372.10)
Net income (loss) per common share(2)  (0.06)        .55         (0.27)        0.11        (0.02)       15.54      (372.10)
Weighted average shares outstanding    4,459       4,459         4,459        3,580        2,944        1,250          196

                                  Three Months Ended
                                       March 31,                        Year Ended December 31,
                                 --------------------    -------------------------------------------------------
                                      (unaudited)
                                    1996       1995       1995        1994        1993       1992        1991
                                  --------   --------    --------   ---------   --------   ---------    --------
                                                                 (in thousands)
Other Data:
EBITDA (3)  ...................    $2,679     $2,783     $7,392     $11,659      $9,649     $12,312     $9,217
Interest expense  .............       184        207        721         941         585         370      8,232
Capital expenditures  .........     2,670      1,917      7,494       7,361       7,883       7,074      6,423
Net cash provided by operating
  activities ..................     2,056      2,130      6,144       6,164       2,335       1,797      3,618

                                      At March 31,                                 At December 31,
                                 ----------------------    ----------------------------------------------------------------
                                       (unaudited)
                                     1996        1995        1995         1994          1993         1992          1991
                                  ----------   --------    ----------   ----------   ----------   ----------    -----------
                                                                       (in thousands)
Balance Sheet Data:
Working capital  ..............    $(6,108)    $  (911)     $(5,246)     $(1,818)     $(9,107)     $(8,307)      $(73,158)
Total assets  .................     79,360      85,940       81,629       87,148       84,078       83,450         87,862
Long-term debt, net of current
  maturities ..................      4,248       6,154        4,862        6,709        5,995          435            851
Shareholders' equity  .........     47,419      50,902       47,672       48,420       39,319       38,006        (22,142)

- ------
(1) Results of operations vary significantly among the years due to several reorganizations and a recapitalization of the Company. Net loss for 1995 reflects the effect of a non-recurring charge of $2,074,000 recorded in the fourth quarter of 1995 and the cumulative effect of a change in the method of accounting for non- refundable payments received from customers for company-owned systems resulting in a net credit after tax of $2,477,000. See Notes 3 and 4 to Notes to Consolidated Financial Statements for further explanations. Net income for 1992 reflects the effect of an extraordinary gain, net of tax of $23,187,000, resulting from the restructuring of debt that occurred in August 1992. Net income for 1991 includes a non-recurring charge of $70,412,000 for the writedown of subscriber contracts, goodwill, fixed assets and other items resulting from management's assessment of the adequacy of the carrying values of such assets and other non-recurring expenses.

(2) The net income (loss) per common share data has been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock effected on March 27, 1995.

(3) EBITDA means earnings before interest, taxes, depreciation and amortization and is presented because it is an accepted and useful financial indicator of a company's ability to service and incur debt. EBITDA should not be considered (i) as an alternative to net income or any other GAAP measure of performance, (ii) as an indicator of operating performance or cash flows generated by operating, investing or financing activities or (iii) as a measure of liquidity. EBITDA for 1995 does not reflect the cumulative effect of a change in accounting principle of $2,477,000 or a non-recurring charge of $2,074,000. EBITDA for 1992 does not reflect an extraordinary gain of $23,187,000. EBITDA for 1991 does not reflect a non-recurring charge of $70,412,000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                                                     Three Months
                                                    Ended March 31,             Year Ended December 31,
                                                ----------------------   -------------------------------------
                                                      (unaudited)
                                                                        (in thousands)
                                                   1996        1995         1995         1994          1993
                                                 ---------   ---------    ----------   ----------   ----------
Monitoring and service  ......................    $ 9,093     $ 9,609     $ 37,912     $ 39,747      $ 41,004
Installation  ................................      2,219       2,175        8,155        8,425         9,141
Franchise royalties, product sales and other .        980         800        4,008        3,230         3,355
                                                 ---------   ---------    ----------   ----------   ----------
Total revenues  ..............................     12,292      12,584       50,075       51,402        53,500
Cost of sales (exclusive of depreciation expense
  shown below) ...............................     (6,429)     (6,179)     (26,262)     (24,885)      (26,916)
                                                 ---------   ---------    ----------   ----------   ----------
Gross profit  ................................      5,863       6,405       23,813       26,517        26,584
Selling, general and administrative expenses .     (3,195)     (3,626)     (16,668)     (15,051)      (17,837)
Depreciation and amortization  ...............     (2,663)     (2,519)     (10,390)      (9,736)       (8,919)
Non-recurring charge  ........................         --          --       (2,074)          --            --
Other income  ................................         11           4          247          193           902
Interest expense, net  .......................       (184)       (207)        (721)        (941)         (585)
                                                 ---------   ---------    ----------   ----------   ----------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle ...       (168)         57       (5,793)         982           145
Provision (benefit) for income taxes  ........         85          52       (2,119)         578           200
                                                 ---------   ---------    ----------   ----------   ----------
Income (loss) before cumulative effect of change
  in accounting principle ....................       (253)          5       (3,674)         404           (55)
Cumulative effect of change in accounting
  principle, net of tax of $1,942 ............         --       2,477        2,477           --            --
                                                 ---------   ---------    ----------   ----------   ----------
Net income (loss)  ...........................    $  (253)    $ 2,482     $ (1,197)    $    404      $    (55)
                                                 =========   =========    ==========   ==========   ==========

    OVERVIEW

   The majority of the Company's revenues is derived from a combination of
(i) recurring payments received from subscribers for providing monitoring, service and equipment relating to electronic security systems, primarily under renewable contracts which generally have an initial five-year term,
(ii) non-refundable charges received in connection with the installation of company-owned systems in subscribers' premises, (iii) direct sales of electronic security systems and (iv) billable service charges, primarily from subscribers who own their systems outright. The remainder of the Company's revenues is derived from its insured parcel delivery service for the jewelry trade, jewelry vault rentals and royalties and product sales relating to its franchise and dealer operations.

   Recurring revenues are payable monthly, quarterly or annually in advance and are recognized as service is provided. Effective January 1, 1995, the Company changed its method of accounting for installation revenues with respect to the recording of non-refundable payments received from customers upon the completion of the installation of company-owned systems. The cumulative net effect of this change was to increase net income by $2.5 million in 1995. However, excluding the cumulative effect, this change resulted in an increase in net loss of $.4 million in 1995. Prior to this change, the Company deferred the difference between these payments and estimated selling costs and amortized such difference over the life of the non-cancelable subscriber contracts (generally five years). The Company believes that, on an ongoing basis, this change will not have a significant effect on net income. In addition, the Company further believes that recognizing revenues upon completion of the installation results in a better matching of revenues and expenses, better reflects the actual level of new business activity and conforms with the dominant practice being followed by the electronic security services industry. See Note 3 to Notes to Consolidated Financial Statements.

   Direct installation costs of company-owned systems, which include materials, labor and installation overhead, are capitalized and depreciated over the average useful life of subscriber contracts (including renewals), estimated by the Company to be twelve years. Other than direct installation costs of company-owned systems, all costs are recognized in the period in which they are incurred.

    FIRST QUARTER 1996 COMPARED WITH FIRST QUARTER 1995

   Revenues declined 2.3% to $12.3 million in the first quarter of 1996 from $12.6 million in the first quarter of 1995. The decline was primarily attributable to a reduction of monitoring and service revenues due to the excess of cancellations over new recurring revenues added to the base by the Company's sales efforts offset, in part, by revenues from the One Service business, acquired in March 1995. The annualized subscriber cancellation rate was 10.1% in the first quarter of 1996 compared to 11.9% in the first quarter of 1995. The Company's annual recurring revenue base declined from $35.5 million at December 31, 1995 to $35.2 million at March 31, 1996. However, it was $37.1 million at March 31, 1995. The severe winter weather during the first quarter of 1996 was partially responsible for a reduction in additions to recurring revenues from sales efforts and billings for service work during this period.

   Cost of sales increased 4.0% from $6.2 million in the first quarter of 1995 to $6.4 million in the same quarter of 1996, due primarily to the acquisition of the One Service business in March 1995. In the first quarter of 1996, selling, general and administrative expenses declined $.4 million compared to the first quarter of 1995, reflecting some of the initiatives taken in late 1995 to reduce costs. Depreciation and amortization charges increased 5.7% to $2.7 million in the first quarter of 1996 from $2.5 million in the first quarter of 1995. This increase relates primarily to depreciation expense on additions of company-owned systems on subscribers' premises.

   Income from operations decreased from $260,000 in the first quarter of 1995 to $5,000 in the first quarter of 1996, primarily as a result of the reduced revenues and increased depreciation expense, offset by lower selling, general and administrative expenses, as described above.

   Income (loss) before cumulative effect of change in accounting principle was $(253,000) in the first quarter of 1996, compared to $5,000 in the first quarter of 1995.

    FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

   Revenues declined $1.3 million (2.6%) to $50.1 million in 1995 from $51.4 million in 1994. A portion of the decline was attributable to a reduction in revenues of $1.8 million from the Company's monitoring and service operations relating to the cancellation of annual recurring revenues in excess of new sales. Such annual recurring revenue base declined from $37.4 million at December 31, 1994 to $35.5 million at December 31, 1995. In addition, reduced revenues resulted from a decline in revenues of $.7 million from franchise and dealer operations and $.7 million from the change in the method of accounting for non-refundable installation fees on company-owned systems. The decline in revenues was partially offset by revenues from the insured parcel delivery service of $1.4 million, which business was acquired in March 1995. In 1995, the franchise and dealer operations experienced the loss of several franchisees and a reduction in related royalties and product sales. The change in accounting policy regarding non-refundable installation fees, while having a favorable cumulative effect on net income, resulted in lower installation income recognition in 1995. The Company's cancellation rate continued to improve from a high in 1991 of 15.2%, to 10.9% in 1995, which was slightly better than the 11.1% cancellation rate in 1994. This improvement reflects continued efforts to upgrade older accounts with new systems and to provide high quality service to subscribers.

   Cost of sales increased by $1.4 million (5.5%) to $26.3 million in 1995 from $24.9 million in 1994 primarily due to costs incurred in the operation of the insured parcel delivery business.

   Selling, general and administrative expenses increased by $1.6 million (10.7%) to $16.7 million in 1995 from $15.1 million in 1994. The increase relates in part to legal and professional fees incurred in connection with the Outsourcing Agreement (as hereinafter defined in "Business -- Historical Developments/The 1995 Outsourcing Agreement") and a significant prospective acquisition which did not materialize. Increased selling expenses were incurred in connection with new marketing efforts relating to the ProWatch and LifeNet systems.

   Depreciation and amortization expense increased $.7 million (6.7%) to $10.4 million in 1995 from $9.7 million in 1994. The increase relates to additional depreciation of installation costs relating to new company- owned systems as well as those systems which have been upgraded.

   Interest expense, net of interest income, declined by $.2 million (23.4%) from $.9 million in 1994 to $.7 million in 1995 primarily due to an increase in interest income on investments and a declining debt balance under the Loan Agreement.

   Non-recurring charges of $2.1 million in 1995 included $1.1 million relating to (i) severance pay and related benefit costs in connection with the selective reduction of approximately 70 employees in the Company's work force, all of whom were terminated, notified or identified at December 31, 1995 and (ii) approximately $1.0 million relating to the write-off of unamortized leasehold improvements and other assets in connection with the Company's central station consolidation and the relocation of the Company's corporate headquarters scheduled for late 1996. See Note 4 to Notes to Consolidated Financial Statements.

   In 1995, the Company changed its method of accounting for non-refundable installation fees on company- owned systems. The cumulative net effect of this change was to increase net income by $2.5 million in 1995. However, excluding the cumulative effect, this change resulted in an increase in net loss of $.4 million in 1995. The Company believes that, on an ongoing basis, the effect on net income of this change will not be significant. See Note 3 to Notes to Consolidated Financial Statements.

   The Company recorded a net loss in 1995 of $1.2 million compared to net income of $.4 million in 1994. The net reduction in income of $1.6 million in 1995 is due to all the various changes described above.

    FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993

   Revenues declined $2.1 million (3.9%) to $51.4 million in 1994 from $53.5 million in 1993. The decline was primarily attributable to a reduction of $1.3 million in monitoring and service revenues owing to the net loss of recurring revenues from the base, despite the acquisition of $.7 million of annual recurring revenues in the first quarter of 1994. The subscriber cancellation rate was 11.1% in both 1994 and 1993. There was also a decline of $.7 million in installation revenues from 1993 to 1994, mainly as a result of the very severe weather in the first quarter of 1994 which adversely impacted the Company's sales and installation activities. Finally, franchise revenues declined $.1 million from 1993 and 1994, mainly as a result of lower royalty payments and equipment purchases by franchisees caused by the imposition of stricter credit controls by the Company.

   Cost of sales decreased by $2.0 million (7.5%) to $24.9 million in 1994 from $26.9 million in 1993, thus improving the Company's gross margin from 49.7% to 51.6% of revenues. The decline in cost of sales resulted primarily from a decline in monitoring and service costs of $1.9 million related to a headcount reduction of 13, the refurbishment of older alarm systems and the termination and renegotiation of certain real estate leases. Installation costs also declined by $.4 million from 1993 to 1994 mainly as a result of lower material usage related to the lower level of installation activity. Franchise costs increased by $.4 million primarily owing to a change in the equipment sales mix.

   Selling, general and administrative expenses decreased $2.8 million (15.6%) to $15.0 million in 1994 from $17.8 million in 1993. This decrease was mainly as a result of lower selling costs related to the lower level of sales activity in 1994, and reductions in general and administrative salary costs and professional fees.

   Depreciation and amortization expense increased $.8 million (9.2%) to $9.7 million in 1994 from $8.9 million in 1993. The increase is due to additional depreciation of installation costs relating to new company-owned systems as well as those refurbished. Amortization expense increased due to additional amortization of two groups of acquired subscriber monitoring contracts.

   Interest expense increased $.4 million (60.9%) to $.9 million in 1994 from $.6 million in 1993. This increase was due to higher interest rates and additional debt incurred for acquisitions of subscriber monitoring contracts and to fund other liabilities, primarily consisting of prior years' obligations including a portion of the pension fund and retroactive insurance premium liabilities.

   Net income increased by $.5 million to $.4 million in 1994 from a loss of $.1 million in 1993. This increase was primarily due to the reduction in costs exceeding the reduction in revenues described above, despite the fact that the income tax provision increased from $.2 million in 1993 to $.6 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  FIRST QUARTER 1996

   Cash and cash equivalents decreased by $.1 million from $.4 million on January 1, 1996 to $.3 million at the end of the first quarter of 1996. Net cash provided by operating activities was $2.1 million, offset by cash utilized by investing activities of $.6 million and cash utilized by financing activities (debt repayment) of $1.6 million.

   Net cash provided by operating activities in the first quarter of 1996 consisted primarily of $2.4 million in cash provided by sales of electronic security services, offset by a decrease in accounts payable and accrued expenses of $1.1 million, an increase in prepaid expenses and other current assets of $.2 million and an increase in deferred revenues of $.6 million.

   Net cash of $.6 million used in investing activities in the first quarter of 1996 consisted primarily of $2.6 million of additions to company-owned equipment on subscribers' premises and other fixed assets, offset by a net reduction of $2.0 million from net maturities of short-term investments.

   Net cash of $1.6 million used by financing activities during this period consisted primarily of principal repayments of $.7 million of the Company's term loan under the Loan Agreement and repayments of short-term borrowings of $.9 million under the Company's margin account which was secured against the value of securities in the Company's short-term investment account.

  FISCAL YEAR 1995

   Cash and cash equivalents declined by $1.0 million from $1.4 million in 1994 to $.4 million in 1995. In 1995, net cash provided by operating activities of $6.1 million was offset by $1.5 million of cash used by financing activities and $5.6 million of cash used by investing activities.

   Net cash provided by operating activities of $6.1 million in this period principally consisted of cash provided by sales of electronic security services, adjusted for non-cash charges for depreciation and amortization, an increase in accounts receivable of $1.6 million, an increase in accounts payable and accrued expenses of $2.3 million and a decrease in customer deposits and other liabilities of $1.6 million. The excess of current liabilities over current assets increased from $1.8 million in 1994 to $5.2 million in 1995 primarily as a result of a reduction in long-term debt, additions to property, plant and equipment and establishment of the reserve for severance and related benefit costs.

   Net cash of $5.6 million used by investing activities in 1995 consisted of $7.5 million of capital expenditures (primarily for installation of alarm equipment on subscribers' premises), offset by a net reduction of $1.9 million from net maturities of short-term investments.

   Net cash of $1.5 million used by financing activities during this period consisted principally of repayments of amounts due under the Loan Agreement and short-term borrowings under the Company's margin account. See Note 6 to Notes to Consolidated Financial Statements.

  FUTURE COMMITMENTS

   Liquid assets available to the Company as of December 31, 1995 included cash and cash equivalents of $.4 million. Additionally, the Company purchased short-term U.S. government and federal agency securities during the third quarter of 1994, of which $2.0 million remained available in a short-term investment account at December 31, 1995 to provide for working capital and other liabilities. The assets in the short-term investment account provide collateral for borrowing under a Company margin account. At December 31, 1995, $.9 million was outstanding under this margin account.

   Liquid assets available to the Company as of March 31, 1996 included cash and cash equivalents of $.3 million. During the first quarter of 1996, the Company repaid the $.9 million outstanding under the margin account and converted the remaining assets in the short-term investment account into cash and cash equivalents.

   In September 1993, the Company entered into the Loan Agreement with the Bank providing for a $9 million five-year term note (the "Term Note") and a $3 million revolving loan facility (the "Credit Note"). In 1993 and 1994, the Company borrowed approximately $12 million under the Loan Agreement. Such amounts were used to replace the Company's existing short-term borrowings, to finance acquisitions and to provide working capital. In August 1994, the Company repaid all outstanding amounts under the Credit Note. In September 1994, the Company began repaying outstanding principal amounts under the Term Note, which payments currently continue. On March 10, 1995, the Loan Agreement was amended to permit an additional borrowing of $2 million, during the month of December 1995 only, for the purpose of paying a portion of the costs of consolidation pursuant to the Outsourcing Agreement (as such term is defined below). This facility expired, unused. At March 31, 1996 and December 31, 1995, the outstanding balance on the Term Note was $5.6 and $6.2 million, respectively, and the unused balance on the Credit Note was $3 million on both dates. See Note 6 to Notes to Consolidated Financial Statements.

   The Company is currently unable to draw down any amounts under the Credit Note. In November 1995, the Bank informed the Company that there would be no further extensions of credit thereunder. The Company has entered into commitment letters (the "Commitment Letters") with Merita Bank Ltd and Bank of Boston Connecticut (the "New Banks") pursuant to which the New Banks have agreed, subject to the terms and conditions set forth therein (including, without limitation, negotiation of a definitive loan agreement) to provide a two-year $25 million revolving credit facility which, following the expiration of such two-year period, converts into a five-year term loan (the "Credit Facility"). Subject to specified borrowing conditions, up to $12.5 million of the Credit Facility will be available for borrowing upon the closing thereof, and up to an additional $12.5 million will become available if the Company receives at least $10 million in net proceeds from the sale of newly issued Common Stock by October 31, 1996. The proceeds of the Credit Facility will be used to repay the outstanding balance under the Loan Agreement ($4.9 million at July 15, 1996), to pay amounts due under the Outsourcing Agreement, to finance acquisitions and for general corporate purposes. There can be no assurance, however, that the Credit Facility or any other financing will become available to the Company. Further, in the event the Credit Facility becomes available to the Company, there can be no assurance that the Company will receive at least $10 million in net proceeds from the sale of newly issued Common Stock by October 31, 1996 and that, therefore, the additional amount of $12.5 million of the Credit Facility will become available to the Company. See "Risk Factors -- Recent Net Losses and Accumulated Deficit" and "-- Need to Secure Future Financing."

   The following summary of the material provisions of the Commitment Letters does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letters, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Because the terms, conditions and covenants of the Credit Facility are subject to the negotiation, execution and delivery of definitive documentation, certain of the actual terms, conditions and covenants thereof may differ from those described below.

   The Credit Facility will mature seven years from closing with principal payments due in years three through seven. Borrowing under the Credit Facility will bear interest, at the Company's option, at an annual rate equal to either the prime rate or the Eurodollar rate plus an applicable margin which varies with the Company's leverage (the ratio of total debt to EBITDA less capital expenditures). The Company will be obligated to pay a commitment fee of 1/2% per annum of any undrawn amounts. The New Banks will also receive warrants to purchase an aggregate of 166,666 shares of Common Stock at an exercise price of $9.75 per share.

   Mandatory prepayments of the Credit Facility will be required with the proceeds of certain issuances of indebtedness, the sale of assets outside the ordinary course of business and 50% of the Company's Excess Cash Flow (to be defined) after the second year.

   The Commitment Letters contemplate that the Credit Facility will contain a number of negative covenants customary in credit agreements for this type of loan including, without limitation, restrictions on additional indebtedness, dividends, acquisitions, investments, mergers and sales of assets, creation of liens, guarantees, issuance of capital stock and transactions with affiliates. The Company will also be required to comply with various financial covenants, tests and ratios including those relating to (i) ratios of total debt to EBITDA and total debt to recurring monthly revenue, (ii) minimum debt service coverage, (iii) minimum net worth and (iv) maximum capital expenditures. Beginning July 1, 1997, the Company's subscriber cancellation rate (to be defined) may not exceed 12% per annum.

   Failure to satisfy many of the financial and other covenants will constitute an event of default under the Credit Facility, notwithstanding the ability of the Company to meet it debt service obligations. The Credit Facility will also include other customary event of default, including, without limitation, material adverse change, change of management, and change of control (each to be defined).

   The Commitment Letters provide that the Credit Facility will be secured by all current and future assets of the Company's subsidiaries and guaranteed by the Company.

   On April 4, 1995, the Company entered into a ten-year information technology services agreement, as amended (the "Outsourcing Agreement"), with PremiTech Corporation ("PremiTech"), a subsidiary of EDS. The Outsourcing Agreement provides for PremiTech to manage the Company's technological infrastructure, perform certain of the Company's administrative functions, and assist in the consolidation of the Company's central monitoring facilities. For ongoing services during the ten-year term of the agreement, the Company is obligated to pay PremiTech a total of $47.7 million in equal monthly installments aggregating $4.8 million per year, subject to certain adjustments. In addition, the Company is obligated to pay PremiTech a total of $3.3 million for its consolidation activities, of which $500,000 was paid in 1995, $550,000 was paid during the first half of 1996, and the balance is payable on or before August 1, 1996. The Company may not have sufficient funds to meet its payment obligation to PremiTech on August 1, 1996. Unless the Company is able to obtain such funds in a timely fashion, extend the payment date or make other provision for payment, the Company will be in default under the Outsourcing Agreement. A default under the Outsourcing Agreement may have a material adverse effect on the operations of the Company. The Outsourcing Agreement also provides for additional payments to PremiTech in the event of a substantial increase in the number of the Company's subscriber accounts. See "Business -- Historical Developments/The 1995 Outsourcing Agreement" and Note 2 to Notes to Consolidated Financial Statements.

   The Company has and may continue to experience cash flow shortages. The Company's ability to meet its future cash needs will depend upon net cash provided by operations, together with potential financing from banks or other financial institutions, and net proceeds available from the sale of the shares of Common Stock offered hereby.

   In the course of its business, the Company plans ongoing annual capital expenditures for company-owned alarm equipment installed at subscriber premises. Additionally, the Company continues to invest in the replacement and modernization of the equipment utilized in its central monitoring activities and associated security services. All such capital expenditures will require substantial financial resources which are expected to be provided by internally generated funds and, as necessary, supplemental funding from other sources.

                                   BUSINESS

THE COMPANY

   Holmes provides security alarm monitoring services and designs, sells, installs and services electronic security systems for commercial and mid- to high-end residential subscribers. These systems include event detection devices, surveillance equipment and access control devices which restrict access to specified areas. The Company currently provides its services in the Northeast, primarily in New York, New Jersey and Pennsylvania, and conducts its operations through four branch offices, two central monitoring stations and 37 independent alarm service dealers and franchisees. According to a published survey, the Company was the twelfth largest provider of electronic security services in the United States in terms of total 1995 revenues.

   Following an internal management transition and reorganization that occurred during 1995, the Company engaged the services of several former senior executives of National Guardian, a large national electronic security alarm services company which was acquired by Ameritech Monitoring Services, Inc. in October 1995. Among the executives hired by the Company was George V. Flagg, the Company's President and Chief Executive Officer, who served as the President and Chief Executive Officer of National Guardian from 1986 to 1995. During Mr. Flagg's tenure, National Guardian became one of the four largest security services companies in the United States based upon revenues, which grew from approximately $40 million in 1985 to over $200 million in 1995. Under the direction of the Company's new management team, the Company is implementing a new business strategy involving a combination of strategic acquisitions and internal growth. In regard to strategic acquisitions, the Company intends to pursue both (i) fold-in acquisitions, which consist of businesses or portfolios of alarm monitoring accounts that can be readily combined with the Company's existing branch offices and management structure and (ii) new market acquisitions, which consist of companies in the electronic security services industry located outside the Company's current geographic market. To date, no agreements or understandings have been entered into with respect to any acquisitions, but the Company has identified one acquisition candidate located in the western region of the United States. In regard to its internal growth strategy, the Company intends to capitalize on public recognition of the historic Holmes brand name (which has been utilized in the security services industry since 1858) in connection with (i) expanding its security services product offerings, including the HolmesNet system for wireless data communications; (ii) establishing a national accounts program; (iii) increasing its sales and marketing efforts; and (iv) expanding its dealer operations.

   The Company's revenues consist primarily of recurring payments under written contracts for security alarm monitoring activities and associated services, which represented approximately 74% of total revenues in 1995. The Company monitors digital alarm signals arising from various activities, including burglaries, fires and other events, through security systems installed at subscribers' premises. These signals are received and processed at one of the Company's central monitoring stations. In order to reduce overall manpower requirements, achieve economies of scale and other cost efficiencies, and enhance the quality of service being provided, the Company is in the process of consolidating its central monitoring stations into one state-of-the-art facility with monitoring capacity of approximately 60,000 accounts. In order to avail itself of more extensive technological resources, the Company entered into a ten-year information technology services agreement with a subsidiary of EDS in 1995. The Company currently monitors approximately 35,000 accounts. To date, the Company has consolidated four central monitoring stations into two, and completion of the consolidation activities is scheduled for the third quarter of 1996. An additional 16% of the Company's total revenues in 1995 was comprised of direct sales and installation of security equipment.

   The balance of the Company's revenues in 1995 was derived from (i) jewelry vault rentals, (ii) insured parcel delivery services for the jewelry trade and (iii) royalty fees and product sales relating to its franchise and dealer operations. Approximately 80% of the Company's business is derived from commercial customers, including financial institutions, jewelry and fine art dealers, corporate headquarters, manufacturers, distribution facilities and health care and education facilities. The Company's residential business focuses principally on mid- to high-end customers.

   Electronic security services is a consolidating but still a highly fragmented industry, consisting of a large number of local and regional companies and several integrated national companies. The fragmented nature of the industry can be attributed to the low capital requirements associated with performing basic installation and maintenance of electronic security systems. However, the business of a full service, integrated electronic security services company providing central station monitoring services is capital intensive, and the Company believes that the high fixed costs of establishing both central monitoring stations and full service operations contribute to the small number of national competitors. The low marginal cost of monitoring additional customers has been one of the principal factors leading full service, integrated electronic security services companies to seek acquisitions of other electronic security businesses to consolidate into their existing operations. The principal focus of the Company's business strategy is to aggressively pursue acquisitions in this environment.

MARKET OVERVIEW AND TRENDS

   The Company is a leading competitor in the electronic security services industry, offering services in both the commercial and mid- to high-end residential segments of the market. The products and services marketed in the electronic security services industry range from alarm systems that provide basic intrusion and fire detection to sophisticated systems incorporating such features as closed circuit television and access control. The industry consists of companies that design, sell, install, monitor and maintain intrusion, fire alarm and other electronic security systems. It includes companies using both hardwire and wireless technology for systems installed on subscribers' premises and digital, multiplex and wireless (radio) technologies for the transmission of alarm signals to a central monitoring center, such as the Company's central station monitoring facilities. The Company believes that the electronic security services industry is characterized by the following attributes:

   o High Degree of Fragmentation. The electronic security services industry is comprised of a large number of local and regional companies and several integrated national companies. The Company believes that, based on industry studies, there are approximately 11,000 separate companies in the industry generating approximately $12 to $13 billion in revenues annually. A survey published by SDM magazine (formerly Security Distributing and Marketing) in May 1996 reported that in 1995, based upon information provided by the respondents, the 100 largest companies in the industry accounted for approximately 23% of total industry revenues. According to the same survey, the Company ranks twelfth among the 100 largest companies in the industry in terms of total 1995 revenues.

   o Trend Toward Consolidation. The Company believes that because the central station monitoring sector of the electronic industry has relatively high fixed costs but relatively low marginal costs associated with servicing additional subscribers, the industry offers significant opportunities for consolidation. In addition, the Company believes that the fragmented nature of the industry can be attributed to the low capital requirements associated with performing basic installation and maintenance of electronic security systems. However, the business of a full service, integrated electronic security services company which provides central station monitoring services is capital intensive, and the Company believes that the high fixed costs of establishing both central monitoring stations and full service operations contribute to the small number of national competitors. The marginal cost of monitoring additional customers is low and has been one of the principal factors leading full service, integrated electronic security services companies to seek acquisitions of other electronic security services businesses to consolidate into their existing operations. The Company intends to actively participate in the industry consolidation by pursuing its acquisition business strategy.

   o Continued Product Diversification and Integration of Services. A recent trend in the commercial electronic security services industry has been increased integration of different types of products into single systems provided by single vendors. The Company believes that this trend has resulted from commercial needs for enhanced security services on a more cost-effective basis. Whereas basic alarm systems were once adequate for many businesses, it appears that many companies now require access control and closed circuit television systems integrated into a single system to provide for their overall security needs. A security system which provides burglar and fire alarm monitoring along with closed circuit television and access control, all integrated into one central system, not only provides enhanced security services, but also is more cost-effective than four separate systems installed by four separate vendors. In this environment, the Company believes that it can gain a competitive advantage over smaller companies in the industry that do not have the infrastructure or the expertise to support the larger and more sophisticated integrated systems. Hence, the Company is aggressively positioning itself to take advantage of this trend by expanding the breadth of its electronic security service offerings.

   o Advances in Digital Communications Technology. Prior to the development of digital communications technology, alarm monitoring required a dedicated telephone line, which made long-distance monitoring uneconomic. Consequently, in order to achieve a national or regional presence, alarm monitoring companies were required to maintain a large number of geographically dispersed monitoring stations. The development of digital communications technology eliminated the need for dedicated telephone lines, reducing the cost of monitoring services to the subscriber and permitting the monitoring of subscriber accounts over a wide geographic area from a central monitoring station. The elimination of local monitoring stations has decreased the cost of providing alarm monitoring services and has substantially increased the economies of scale for larger alarm service companies. In addition, the concurrent development of microprocessor-based control panels has substantially reduced the cost of the equipment available to subscribers in the residential and commercial markets and has substantially reduced service costs because many diagnostic and maintenance functions can be performed from a company's office without having to send a technician to the customer's premises.

   The Company believes that several factors contribute to a favorable market for electronic security services generally in the United States.

   o Increase in Crime Rates. According to the Uniform Crime Report published by the Federal Bureau of Investigation in 1995 (the "UCR"), between 1985 and 1994 the number of violent crimes reported in the United States increased by more than 40.3% and the total number of reported criminal offenses increased by 12.6%. The UCR also reported that although the number of reported criminal offenses decreased on a nationwide basis from 1993 to 1994 by 1.1%, a property crime was committed in the United States in 1994 once every three seconds.

   o High Level of Concern About Crime. As violent crime and the reporting of crime by the news media has increased, the perception by Americans that crime is a significant problem has also grown. Concurrently, demand for security systems has grown with greater awareness of risk management within the business community. In addition to the protection that electronic detection and surveillance systems provide, the Company believes that such systems also have a deterrent effect against crime.

   o Insurance Requirements and Premium Discounts. The increase in demand for security systems may also be attributable, in part, to the requirement of insurance companies that businesses install an electronic security system as a condition of insurance coverage. The purchase of an electronic alarm system often entitles the subscriber to obtain premium discounts as well. In addition, in order to comply with many municipal fire codes, the installation of an electronic fire system is required in many localities.

BUSINESS STRATEGY

   In January 1996, the Company engaged the services of several former senior executives of National Guardian, including George V. Flagg, who had been the President and Chief Executive Officer of National Guardian from 1986 to 1995. See "Management -- Directors and Executive Officers of the Company." During Mr. Flagg's tenure, National Guardian became one of the four largest electronic security services companies in the United States based upon revenues, which grew from approximately $40 million in 1985 to over $200 million in 1995. Such growth resulted, in part, from National Guardian's acquisition program and from its internal sales and marketing strategy. During the same period, National Guardian's business was focused primarily on commercial and mid- to high-end residential subscribers, with an important component of its commercial subscriber base being large, national account businesses with multiple locations nationwide that required electronic security services at each site. The background, experience and combined expertise of the new management team has been integral to the development of the Company's new business strategy.

   The new management team believes that Holmes is uniquely positioned to pursue a new business strategy involving a combination of strategic acquisitions and internal growth. Because the historic Holmes brand name is well established in the Northeast and has been utilized since 1858, the Company believes that it can capitalize on public recognition of this name and its historic reputation in connection with expanding into new geographic markets throughout the United States, establishing a national accounts program, increasing its sales and marketing strategy and expanding its dealer operations and achieving continued market penetration by increasing its sales force. The Company further believes that its new management team's previous experience will be helpful in successfully implementing its business strategy.

  GROWTH THROUGH ACQUISITIONS

   The Company intends to become an active participant in the consolidation of its industry by aggressively pursuing two fundamental types of acquisitions: fold-in acquisitions and new market acquisitions. Various factors will be considered when evaluating any potential acquisition, including the purchase price and other financial terms of the transaction, the business prospects and competitive position of and services provided by the acquisition candidate and the extent to which any such acquisition would enhance the Company's future prospects. In addition to determining the economic viability of the proposed acquisition, an acquisition candidate will be evaluated for stability of subscriber base, market share, quality of operations, compatibility of equipment and contract terms and growth opportunities.

   Fold-in Acquisitions. Fold-in acquisitions will mainly target businesses or portfolios of alarm monitoring accounts that can be readily consolidated with existing Holmes branch offices and monitoring centers. Such acquisitions are attractive because the Company believes that, through consolidation, cost savings will be achieved due to the low variable cost associated with monitoring and supporting additional subscriber accounts. In addition, the Company believes that productivity gains and economies of scale may be realized through the elimination of redundant monitoring centers and increased usage of its newly consolidated state-of-the-art central monitoring facilities. The Company believes that certain fold-in acquisitions may also add specialized expertise to the Company. For example, acquiring a business that specializes in fire system installation would bring many of the expected financial benefits of a typical fold-in acquisition, and in addition, would enhance the Company's ability to broaden its product and service offerings with the added industry-specific knowledge and management obtained through the acquisition.

   New Market Acquisitions. The Company also intends to expand its operations through strategic acquisitions of electronic security services companies in new geographic markets throughout the United States, thereby diversifying its business base beyond the Northeast. In the Company's view, expansion into new geographic markets will also create additional opportunities for fold-in acquisitions. The Company believes that acquiring existing companies that have established a local market presence in areas outside of the Northeast is a less costly alternative to the internal development of new markets. In addition, through the retention of certain of the existing employees of acquired companies who are familiar with local markets, the Company believes it will be able to capitalize on local affiliations and relationships. New market acquisitions will be sought in geographic markets which the Company believes can serve as a framework for establishing national accounts business from subscribers who require electronic security services at multiple locations nationwide.

   The Company is actively exploring acquisition opportunities and has identified one company located in the western region of the United States, which it may wish to acquire. The Company has engaged in certain preliminary due diligence activities with regard to this potential acquisition. However, these activities have not resulted in any contract, understanding or arrangement for an acquisition as of the date of this Prospectus.

  INTERNAL GROWTH

   The Company plans to grow internally by expanding its product and service offerings, establishing a national accounts program which will focus on commercial subscribers conducting business in multiple locations nationwide, enhancing its sales and marketing activities and expanding its dealer operations. The Company believes that this proposed expansion will increase usage and cost efficiencies of its newly consolidated state- of-the-art central monitoring station, which in turn should result in overall improved productivity and enhanced operating margins. The Company's target market will remain oriented toward the commercial and mid- to high- end residential subscriber, where the Company's sophisticated and specialized security systems have been relied upon since 1858.

   Expanding Security Services Product Offerings. The Company believes that it has established a reputation as a provider of quality systems and services and that this reputation is the result, in part, of the Company's attention to advances in technology and their application to the Company's products and services. In this regard, the Company has recently established an Equipment Evaluation Committee that evaluates new products and the development of improvements to existing products and services. The Company is committed to offering a broad range of services, products and features that incorporate the latest technology generally available to the industry. As a result, the Company has entered into a relationship with ARDIS, a company owned by Motorola, Inc., under which the Company plans to utilize a national wireless data communications network for highly reliable and immediate transmissions of alarm signals as part of its HolmesNet system. Wireless data transmission methods are less susceptible to accidental or intentional signal transmission interruptions because they are less reliant on land-based telephone wiring networks. Due to its high level of security and reliability, the Company believes that the HolmesNet system will be attractive to customers such as jewelry stores, banks and others who require more than a conventional digital (telephone based) alarm system. The Company also offers other specialized services using products from various manufacturers to allow itself maximum flexibility in the types of systems and services that it provides. These include, but are not limited to, LifeNet, a sophisticated vehicle tracking system which uses global positioning satellite ("GPS") technology and is designed to provide a high level of security to executives while they travel in automobiles; CargoNet, also a GPS-based system, designed to protect trucks and trailers from theft; and ProWatch, an integrated security system for high-rise office buildings designed to automate fire and burglar alarms and access control systems located on tenants' premises as well as in the buildings' common areas, thereby reducing the need for physical guards on-site.

   Establishing A National Accounts Program. The Company believes that large companies conducting business on a national scale with multiple locations throughout the United States can achieve cost benefits by centralizing all of their security needs with a single vendor. The Company currently has several regional and national accounts, but has not generally pursued business outside the Northeast. The Company intends to establish a national accounts program that will enable it to compete for business from large commercial subscribers with multi-location security needs. This program is designed to offer national account subscribers, through an account manager, a single source for centralized and standardized system design, installation, service, billing, comprehensive activity and data reporting, nationwide monitoring and system operation for all of the subscriber's locations. The Company believes that a national accounts program will enhance its competitive position and increase the marketability of its services and products. A dedicated management team and sales force will implement and operate the national accounts business. It is intended that the Company's branch offices and dealers from its dealer program, under the direction of the centralized management team, will provide service and installation support for national account subscribers.

   Increasing Sales and Marketing Activities. The Company will continue to focus its marketing efforts on increasing its visibility throughout the United States. The Company intends to aggressively market and sell its products and services through its existing sales force and through the hiring of additional sales people. Sales compensation and incentive plans are being revised to increase the motivation of the sales force by reducing base salaries and increasing incentive compensation. The Company intends to provide its sales force and operational personnel with advanced training and market resources, including professionally prepared literature and presentation manuals, background research and technical information. The Company believes that such training and resources will expand the expertise and knowledge of its employees and enable each branch office to offer a full range of security products and services. In addition, the Company is returning to one of the original Holmes logos used in the early part of this century, which it believes will further increase public recognition and awareness of Holmes and its historical presence and long-standing reputation in the industry.

   Expanding Dealer Operations. The Company plans to expand its dealer operations by adding a number of new independent dealers to its authorized Dictograph dealer program and by implementing a separate Holmes authorized dealer program. The Dictograph program had previously been operated as a franchise network prior to 1996. Recently, the Company hired a dealer operations manager, with seven years of experience managing an extensive national dealer network, to market both of its dealer programs and to identify new dealer candidates. Increased recruiting efforts for the Dictograph and Holmes dealer programs will begin in the third quarter of 1996. As of July 15, 1996, the Company had 8 Dictograph dealers operating in exclusive territories throughout the United States. New Dictograph dealers will acquire exclusive territories from the Company and will be required to purchase a minimum quota of specialized proprietary security equipment from the Company. On the other hand, while authorized Holmes dealers will not be provided with exclusive territories, they will be allowed to purchase specialized proprietary security equipment from the Company without meeting minimum purchase requirements. In addition, Holmes dealers will be authorized to use the Holmes brand name to gain market advantage. It is intended that both Dictograph and Holmes dealers will be offered the opportunity to provide service and installation support for certain of the Company's national accounts subscribers. It is also anticipated that the Company will provide central monitoring services to some of its dealers' customers. Both Dictograph and Holmes dealers will be provided with literature, access to Holmes' products and services, including monitoring, and other benefits.

   The Company believes that its dealer programs will provide it with a presence in local markets in which the Company may not have an office and thereby broaden recognition of its brand names. In addition, the dealers, who will be located throughout the United States, will give the Company greater geographic coverage for its developing national accounts business by providing subcontractor installation services. The Company believes that the development of these dealer programs will be an important aspect of establishing and supporting its national accounts program. In addition, the Company anticipates that, as a result of its dealer programs, revenues may be increased through the provision of monitoring services to its dealers' customers and by sales of its products to its dealers.

DESCRIPTION OF THE BUSINESS

   The Company provides security alarm monitoring services and designs, sells, installs and services electronic security systems for commercial and residential subscribers. During 1995, approximately 74% of the Company's revenues was derived from security alarm monitoring activity and associated services. An additional 16% of the Company's 1995 revenues was derived from the direct sale and installation of security equipment. The remainder of Holmes' revenues in 1995 was derived from (i) jewelry vault rentals, (ii) insured parcel delivery services for the jewelry trade and (iii) royalty fees and product sales relating to its franchise and dealer operations.

  ALARM MONITORING SERVICES

   Central Monitoring Activity. The Company monitors signals arising from various activities, including burglaries, fires and other events, through certain of the systems described below which are installed at the subscriber's premises. The Company's monitored security systems consist of sensors, transmitters and other event detection devices designed to detect a variety of conditions including, but not limited to, entry, movement, fire, temperature, water flow and electric power interruption. The sensors and other event detection devices are connected to a control panel/transmitter which sends signals to one of four central monitoring stations maintained by the Company. Signals may be transmitted over leased telephone lines, multiplex circuits, public telephone lines and cellular and radio networks. The control panel/transmitters are generally microprocessor-based and can identify the nature of the emergency and the area within a building where the sensor or other device was activated. Company personnel at its central monitoring stations respond to incoming alarm signals by contacting the subscriber, alerting the police, the fire department or other emergency response services or, where contracted, dispatching a Holmes response agent.

   Central Monitoring Stations. The Company monitors its subscriber accounts at one of two central monitoring stations located in New York City and Edison, New Jersey. Currently, each of the Company's central monitoring stations is operated separately by the Company's branch operation where each such central monitoring station is located, with alarm signals being processed by a central computer system located at the Company's branch operation in New York City. In order to reduce overall manpower requirements, achieve economies of scale and other cost efficiencies and enhance the quality of service being provided, the Company is in the process of consolidating its central monitoring facilities into one state-of-the-art facility to be located in Edison, New Jersey. To date, the Company has consolidated four central monitoring stations into two, and anticipates that its consolidation activities will be completed by the third quarter of 1996. In order to avail itself of more extensive technological resources, the Company entered into the Outsourcing Agreement in 1995. See "Business -- Historical Developments/The 1995 Outsourcing Agreement."

   The Company's central monitoring stations incorporate the use of communications and computer systems that route incoming alarm signals and telephone calls to operators at each station. Each operator sits before a computer monitor that provides immediate information concerning the nature of the alarm signal, the subscriber whose alarm has been activated and the premises on which such alarm is located. All telephone conversations are automatically recorded. Due to the security-sensitive nature of their employment, the Company's central monitoring employees are subject to extensive pre-employment screening.

   The Company's central computer system, which consists of two computers with built-in redundancy, has the capacity to monitor up to 60,000 subscriber accounts. The equipment at each of the Company's two central monitoring stations includes: phone switching equipment; digital receivers that process the incoming signals; a multi-channel, voice-activated recording system; an uninterruptable power supply; dual backup generators supplied by different fuel sources; and other equipment in support of specialized services such as LifeNet, CargoNet and ProWatch.

   The Company's central monitoring stations are listed by Underwriters Laboratories Inc. ("UL"). The Company also offers Factory Mutual Research Corporation ("FM") approved services through its New York City central monitoring station. UL and FM specifications for central monitoring stations include building integrity, back-up systems, staffing and standard operating procedures. UL and FM confirm compliance with their respective specifications through periodic on-site inspections. In many jurisdictions, applicable law requires that security alarms for certain buildings be monitored by UL-listed and/or FM-approved facilities. In addition, such listing and/or approval is required by certain commercial subscribers' insurance companies as a condition to insurance coverage.

   Operation of Central Monitoring Stations. Depending upon the type of service for which the subscriber has contracted, central monitoring station personnel respond to alarms by relaying information to the local fire or police departments, notifying the subscriber, or taking other appropriate action, such as dispatching alarm response personnel to the subscriber's premises where this service is available. Other non-emergency administrative signals are generated by low battery status, deactivation and reactivation of the alarm monitoring system, and test signals, and are processed automatically by computer. Each of the Company's central monitoring stations operates 24 hours per day, seven days a week, including all holidays. Each operator receives training that includes familiarization with substantially every type of alarm system in the Company's subscriber base. The Company's training program encompasses classroom study as well as personalized instruction by experienced operators on all aspects of alarm monitoring procedure.

   Subscriber Contracts. The Company's alarm monitoring subscriber contracts generally have initial terms of five years in duration and provide for automatic renewal terms for fixed periods (typically one or two years) unless the Company or the subscriber elects to cancel the contract at the end of its term.

   In the normal course of its business, the Company experiences customer cancellations of monitoring and related services as a result of subscribers relocating, the cancellation of purchased accounts in the process of assimilation into the Company's operations, unfavorable economic conditions, dissatisfaction with field maintenance services and other reasons. This attrition is offset to a certain extent by revenues from the sale of additional services to existing subscribers, price increases, the reconnection of premises previously occupied by subscribers and conversions of accounts previously monitored by other alarm companies. See "Risk Factors
- -- Customer Cancellation Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Alarm Response Services. The Company supplements its security alarm monitoring services by providing to certain subscribers "alarm response service" in connection with alarm system activations. Upon receipt of an alarm activation signal from an alarm response service subscriber, a response guard is dispatched by the Company to the subscriber's premises. If the Company's response guard observes potential criminal activity upon arrival at the Subscriber's premises, the response guard will report the activity to the dispatch office, which will in turn notify local law enforcement. The response guard will then maintain surveillance until law enforcement officers arrive. Depending upon a subscriber's preference, the dispatch of the Company's response guards may be used as an alternative to the dispatch of local police.

   The Company's patrol and response officers are subject to extensive pre-employment screening. Patrol and response officers are required to have firearm permits and applicable state and city guard licenses. The Compa-ny's training program for patrol and response officers includes arrest procedure, criminal law, firearms usage and patrol and search tactics. This training program complies with state-mandated requirements. The provision of patrol and alarm response services subjects the Company to greater risks, including those relating to accidents or inappropriate employee behavior, than other types of services.

   The Company believes that demand for alarm response service may increase as a result of a trend on the part of local police departments to limit their response to alarm activations and other factors that may lead to a decrease of police presence. In addition, the Company believes that alarm response service is an effective means to assist subscribers in reducing their exposure to false alarm fines.

   Electronic Security Alarm Systems and Associated Services

   Electronic Security Systems. The Company uses what it believes to be the highest quality, most cost- effective components and products in the design and installation of electronic security systems for its customers. An effort is being made to incorporate the most suitable combination of products such that each system provides the highest level of security required at competitive prices. The Company designs, sells, installs and services the following types of security alarm systems:

   Intrusion Detection Systems incorporate control panels and sensors to detect glass breakage, unauthorized door and window openings, vibration, motion and noise, together with personal emergency alarms and other peripheral equipment such as sirens and bells. Activity indicating the presence of intruders is automatically communicated to the Company's central monitoring stations, a monitoring facility at the subscriber's own premises or the local police or fire department.

   Commercial and industrial businesses are the traditional users of these types of systems and generally regard them as a necessary business expense. In addition, residential purchases of these systems have grown in recent years. In an effort to minimize false alarms and improve customer service, the Company provides a video alarm verification system (Computect
   VS) for use in conjunction with intrusion detection systems. The Company is in the process of adding two-way voice capabilities to its central monitoring facility being consolidated in Edison, New Jersey.

   Fire Detection Systems incorporate heat, ionization, smoke and flame sensing devices, manual pull stations, evacuation sounders, sprinkler systems, elevator controls and evacuation systems. Fire detection systems are designed to comply with applicable fire codes. Activities indicating fire related conditions or events are automatically communicated to the Company's central monitoring stations, a local police or fire department or a monitoring center at the subscriber's own premises.

   Access Control Systems are primarily designed to exclude unauthorized personnel from specified areas. These systems provide access control that is generally card-activated and can be integrated with fire and burglary detection systems. Entry and exit activity can be monitored or recorded, and may be controlled on the basis of time and authority level. In addition to standard access control systems, the Company has introduced ProWatch, an integrated building security system specially designed for multi-tenant office buildings. ProWatch integrates access control and intrusion and fire detection systems, which systems may be controlled and monitored by a Holmes central monitoring station.

   Closed Circuit Television Systems can monitor and record entry and exit activity or provide surveillance of designated areas. These systems can deter theft and vandalism or support other access control systems. These systems can be monitored either by a video recorder or in real time via a monitoring screen.

   Critical Condition Monitoring provides supervision of various commercial systems and processes. A common form of this service is monitoring of sprinkler system functions, such as water flow, air and water pressure, fire pump conditions, shut-off valves and water tank levels. Additionally, these systems can consist of ambient temperature sensors that signal failure of heating or refrigeration systems, devices that monitor manufacturing processes, and other equipment that monitors power levels, water levels and energy waste.

   Vehicle Tracking Systems provide covert tracking of vehicles and can pinpoint the location of a vehicle anywhere in the continental United States using global positioning satellite technology. In addition to pro-viding tracking capabilities, the Company's LifeNet system and CargoNet system control a vehicle's engine functions thereby allowing LifeNet or CargoNet, as the case may be, to direct a vehicle to a complete halt. CargoNet also protects commercial trucks and trailers from theft.

   Wireless Security Transmission Systems are designed to be monitored by a central monitoring facility via wireless security transmissions. In 1996 the Company introduced HolmesNet, an in-building wireless security transmission system which is constantly monitored by a Holmes central monitoring station. HolmesNet is also a two-way communication network that allows a subscriber to send a message directly to a Holmes central monitoring station and receive a confirmation that such message was received.

   Field Repair Services. The Company believes one of the most effective ways of improving customer retention is the provision of quality, responsive field repair service by Company employees. Repair services generate revenues primarily through billable field service calls and contractual payments under the Company's extended service program. The increasing density of the Company's subscriber base, as a result of the Company's continuing effort to infill areas surrounding its branch operations with new subscribers, permits more efficient scheduling and routing of field service technicians, and results in economies of scale at the branch level. The increased efficiency in scheduling and routing also allows the Company to provide faster field services response and support, which leads to a higher level of subscriber satisfaction.

FRANCHISE AND DEALER OPERATIONS

   The Company acquired the business of Dictograph Franchise Corporation in 1988. Headquartered in Edison, New Jersey, this business operates a widespread franchise network and authorized Dictograph dealer program throughout the United States and the Caribbean. As of July 15, 1996, the Company had 29 independent franchisees and 8 independent Dictograph dealers, all authorized to do business under the name of Dictograph Security Systems. The Company is in the process, however, of phasing out its franchise operations and, since 1993, has not established additional franchise relationships. Accordingly, the existing Dictograph franchisees are being given an option either to convert their franchises into dealerships by March 31, 1997 or to maintain their franchises under existing franchise agreements. The Company's franchise agreements require franchisees to purchase products based on individual minimum quotas and pay royalties based on a percentage of their revenues.

   In accordance with its current business strategy, the Company plans to increase the number of Dictograph dealers in the Dictograph dealer program and to establish an authorized Holmes dealer program. Under both programs, dealers are independent electronic security services businesses which sell, install and service security equipment. These businesses are typically small and often cannot properly provide monitoring services because they lack a sufficient number of subscribers to support the fixed operating expenses associated with such services. Hence, Dictograph and Holmes dealers are able to have their customers' security systems monitored by the Company. Other Company services are also available to dealers under both programs, including technical support, sales training and marketing assistance. In addition, it is intended that both Dictograph and Holmes dealers will be offered the opportunity to provide service and installation support for certain of the Company's national accounts subscribers. Pursuant to dealership arrangements under the Dictograph dealer program, dealers acquire exclusive operating territories and are required to purchase a minimum quota of specialized proprietary security equipment from the Company on an annual basis. On the other hand, under the Holmes program, authorized Holmes dealers will not be provided with exclusive operating territories, but will be allowed to purchase specialized proprietary security equipment from the Company without meeting minimum purchase requirements. In addition, Holmes dealers will be authorized to use the Holmes brand name to gain market advantage.

   In connection with the Company's efforts to expand its dealer operations, a dealer operations manager, with seven years of experience managing an extensive national dealer network, was recently hired to market both of the Company's dealer programs and to identify new dealer candidates. Increased recruiting efforts for the Dictograph and Holmes dealer programs began in the third quarter of 1996.

   To date, the Company's revenues from its franchise and dealer operations are derived primarily from (i) the gross margin on the sale of security equipment to franchisees and Dictograph dealers, (ii) royalties received from franchisees based upon their revenues and (iii) subcontract monitoring charges from security alarm services performed for monitoring franchisee and Dictograph dealer accounts. See "Business -- Business Strategy."

OTHER SERVICES

   Jewelry Vault Rentals. The Company operates a maximum security safe deposit vault facility in the jewelry district of New York City. Vault rentals are provided on a short-term or long-term basis to jewelers, many of whom also utilize the Company's security alarm services for their businesses located in the jewelry district.

   Insured Parcel Delivery. In 1995, the Company began providing insured parcel delivery services to the jewelry markets of New York City, Los Angeles and other locations after acquiring the assets of its One Service business. This business involves the arranging of overnight shipping of insured jewelry parcels from jewelry centers in New York, Los Angeles and other locations to various points throughout the United States. The Company's insured parcel delivery service provides a number of special handling features to ensure the security of the parcel, including computerized tracking and proof of delivery. In addition, insurance coverage is provided for each parcel in an amount up to $50,000 of the declared value of such parcel with no deductible.

MARKETING AND SALES

   The Company is currently focusing its marketing efforts on increasing its visibility throughout the United States. This is accomplished through national and local advertising in various forms of print media, direct mail campaigns, telemarketing efforts, referrals from existing customers and attendance at national trade shows. Additionally, the Company's marketing strategy includes the return to one of the original Holmes logos used in the early part of this century. The Company believes that use of this original logo will increase public recognition and awareness of Holmes and its historical presence and long-standing reputation in the industry. The Company also intends to provide its sales force with extensive training and market resources, including professionally prepared literature and presentation materials, background research and technical information.

   The Company installs security equipment either on the basis of an outright sale of the equipment to the subscriber, or as a "company-owned system" where Holmes charges the subscriber for the installation, but retains title to the equipment. Each of the Company's four branch offices has sales representatives for new system sales and for offering additional services to existing customers. In total, the Company currently employs 43 sales representatives. It is anticipated that additional sales representatives will be hired in the future to support the national accounts program and to support the Company's continued sales and marketing efforts. Sales of alarm systems are generally made at the customer's premises, typically through visits by a sales representative. The Company's sales representatives analyze a customer's security needs and, acting in coordination with necessary technical support staff, design or specify an appropriate security system to meet those needs and coordinate the installation of the system in the customer's premises. The Company maintains installation and field service personnel, as well as inventories of parts, in each of its branch offices. See "Business -- Business Strategy."

COMPETITION

   The electronic security services industry in the United States is highly competitive and highly fragmented, with new competitors continually entering the field. Competition is based primarily on price in relation to quality of service. The Company believes that it derives competitive strength from its emphasis on high quality systems and services and its attention to technological advances. Sources of competition in the electronic security services industry are other providers of central monitoring services, systems directly connected to local police and fire departments, local alarm systems and other methods of protection, such as locks and gates and manned guarding. The Company believes that it competes with numerous local, regional and national companies. The Company's primary nationwide competitors include ADT Security Systems, Inc., Ameritech Monitoring Services, Inc., Wells Fargo Alarm Services and Honeywell, Inc. Some of the Company's national competitors have greater financial, marketing and other resources than the Company. It is possible that, subject to regulatory compliance, companies such as those engaged in the telephone and cable business, if not already competing, may in the future endeavor to enter the electronic security services industry.

SUPPLIERS

   The Company currently has multiple sources of supply for the components used in the electronic security and fire detection systems that it designs and installs. The Company does not manufacture any of the equipment or components that it designs and installs. The Company believes that a variety of alternative sources of supply are available on reasonable terms. However, the Company has no guaranteed supply arrangements with its suppliers and purchases components pursuant to purchase orders placed from time to time in the ordinary course of business. There can be no assurance that shortages of components will not occur in the future. Failure of sources of supply and the inability of the Company to develop alternative sources of supply if required in the future could have a material adverse effect on the Company's operations.

REGULATION

   The Company's operations are subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements. Many of the states in which Holmes operates, as well as certain local authorities, require Holmes to obtain licenses or permits to conduct a security alarm services business. Certain governmental entities also require persons engaged in the security alarm services business to be licensed and to meet certain standards in the selection and training of employees and in the conduct of business. The Company believes that it holds the required licenses and is in substantial compliance with all licensing and regulatory requirements in each jurisdiction in which it operates.

   In addition, there has been a trend recently on the part of municipalities and other localities to attempt to reduce the level of false alarms through various measures such as the licensing of individual alarm systems and the imposition of fines upon customers, revocation of customer licenses or non-response to alarms after a certain number of false alarms. While such statutes and ordinances have not had a material adverse effect on Holmes' business operations to date, Holmes is unable to predict whether such statutes or ordinances, or any similar statues or ordinances enacted by other jurisdictions, will adversely affect its business and operations in the future. The security alarm industry is also subject to the oversight and requirements of various insurance, approval, listing and standards organizations. Adherence to the standards and requirements of such organizations may be mandatory or voluntary depending upon the type of customer served, the nature of security service provided and the requirements of the local governmental jurisdiction. The Company has not had any material difficulties in complying with such standards and requirements in the past.

   Holmes' electronic security business relies on the use of telephone lines and radio frequencies to transmit signals and to communicate with field personnel. The cost of such lines and the type of equipment which may be utilized in telephone line transmissions are regulated by both the federal and state governments. The operation and utilization of radio frequencies are regulated by the Federal Communications Commission and state public utilities commissions.

RISK MANAGEMENT

   The nature of the services provided by Holmes potentially exposes it to greater risks of liability for employee acts or omissions, or system failures, than may be inherent in many other service businesses. To reduce those risks, substantially all of Holmes' customers have subscriber agreements which contain provisions for limited liability and predetermined liquidated damages to customers and indemnification by customers against third party claims; however, some jurisdictions prohibit or restrict limitations on liability and liquidated damages. Holmes carries insurance of various types, including general liability and errors and omissions insurance to insure it from liability arising from acts or omissions of its employees. Holmes' general and umbrella liability insurance policies combined provide up to $15 million of coverage, depending on the nature of claims. Certain of Holmes' insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other kinds of damages arising from employee misconduct. In addition, in some states the contractual limitation of liability and indemnification provisions may be ineffective in cases of gross negligence or intentional misconduct and in certain other situations.

INTELLECTUAL PROPERTY

   Holmes Protection and Dictograph are the Company's principal trademarks and service marks. The Company also uses the Computect service mark in connection with its alarm services and related products, the LifeNet and CargoNet service marks for its vehicle tracking systems, the HolmesNet service mark in connection with its wireless transmission system and the One Service service mark for its insured parcel delivery service.

The Company believes that its rights in these trademarks and service marks are of unlimited duration and adequately protected by registration or applications to register. In addition, the ProWatch trademark is authorized for use by the Company from a third party. The Company believes that certain of its trademarks and service marks are important to the marketing of its security alarm services, particularly as the Company strives to establish a strong identity for Holmes with its customers. In addition, the Company relies on trade secret and other laws to protect its proprietary rights in its security systems and programs. No assurance can be given that the Company will be able to successfully enforce or protect its rights to its trademarks, service marks or proprietary information in the event that any of them is subject to third party infringement or misappropriation. The Company's central monitoring operations utilize proprietary software which the Company has licensed from a third party.

EMPLOYEES

   As of July 15, 1996, the Company had approximately 433 full-time employees. The Company believes that relations with its employees and their unions are satisfactory. All of the Company's installation and service personnel and a small portion of its response personnel are represented by unions under the following collective bargaining agreements with the Company's subsidiaries:

                                                                        Agreement         Employees
             Subsidiary                          Union               Expiration Date       Covered
 ----------------------------------   ---------------------------   ------------------    -----------
Holmes Protection of Long Island,    United Service Workers of     December 31, 1996           10
  Inc.                               America, Local 355
Holmes Protection of Philadelphia,   Local No. 98, International   May 10, 1996(1)             16
  Inc.                               Brotherhood of Electrical
                                     Workers
Holmes Protection of New Jersey,     United Service Workers of     September 30, 1996          36
  Inc.                               America, Local 355
Holmes Protection of New York,       Local 3, International        January 31, 1997            66
  Inc.                               Brotherhood of Electrical
                                     Workers
Holmes Protection of New York,       United Service Workers of     March 29, 1997              17
  Inc.                               America, Local 355

- ------
(1) Although this collective bargaining agreement expired on May 10, 1996, the parties thereto are currently negotiating a new agreement.

HISTORICAL DEVELOPMENTS

  THE 1995 OUTSOURCING AGREEMENT

   On April 4, 1995, the Company entered into a ten-year, $51 million information technology services agreement, as amended (the "Outsourcing Agreement"), with PremiTech Corporation ("PremiTech"), a subsidiary of EDS. Pursuant to the Outsourcing Agreement, PremiTech is assisting the Company in consolidating the Company's four central monitoring stations to a single location, managing all of the Company's technological infrastructure and performing certain of the Company's administrative functions. As part of the consolidation plan, PremiTech is administering the expansion of the Company's Edison, New Jersey facility to accommodate the computer equipment, voice and data transmission lines and monitoring workstations necessary for Holmes' employees to perform all central monitoring activities and dispatch functions. In regard to the Company's technological infrastructure, PremiTech has assumed ongoing responsibility for maintaining all of the Company's computer hardware and software systems, as well as all telephone and other voice and data communication systems and equipment. In addition, PremiTech is managing Holmes' customer service, purchasing, billing and collection functions. In accordance with the Outsourcing Agreement, 40 former employees of the Company became employees of PremiTech during 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   PremiTech's obligations under the Outsourcing Agreement are guaranteed by EDS, a Texas-based corporation which is a world leader in the application of information technology. PremiTech is a limited partner in the Investor, holding a partnership interest equivalent to approximately 6% of the Company's Common Stock.

  THE 1994 INVESTMENT AGREEMENT

   On August 1, 1994, pursuant to the Investment Agreement, the Investor purchased 1,515,886 shares of Common Stock (the "Investor Shares") and the Investor Warrants for an aggregate consideration of $10 million. The Investment Agreement and the transactions contemplated thereby, including amendments to the Company's By-Laws and the adoption of the Restated Certificate of Incorporation of the Company which effected the one- for-fourteen reverse stock split of the Common Stock, were approved by the Company's stockholders at a meeting held on July 29, 1994.

   In connection with the Investment Agreement, the Investor received the right to nominate four Investor- Nominees, subject to adjustment as described below, to the Company's Board. In the event that the number of shares of Investor Securities (as defined herein) as adjusted pursuant to stock splits and recapitalizations, shall be fewer than the number of shares set forth below and the Board shall at the date of such determination consist of nine or more members, the number of Investor-Nominees shall be reduced to the number set forth opposite the number and percentage of shares below:

    Percentage of
      Number of             Outstanding Common Stock            Number of
Investor Securities         As of December 31, 1995         Investor-Nominees
 -------------------        ------------------------         -----------------
      1,532,709                    34.4%                           3
      1,149,531                    25.8%                           2
        862,148                    19.3%                           1
        478,971                    10.7%                           0

   In the event that the number of Institution-Nominees shall be fewer than three, the Investment Agreement provides that the Investor shall use its best efforts to cause the Investor-Nominees to vote to reduce the size of the Board to seven members. Upon the adoption by the Board of such resolution reducing the number of directors constituting the entire Board to seven members, the number of Investor-Nominees shall be reduced to three. Thereafter, the number of Investor-Nominees shall be subject to further reduction according to the reduction in the number of Investor Securities as follows:

                                 Percentage of
      Number of             Outstanding Common Stock            Number of
Investor Securities         As of December 31, 1995         Investor-Nominees
 -------------------        ------------------------         -----------------
     1,532,709                       34.4%                         2
     1,053,737                       23.6%                         1
       478,971                       10.7%                         0

   As described below under the caption "The 1992 Restructuring," it is anticipated that, upon consummation of this offering, the number of permitted Institution-Nominees will be reduced from three to two. In such event, the Investment Agreement provides that the number of Investor-Nominees shall be reduced from four to three upon the condition that the size of the Board is reduced to seven directors. Unless the Company, the Investor and the Institution agree otherwise, the Investor will cause the number of Investor-Nominees to be reduced from four to three upon consummation of this offering. The Investor and the Company have agreed to waive the condition regarding a reduction in the size of the Board. Accordingly, the size of the Board will remain at nine members, subject to change as provided by the By-Laws. As of the date hereof, it has not been determined which, if any, of the Investor-Nominees will cease to be an Investor-Nominee upon the consummation of this offering. See "Business--Historical Developments/The 1992 Restructuring," "--Historical Developments/Other Certificate of Incorporation and By-Law Provisions" and "Management-Nomination of Certain Directors."

   In the event of the death, resignation or removal of a director of the Company (other than an Investor- Nominee or an Institution-Nominee) on or prior to August 1, 1996, the remaining directors then in office shall use their best efforts to elect a successor director to fill the vacancy created thereby. In the event that they shall fail to elect a successor director within 60 days following the date of such death, resignation or removal, and shall not, by a majority vote of the directors remaining in office within such period, agree to leave such directorship position vacant until the next annual meeting of stockholders, the Company shall use its best efforts to, and the Investor, to the extent permitted by the By-Laws shall, call a special meeting of stockholders for the purpose of electing a successor director to serve for the unexpired term created by the vacancy. George Flagg, the President and Chief Executive Officer of the Company, was appointed in May 1996 to fill such a vacancy.

   Notwithstanding the foregoing, the Investment Agreement provides that in the event the percentage interest of the Investor and the Investor Affiliates, as defined herein, represented by the Investor Securities shall be less than 8.5% of the issued and outstanding number of shares of Common Stock (including up to 400,000 shares of Common Stock issuable upon the exercise of the Investor Warrants), the Investor shall not be entitled to designate any Investor-Nominees. Except for such 8.5% minimum requirement, the percentage of the outstanding Common Stock represented by the number of Investor Securities set forth in the preceding tables does not affect the number of Investor-Nominees.

   As defined in the Investment Agreement, "Investor Affiliates" means collectively, Mark S. Hauser, David Jan Mitchell, William Spier (the foregoing, the "Individuals"), any partner of the Investor at August 1, 1994 ("Partner"), any former partner of the Investor who, upon withdrawal as a partner or upon the liquidation of the Investor, shall have received in distribution or liquidation any shares of Common Stock or Investor Warrants (a "Former Partner"), any wholly-owned subsidiary of any Partner or Former Partner, any successor to any Partner or Former Partner by reason of merger or the sale or disposition of all or substantially all of the business of such Partner or Former Partner (provided that such Partner or Former Partner has substantial operating activities), any immediate family member of any Partner or Former Partner or any of the Individuals or any trust for the benefit of any Partner or Former Partner or any of the Individuals or his or her immediate family members, and the estate, personal representative or the beneficiary of the estate of any Partner or Former Partner or any of the Individuals.

   As defined in the Investment Agreement, "Investor Securities" means all the shares of Common Stock (without duplication) beneficially owned solely, or on a shared basis exclusively with any Investor Affiliates, by the Investor and any Investor Affiliates, together with such number of shares of Common Stock beneficially owned by the Investor or any Investor Affiliates which are issuable upon the exercise of the Investor Warrants; provided that, for purposes of such definition, the number of such shares of Common Stock issuable upon the exercise of the Investor Warrants shall not exceed 400,000. The Investor Securities deemed to be held by any Investor Affiliate does not include any shares of Common Stock held by any Partner or Former Partner prior to the date such person first became a Partner.

    REGISTRATION RIGHTS AGREEMENTS

   In connection with the Investment Agreement, the Company entered into substantially similar Registration Rights Agreements, each dated August 1, 1994, with the Investor and each of the Institutions, respectively (the "Registration Rights Agreements"). Pursuant to the Registration Rights Agreements, the Company agreed to use its best efforts to prepare and file with the Securities and Exchange Commission and thereafter keep effective for a period of up to 15 years a registration statement under the Securities Act of 1933 (the "Securities Act") permitting the public resale of the Investor Shares, the 1,588,105 shares held by the Institutions on August 1, 1994, and the shares of Common Stock issuable upon exercise of the Investor Warrants and the Institution Warrants. The Registration Rights Agreements provide that the Company may not grant any "piggyback" registration rights with respect to underwritten offerings to any person without the written consent of the Investor and the holders of more than 50% of Registrable Securities (as defined therein) held by the Institutions. All expenses incident to the Company's performance of or compliance with the Registration Rights Agreements will be borne by the Company except that underwriters' discounts and commissions with respect to sales of Registrable Securities and fees and disbursements of counsel for the holders of Registrable Securities will be paid by such holders. In connection with this offering, the Investor and each Institution have waived their respective registration rights until 180 days following the date of this Prospectus.

    WARRANTS

   Investor Warrants. The Investor Warrants entitle the holder thereof to purchase 685,714 shares of Common Stock, and are exercisable at an exercise price of $4.58 per share at any time prior to expiration, subject to adjustment upon certain dilutive events. The Investor Warrants expire on August 1, 2004.

   Institution Warrants. The Institution Warrants initially entitled the holders thereof to purchase an aggregate of 147,572 shares of Common Stock, subject to adjustment upon certain dilutive events. The Institution Warrants expire on August 13, 2002. The Institution Warrants are exercisable at any time prior to expiration at an exercise price which is subject to adjustment upon certain dilutive events.

   As a result of the antidilution provisions contained in the Institution Warrants, upon the issuance of the Investor Shares and Investor Warrants to the Investor pursuant to the Investment Agreement, the Institution Warrants were adjusted to provide for an increase in the number of shares purchasable to 193,150 and a reduction in the exercise price from $13.97 to $10.68.

   The material provisions of the Investor Warrants and the Institution Warrants (collectively, the "Warrants") are substantially similar. Each of the Warrants provides that the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment from time to time upon the occurrence of the following events: upon issuance of shares of Common Stock below certain specified prices, payment of dividends by the Company in shares of Common Stock or extraordinary cash dividends, subdivision by the Company of its Common Stock, combination by the Company of the outstanding shares of Common Stock into a smaller number of shares of Common Stock, issuance by the Company of certain rights, options, warrants, evidences of its indebtedness or assets, or in case of any consolidation, merger or sale of substantially all the assets of the Company. Also, as stated below, the terms of the Warrants generally prohibit the Company from issuing preferred stock.

    OTHER CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

   In connection with the 1994 Investment Agreement, stockholders of the Company approved certain modifications to the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws (the "By- Laws").

   Under the Restated Certificate of Incorporation, the Board has the authority to issue Preferred Stock in one or more series and to determine its rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders, except that (i) any voting rights conferred on such Preferred Stock require the consent of three-quarters of the entire Board and a majority of the shares of Common Stock then outstanding and (ii) no regular dividends may be paid with respect to the Preferred Stock without the consent of the holders of a majority of the shares of Common Stock then outstanding. It should be noted, however, that pursuant to the terms of the Warrants, the Company is prohibited from issuing any capital stock of any class which has the right to more than one vote per share or which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up of the Company.

   The Company's Restated Certificate of Incorporation and By-Laws were amended in 1994 to provide for the division of the Board into three classes of directors serving staggered three-year terms. The By-Laws fix the initial size of the Board at nine, provided that the Board, by vote of three-quarters of the directors then in office, may increase or decrease the size of the Board and the number of directors in any class. Currently, the Board is comprised of 9 directors. The Restated Certificate of Incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Additionally, the Restated Certificate of Incorporation requires an affirmative vote of three-quarters of the Company's voting power (unless three-quarters of the total number of directors then in office shall have approved the amendment) to amend provisions of the Certificate of Incorporation with respect to the number and classification of the directors, stockholder action without written consent, director liability, indemnification and amendments to the Restated Certificate of Incorporation.

    THE 1992 RESTRUCTURING

   On August 13, 1992, the Company effected a financial restructuring (the "1992 Restructuring") pursuant to the Exchange Agreement, dated as of December 18, 1991, which agreement was amended as of January 31, 1992, May 24, 1992 and June 30, 1992 (the "Exchange Agreement"). Stockholder approval of the Exchange Agreement was received on August 10, 1992. The Exchange Agreement provided for the satisfaction of the Notes representing approximately $72.6 million of loans to the Company by the Institutions (including accrued interest and penalties thereon, as at June 30, 1992), by a combination of cash payment, an exchange of Common Stock for debt, and forgiveness of approximately $34.5 million of debt. The Company implemented a 25 for 1 reverse stock split and then sold for 8.75 British pounds (approximately $16.91) per share additional shares of Common Stock to the Institutions as well as a total of 1,151,947 shares to its existing stockholders and directors and to certain institutional investors. Upon the completion of the 1992 Restructuring, the Institutions received a total of 1,603,224 new shares of Common Stock (representing 54.3% of the resulting outstanding shares of Common Stock), warrants (the "Institution Warrants") to purchase an aggregate of 147,572 shares of Common Stock at 8.75 British pounds per share (representing 5% of the resulting outstanding shares), and a cash payment of $12.6 million. As of August 13, 1992, after giving effect to the reverse stock split, the average trading price of the Common Stock on the London Stock Exchange was 7.28 British pounds per share and, based upon such price, the aggregate value of the shares issued to the Institutions was approximately $22.5 million. (United States dollar equivalents stated in this paragraph assume an exchange rate of $1.9323 per British pound.) John Hancock Mutual Life Insurance Company and The Mutual Life Insurance Company of New York, and their respective affiliates, are currently the two largest stockholders among the Institution group.

   In connection with the 1992 Restructuring and pursuant to the Exchange Agreement, the Institutions received the right to nominate three directors of the Company, subject to adjustment based on their percentage ownership of total Common Stock. Specifically, the Exchange Agreement provides that so long as the Institutions in the aggregate continue to hold at least the percentage of the issued and outstanding Common Stock of the Company set forth below, the Institutions owning Common Stock (or such of the Institutions who wish to participate in the selection) shall have the right to nominate the following number of persons to the Board:

  Percentage of Outstanding Common                                Number of
     Stock Held by Institutions                                   Directors
 ------------------------------------                            -------------
              30.0%                                                  3
              20.0%                                                  2
               7.5%                                                  1

Following this offering, the aggregate share ownership of the Institutions will be reduced below 30%, and, accordingly, the Institutions will have the right to nominate only two directors. See also "Business -- Historical Developments/The 1994 Investment Agreement."

The Exchange Agreement provides with respect to any Institution that so long as such Institution holds any shares of Common Stock, if at any time the Company engages in any transaction that involves the offer or issuance of securities to its stockholders generally (including rights offerings and exchange offers), the Company will (i) allow such Institution to participate in any such transaction on identical terms, if such participation can be made pursuant to an exemption under the Securities Act of 1933 or (ii) in the event of a rights offering, at such Institution's option, provide for the sale by the Company of such Institution's rights or the underlying securities at the market price of such securities and the transmittal of the sale proceeds to such Institution in connection with such sale.

See also the discussion under "Warrants" above for a description of additional rights received by the Institutions pursuant to the Institution Warrants.

PROPERTIES

   As of July 15, 1996, the Company leased the following principal properties:

                                                                 Square      Annual
   Address                            Principal Use               Feet       Rental      Lease Expires
                             --------------------------------   --------    ----------   -----------------
95F Hoffman Lane            Service center and sales office        3,848       $25,008  June 30, 1997
Islandia, Long Island, NY
440 9th Avenue              Corporate and sales offices and       20,000      $392,800  February 28, 2002
New York, NY                central station
580 5th Avenue              Service and response center            6,500      $217,000  June 30, 2000
New York, NY                and vaults
524 West 29th Street        Service and response center           12,755      $128,125  June 30, 1999
New York, NY
21 Northfield Avenue        Sales office, service center and      15,620      $127,476  August 31, 1999
Edison, NJ                  central station
701 Callowhill Street       Sales office and service center       10,000       $35,000  August 31, 1999
Philadelphia, PA 19123

LEGAL PROCEEDINGS

   The Company experiences routine litigation in the normal course of its business, which claims are generally covered under the Company's insurance policies. The Company believes that none of such pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

   The Company is a defendant in a lawsuit captioned Pan American Diamond Corporation and Wasko Gold v. Holmes Protection of New York, Inc. commenced in New York State Supreme Court, New York County, on January 7, 1994. The complaint seeks compensatory, consequential and punitive damages in excess of $1,000,000 arising out of a burglary at a New York City jewelry manufacturing company in which an employee of the Company participated. In the event that it is determined that the Company's applicable insurance coverage for acts of employee dishonesty is limited to $100,000 at the date of the loss, the Company faces an uninsured exposure for any damages that may be awarded in excess of such amount. However, there are a variety of legal, factual and insurance coverage issues to be determined before an evaluation can be made as to the likely outcome of the action and the effect, if any, it may have on the Company. The Company intends to continue to vigorously defend this action.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The executive officers and directors of the Company are set forth in the following table:

                                   Class of
Name                       Age    Director(1)   Position
 ----------------------   -----   -----------    ----------------------------------------------
George V. Flagg (2)  ..    55          B        President, Chief Executive Officer and Director
James L. Boehme (2)  ..    48         --        Executive Vice President -- Sales and Marketing
Glenn C. Riker  .......    51         --        Senior Vice President of Human Resources and
                                                Assistant Secretary
Lawrence R. Irving (2) .   39         --        Vice President -- Finance
Pierre Besuchet  ......    62          A        Director
Daniel T. Carroll (3) .    70          A        Director
Lawrence R. Glenn  ....    58          B        Director
Mark S. Hauser (4)  ...    38          C        Director, Vice Chairman of the Board
William P. Lyons (4)  .    54          C        Director, Chairman of the Board
David Jan Mitchell (4) .   34          C        Director
Edward L. Palmer  .....    78          B        Director
William Spier (4)  ....    60          C        Director

- ------
(1) In accordance with the Restated Certificate of Incorporation and the By-Laws of the Company, the Board is divided into three classes of directors serving staggered three-year terms. The terms of the Class A, Class B and Class C directors will expire at the annual meetings of stockholders in 1998, 1996 and 1997, respectively. Each class of directors serves for three years, with the terms of office of the respective classes expiring in successive years.

(2) Mr. Flagg and Mr. Boehme assumed their respective positions as officers of the Company on January 8, 1996 and Mr. Irving assumed his position as an officer of the Company on May 13, 1996. Mr. Flagg became a director of the Company in May 1996.

(3) Mr. Carroll became a director of the Company on June 27, 1996.

(4) Pursuant to the Investment Agreement, unless the Company, the Investor and the Institutions agree otherwise, the number of directors the Investor is entitled to nominate will be reduced from four to three. As of the date hereof, it has not been determined which, if any, of the Investor-Nominees will cease to be an Investor-Nominee upon consummation of this offering. See "Business -- Historical Developments/The 1994 Investment Agreement" and "Management -- Nomination of Certain Directors."

   George V. Flagg. Mr. Flagg joined the Company on January 8, 1996 as President and Chief Executive Officer. Prior thereto, from September 1985 to December 1995, Mr. Flagg served in various executive capacities at National Guardian, a security alarm services company, and most recently as President (from May 1986 to December 1995) and Chief Executive Officer (from May 1991 to December 1995). Mr. Flagg became a director of the Company in May 1996.

   James L. Boehme. Mr. Boehme was appointed Executive Vice President-Sales and Marketing of the Company on January 8, 1996. Prior thereto, from March 1988 to December 1995, Mr. Boehme served in various executive capacities at National Guardian, and most recently as Senior Vice President, Sales and Marketing (from June 1994 to December 1995) and Vice President, Sales and Marketing (from January 1990 to June 1994).

   Glenn C. Riker. Mr. Riker has been with the Company since December 1989, starting as Director of Human Resources and currently serving as Senior Vice President of Human Resources and Assistant Secretary. Prior to joining the Company, Mr. Riker was Vice President of Human Resources at Atlas Copco North America, Inc., a manufacturer of industrial equipment.

   Lawrence R. Irving. Mr. Irving joined the Company in May 1996 as Vice President-Finance. From July 1995 to April 1996, Mr. Irving served as Controller, and then as Vice President-Finance and Treasurer, respectively, of Centennial Security Holdings, Inc., a security alarm services company. Prior thereto, from April 1987 to June 1995, Mr. Irving served as Assistant Controller, and then as Assistant Vice President/Assistant Controller, respectively, of National Guardian.

   Pierre Besuchet. Mr. Besuchet has been a director since 1991. Mr. Besuchet has been the President of Gerant des Fortunes, a Swiss investment management company since 1983. He is also a non-executive director of Faisal Finance (Switzerland) S.A., a Swiss investment firm.

   Daniel T. Carroll. Mr. Carroll has been a director since June 1996. Since 1982, Mr. Carroll has been the Chairman of The Carroll Group, a management consulting company. He is also a director of American Woodmark Corporation, Aon Incorporated, Comshare, Inc., DeSoto, Inc., Diebold Incorporated, Oshkosh Truck Corporation and Woodhead Industries Inc.

   Lawrence R. Glenn. Mr. Glenn has been a director since February 1996. Since 1995, Mr. Glenn has been Chairman of J.W. Goddard and Company, a privately owned investment company dealing in real estate, corporate finance and financial advisory services. Mr. Glenn is the retired former Chairman of the Credit Policy Committee of Citicorp and Citibank, N.A. He is also a director of First Bank of Americas and Gerber Childrenswear Holdings, Inc.

   Mark S. Hauser. Mr. Hauser has been a director since 1994. He was elected Vice Chairman of the Board in May 1995. He is the founder and, since 1991, has been a Managing Director of Tamarix Capital Corporation, a New York-based private investment banking firm. Prior thereto, Mr. Hauser was a Managing Director at Hauser, Richards & Co., and Ocean Capital Corporation, private international investment banking firms. He is also a director of ICC Technologies, Inc. and EA Industries, Inc.

   William P. Lyons. Mr. Lyons has been a director since 1994. He was elected Chairman of the Board in May 1995. He has been President and Chief Executive Officer of William P. Lyons and Co., Inc., a private investment firm, since 1975. From 1992 to 1995, Mr. Lyons served as Chairman of JVL Corp., a pharmaceutical manufacturer, and from 1988 to 1991, he served as Chairman and Chief Executive Officer of Duro-Test Corporation, a manufacturer of specialty lighting products. Mr. Lyons was an adjunct Professor of Management and Law at Yale University from 1973 to 1989. Mr. Lyons is also a director of Lydall, Inc., Video Lottery Technologies, Inc. and DeSoto, Inc.

   David Jan Mitchell. Mr. Mitchell has been a director since 1994. Since January 1991, Mr. Mitchell has been President of Mitchell & Company, Ltd., a New York-based private merchant banking company he founded. Since March 1992, Mr. Mitchell has been a partner of Pertherton Capital Corporation, a privately held real estate investment company. From April 1988 to December 1990, Mr. Mitchell served as a managing principal and a director of Rodman & Renshaw, Inc., a publicly traded investment banking and brokerage firm. Mr. Mitchell also serves as a director of Kellstrom Industries, Inc. and Bogen Communications International.

   Edward L. Palmer. Mr. Palmer has been a director since 1992. He is the retired Chairman of the Executive Committee of Citicorp and Citibank, N.A. Mr. Palmer's current directorships include Devon Group, Inc., SunResorts Ltd. N.V., FondElec Group and Energy Services International Corporation. Mr. Palmer has also served on the board of directors of several U.S. and international corporations.

   William Spier. Mr. Spier has been a director since 1994. He has served as Chairman of DeSoto, Inc., a detergent manufacturer, since 1991. From 1991 to 1994 and again since September 1995, Mr. Spier has been Chief Executive Officer of DeSoto, Inc. Since 1991, he has also served as Chairman and President of Sutton Holding Corp., an investment company. He is also a director of DeSoto, Inc., Geotek Communications, Inc., Video Lottery Technologies, Inc. and EA Industries, Inc.

NOMINATION OF CERTAIN DIRECTORS

   The Company is party to the Exchange Agreement and the Investment Agreement which entitle certain stockholders to nominate members of the Board. Messrs. Palmer and Glenn were initially nominated by the Institutions and appointed to the Board on November 30, 1992 and February 8, 1996, respectively, in accordance with the terms of the Exchange Agreement. Upon consummation of this offering, the aggregate share ownership of the Institutions will be reduced below 30%, and, accordingly, the Institutions will have the right to nominate only two directors. See "Business -- Historical Developments/The 1992 Restructuring." Messrs. Hauser, Lyons, Mitchell and Spier were nominated by HP Partners L.P. and elected to the Board on July 29, 1994 in accordance with the terms of the Investment Agreement. Messrs. Hauser, Mitchell and Spier are stockholders and directors of the general partner of HP Partners L.P. and Messrs. Mitchell and Spier are also limited partners of HP Partners L.P. Pursuant to the Investment Agreement, unless the Company, the Investor and the Institutions agree otherwise, the number of directors the Investor is entitled to nominate to the Board following this offering will be reduced from four to three. As of the date hereof, it has not been determined which, if any, of the Investor- Nominees will cease to be an Investor-Nominee upon consummation of this offering. See "Business -- Historical Developments/The 1994 Investment Agreement" and "--Historical Developments/The 1992 Restructuring."

BOARD COMMITTEES AND COMPENSATION

   The Board has designated an Audit Committee that reviews the scope and results of the audit and other services performed by the Company's independent accountants. The Audit Committee currently consists of Messrs. Carroll, Glenn, Lyons, Mitchell, Palmer (Chairman) and Spier. The Board has also designated a Compensation Committee that establishes objectives for the Company's senior executive officers, sets the compensation of directors, executive officers and other employees of the Company and is charged with the administration of the Company's employee benefit plans. The Compensation Committee currently consists of Messrs. Besuchet, Carroll, Lyons (Chairman), Palmer and Spier. The Board of Directors also has a Retirement Benefits Committee which provides oversight for the Company's pension and retirement benefit plans. The Retirement Benefits Committee currently consists of Messrs. Glenn, Hauser (Chairman) and Mitchell.

   Each non-employee director receives an annual director's fee of $15,000 (except for the Chairman who receives an annual fee of $25,000) and a fee of either $500 per day for attending in person meetings of the Board or Committees of the Board, or $250 per day for participating in such meetings by telephone. Non-employee directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in such meetings. In addition, under the 1996 Plan, each non-employee director who was a director of the Company on December 4, 1995 was granted an option to purchase 25,000 shares of Common Stock. Messrs. Glenn and Carroll were each granted an option to purchase 25,000 shares of Common Stock on February 8, 1996 and June 27, 1996, respectively, at the time of their respective appointments to the Board. Such grants and the terms thereof are subject to and conditioned upon stockholder approval of the 1996 Plan at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996. See "Management -- Stock Option Plans."

   Directors who are employees of the Company receive no additional compensation for their services as directors. However, such directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in meetings of the Board or Committees of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

   During the Company's fiscal year ended December 31, 1995, the Compensation Committee of the Board consisted of Messrs. Besuchet, Lyons, Palmer and Spier (Chairman). None of these individuals has ever served as an officer or an employee of the Company (other than by reason of the officer status conferred upon the Chairman of the Board pursuant to the Company's By-Laws). In addition, no executive officer of the Company has ever served as (i) a member of the compensation committee or equivalent of another entity, one of whose executive officers served on the Company's Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee or (iii) a member of the compensation committee or equivalent of another entity, one of whose executive officers served as a director of the Company.

EXECUTIVE COMPENSATION

   The following table sets forth a summary of annual and long-term compensation earned by or paid to the former Chief Executive Officer and each of the other four most highly compensated current or former executive officers of the Company (collectively, the "Named Officers") for services rendered to the Company during each of the last three fiscal years:

                          SUMMARY COMPENSATION TABLE

                                                                                        Long-Term
                                                                                       Compensation
                                                        Annual Compensation               Awards
                                               -----------------------------------    --------------
                                                                           Other        Securities
                                                                           Annual       Underlying      All Other
                                                                          Compen-        Options/        Compen-
                                                  Salary       Bonus       sation          SARs          sation
    Name and Principal Position         Year       ($)          ($)         ($)            (#)           ($)(1)
 -----------------------------------   ------   ----------    ---------   ---------   --------------   -----------
Richard Hickson (2)  ...............    1993     $183,300     $ 7,600     $    --           --           $   --
President and Chief Executive           1994      208,333       5,346          --        35,418(3)           --
Officer                                 1995      108,605          --          --           --               --
Brian H. Jaffe (4)  ................    1993      115,000       6,000      10,400           --            3,630
Vice President, General Counsel and     1994      117,884      13,151      10,400         8,854(3)        3,931
Secretary                               1995      122,000      25,010      10,400           --            4,325
Eugene G. Lestardo (5)  ............    1993      125,000      17,455      11,700           --            4,500
Acting Chief Operating Officer          1994      128,128      42,667      11,700        13,281(3)        4,624
                                        1995      141,300      16,250      12,425        15,000(6)        4,628
Glenn C. Riker  ....................    1993       86,000      15,300      13,000           --            3,039
Senior Vice President of Human          1994       88,150      12,782      13,000         8,854(3)        3,209
Resources                               1995       91,260      20,716      13,000           --            3,476
William C. Sholl (7)  ..............    1993       54,692       3,783       6,320           --              208
Vice President Management               1994       90,000      10,378      10,400           --            3,011
Information Systems                     1995       93,150      20,027      10,400         8,854           3,339

- ------
(1) Represents matching contributions by the Company under the Company's 401(k) Plan. 20% of accrued matching contributions become vested on each of the second through sixth anniversaries of employment and are fully vested thereafter.

(2) Mr. Hickson resigned as President and Chief Executive Officer and a director of the Company, effective May 30, 1995. His outstanding stock options were cancelled on such date pursuant to the terms of the Executives Plan (as defined in "Management-Stock Option Plans"). From May 31 through September 30, 1995, Mr. Hickson served as a consultant to the Company for which services he received additional compensation of $6,531.

(3) 1994 option grants replaced a like number of options previously granted under the Executives Plan to Messrs. Hickson, Lestardo and Riker in 1992 and Mr. Jaffe in 1994.

(4) Mr. Jaffe resigned as Vice President, General Counsel and Secretary of the Company, effective as of April 27, 1996. His unvested options to purchase 6,198 shares of Common Stock were cancelled. Mr. Jaffe's vested options to purchase 2,656 shares of Common Stock remain outstanding through June 30, 1997. Mr. Jaffe is serving as a consultant to the Company in exchange for compensation on a per diem basis.

(5) Mr. Lestardo served in the capacity of Acting Chief Operating Officer of the Company from June 14 to December 31, 1995. Mr. Lestardo continues to serve as President of Holmes Protection of New York, Inc., a wholly-owned subsidiary of the Company.

(6) Represents a grant of stock options made in December 1995 under the 1996 Plan. The 1996 Plan will be submitted for stockholder approval at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996. All options granted thereunder are subject to and conditioned upon approval of the 1996 Plan by stockholders of the Company.

(7) Mr. Sholl joined the Company on May 26, 1993, which accounts for the lower compensation level for such year. Mr. Sholl resigned from his position with the Company, effective March 31, 1996. Under the terms of the Executives Plan, his unvested options to purchase 6,198 shares of Common Stock were cancelled on such date. Mr. Sholl's vested options to purchase 2,656 shares of Common Stock will remain outstanding through September 30, 1996.

   All information under "Executive Compensation" herein relating to stock options (except for those granted under the 1996 Plan) and related exercise and hurdle prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock effected on March 27, 1995.

   The following table contains information concerning the grant of stock options made to the Named Officers during 1995 under the Executives Plan or the 1996 Plan:

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                             Potential
                                                      Individual Grants                                   Realizable Value
                           ------------------------------------------------------------------------          at Assumed
                                             Percent of                                                        Annual
                                                Total                                                         Rates of
                             Number of       Option/SARs                   Market                           Stock Price
                             Securities      Granted to      Exercise     Price on                        Appreciation For
                             Underlying       Employees       or Base       Grant                          Option Term(2)
                            Options/SARs      in Fiscal        Price        Date        Expiration     -------------------
          Name              Granted (#)         Year         ($/sh)(1)     ($/sh)          Date        5% ($)       10% ($)
 -----------------------   --------------   -------------    ----------   ----------   ------------   ---------    ----------

Eugene G. Lestardo (3) .       15,000             60%          $5.50       $5.50        12/4/2005      $51,884     $131,484
William C. Sholl (4)  ..        8,854            100%           7.28        6.12(5)     1/12/2005       23,807       76,089

- ------
(1) Once vested, all options which have been granted under the Executives Plan become exercisable only if the price per share of the Common Stock on the Nasdaq SmallCap Market or the Nasdaq National Market, as the case may be, is not less than $13.30 for 30 consecutive trading days. Such condition had not been met as of July 15, 1996. The 1996 Plan and all options granted thereunder are subject to and conditioned upon stockholder approval at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996.

(2) Amounts indicated under the "Potential Realizable Value" columns above have been calculated by multiplying the market price on the date of grant by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options.

(3) Represents a grant of stock options made under the Company's 1996 Plan. Such grant and the terms thereof are subject to and conditioned upon the approval of the 1996 Plan by stockholders at the Company's 1996 annual meeting of stockholders.

(4) Mr. Sholl resigned from his position with the Company, effective March 31, 1996. Under the terms of the Executives Plan, certain of his stock options were cancelled. See Note 7 to Summary Compensation Table.

(5) On the date of grant, January 12, 1995, the Company's Common Stock traded on the London Stock Exchange. Accordingly, the dollar-denominated market price on the grant date has been converted at an assumed exchange rate of $1.56 per British pound.

   Except as disclosed above, no other grants of stock options were made in 1995 to any of the Named Officers. No stock options were exercised by any of the Named Officers during 1995.

   The following table sets forth information with respect the unexercised options held by each of the Named Officers as of the end of 1995:

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR-END OPTION/SAR VALUES

                                                             Value of
                          Number of Securities             Unexercised
                         Underlying Unexercised            In-the-Money
                              Options/SARs                 Options/SARs
                         at Fiscal Year-End (#)       at Fiscal Year-End ($)
        Name           Exercisable/Unexercisable    Exercisable/Unexercisable
 -------------------    -------------------------    -------------------------
Richard Hickson  ...              0/0                          0/0
Brian H. Jaffe  ....           2,656/0(1)                      0/0
Eugene G. Lestardo .       3,984/24,297(1)(2)                  0/0
Glenn C. Riker  ....         2,656/6,198(1)                    0/0
William C. Sholl  ..           0/8,854(1)                      0/0

- ------
(1) Options were granted pursuant to the Executives Plan on July 29, 1994, except in the case of Mr. Sholl whose options were granted on January 12, 1995.

(2) Includes options which were granted pursuant to the 1996 Plan on December 4, 1995.

 EMPLOYMENT CONTRACTS

   Mr. Flagg is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1997, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Flagg's employment agreement provides for an annual base salary of no less than $200,000. Mr.

Boehme is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1997, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Boehme's employment agreement provides for an annual base salary of no less than $150,000. Mr. Irving is employed by the Company pursuant to an employment agreement dated May 13, 1996, which expires on May 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Irving's employment agreement provides for an annual base salary of no less than $105,000. The salaries provided under all of these employment agreements may be increased at the discretion of the Board or the Compensation Committee thereof. Under the terms of Messrs. Flagg's, Boehme's and Irving's respective employment agreements, options to purchase shares of Common Stock under the Company's 1996 Plan (260,000 shares in the case of Mr. Flagg, 195,000 shares in the case of Mr. Boehme and 25,000 shares in the case of Mr. Irving) have been granted subject to and conditioned upon stockholder approval of the 1996 Plan at the Company's 1996 annual meeting of stockholders. Messrs. Flagg, Boehme and Irving are also provided with certain other benefits and perquisites pursuant to their respective employment agreements. Upon termination of employment with the Company, Messrs. Flagg, Boehme and Irving are each subject to a non-compete period of six months.

   In accordance with Messrs. Flagg's, Boehme's and Irving's respective employment agreements, upon a termination of employment by the Company for reasons other than (i) "Cause," (ii) "Disability" (each as defined in such employment agreements), or (iii) death, incompetency or bankruptcy, the Company will be obligated to pay to each of Messrs. Flagg, Boehme and Irving 12 months base salary, and to maintain certain benefits. Upon termination of employment by the Company within 12 months of a "Change-of-Control Event" (as defined below), Messrs. Flagg, Boehme and Irving shall each be entitled to receive their respective base salaries and certain other benefits for an additional period of 12 months. As defined in Messrs. Flagg's, Boehme's and Irving's respective employment agreements, a "Change-of-Control Event" means the consummation of (i) a proxy contest for control of the Company's Board resulting in the person or entity or group of affiliated persons or entities (collectively, a "Control Group") initiating such proxy contest electing a majority of the members of the Company's Board; (ii) the purchase by a Control Group of the Common Stock or other securities of the Company which, when aggregated with any other securities of the Company then held by such Control Group, gives such Control Group "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of securities representing more than 50% of the combined voting power of the Company; or (iii) any such transaction that the Company's Board shall have favorably recommended to stockholders of the Company at any time prior to its consummation, and such recommendation shall not have been withdrawn.

   Mr. Riker is employed by the Company pursuant to an employment agreement dated October 12, 1994, which expires on December 31, 1996, and which provides for an annual base salary of $91,260. Mr. Lestardo is employed by the Company pursuant to an employment agreement dated June 22, 1995, which expires on June 12, 1997, and which provides for an annual base salary of $150,000. The salaries provided under these employment agreements may be increased at the discretion of the Board or the Compensation Committee thereof. Under the terms of their respective employment agreements, Messrs. Riker and Lestardo are entitled to receive cash bonus awards under a senior management incentive plan, provided certain targets with regard to Company performance are met or exceeded. Messrs. Riker and Lestardo are also provided with certain other benefits and perquisites pursuant to their respective employment agreements. Upon termination of employment with the Company, Messrs. Riker and Lestardo are each subject to a non-compete period of four months and six months, respectively.

   In accordance with Messrs. Riker's and Lestardo's respective employment agreements, upon a termination of employment by the Company for reasons other than (i) "Cause," (ii) "Disability" (each as defined in such employment agreements), (iii) death, incompetency or bankruptcy, or (iv) the expiration of the term of such employment agreement, the Company will be obligated to pay six months base salary in the case of Mr. Lestardo, and four months base salary in the case of Mr. Riker, and to maintain certain benefits. Upon termination of employment by the Company within 12 months of a "Contested Takeover Event" (as defined below), Messrs. Riker and Lestardo shall each be entitled to receive their respective base salaries and certain other benefits for a period of 12 months. As defined in Messrs. Riker's and Lestardo's respective employment agreements, a "Contested Takeover Event" means the consummation of (i) a proxy contest for control of the Company's Board resulting in the person or entity or group of affiliated persons or entities (collectively, a "Control Group") initiating such proxy contest electing a majority of the members of the Company's Board, or (ii) the purchase by a

Control Group of the Common Stock or other securities of the Company which, when aggregated with any other securities of the Company then held by such Control Group, gives such Control Group "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of securities representing more than 50% of the combined voting power of the Company; provided that no "Contested Takeover Event" shall be deemed to occur if the Company's Board shall have favorably recommended the transaction to stockholders of the Company at any time prior to its consummation, and such recommendation shall not have been withdrawn.

   Upon the occurrence of a "Change-of-Control Event" and/or a "Contested Takeover Event," as the case may be, the Company's maximum aggregate salary payment obligation would be $1,151,200. Such amount is calculated by combining the 1996 base salaries of each of Messrs. Flagg, Boehme and Irving for a period of 24 months, together with the 1996 annual base salaries of each of Messrs. Riker and Lestardo for a period of 12 months.

   Messrs. Hickson, Jaffe and Sholl were employed by the Company pursuant to employment agreements which contained substantially similar terms to those in the employment agreements of Messrs. Riker and Lestardo. Following the termination of their respective employment agreements, Messrs. Hickson, Jaffe and Sholl were each subject to non-compete periods of six months, three months and three months, respectively.

STOCK OPTION PLANS
 SENIOR EXECUTIVES' OPTION PLAN

   The Company's Amended and Restated Senior Executives' Option Plan (the "Executives Plan") was adopted by the Company's Board on June 29, 1994 and approved by the stockholders of the Company on July 29, 1994 (the "Effective Date"). The Executives Plan, as amended and restated (i) replaced all options outstanding under a previous senior executives' option plan with a like number of new ten-year options at a reduced exercise price of $7.28 per share; (ii) commenced a new vesting period for such options providing for vesting at a rate of 30% on the first anniversary of the Effective Date, 20% on each of the second and third anniversaries and 15% on each of the fourth and fifth anniversaries; (iii) set the "hurdle rate" at $13.30 representing the price at which the shares must trade for 30 consecutive trading days prior to becoming exercisable; and (iv) contained certain provisions necessary to satisfy the requirements of Rule 16b-3 of the Exchange Act.

   The purpose of the Executives Plan is to provide long-term incentives and rewards to officers and key employees of the Company, to assist the Company in attracting and retaining the services of such individuals on a basis competitive with industry practices, to align those individuals' interests with those of the Company's stockholders and to provide additional compensation to Executives Plan participants. The Executives Plan provides for granting to certain designated senior executives and key employees of incentive stock options ("ISOs") or nonqualified stock options ("NSOs"), each as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

   A maximum of 138,722 shares of Common Stock have been reserved for issuance under the Executives Plan pursuant to which outstanding options to purchase 57,846 shares have been granted and were outstanding at July 15, 1996.

   The Executives Plan is administered by the Compensation Committee of the Board. Subject to the provisions of the Executives Plan and the terms of the initial option grants provided for therein, the Compensation Committee determines when and to whom options will be granted, the number of shares to be covered by each option, the option price, the period during which each option is exercisable and certain other terms and conditions relating to the options under the Executives Plan. The Compensation Committee also exercises all the powers and authority necessary or advisable in the administration of the Executives Plan, subject to the provisions of the Executives Plan. If the 1996 Plan is approved by stockholders, no further grants will be made under the Executives Plan. See "Management -- Stock Option Plans/1996 Stock Incentive Plan."

   If the Compensation Committee determines that any dividend, distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or similar transaction effects the stock such that an adjustment is appropriate in order to prevent the dilution or enlarge-ment of the rights of option holders, then the Compensation Committee will make such equitable changes or adjustments to any or all of (i) the number of shares of stock available for options, (ii) the number of such shares covered by outstanding options and/or (iii) the exercise price per share of options, to the extent equitably required to preserve the economic value of the options.

   In the event of a change in control of the Company (as defined in the Executives Plan), outstanding options vest immediately and become exercisable in full, whether or not otherwise vested or exercisable.

   If a grantee under the Executives Plan ceases to be in the service or employ of the Company due to death, disability or termination without cause (as defined in the Executives Plan ), such grantee's vested options will expire six months from the date of such cessation. The Compensation Committee may in its discretion extend this period of exercisability. If a grantee under the Executives Plan ceases to be in the service or employ of the Company for any other reason, such options will expire on the date of such cessation.

 DIRECTORS' OPTION PLAN

   The Company's 1992 Directors' Option Plan (the "Directors Plan") was adopted by the Company's Board on July 16, 1992, approved by the stockholders of the Company on August 10, 1992 and became effective on August 13, 1992. On such effective date, one-time grants of options were made under the Directors Plan to Mr. Besuchet and to certain former directors. Currently, there are only three individuals holding options that were granted under the Directors Plan, including Mr. Besuchet. No additional grants are permitted under the Directors Plan.

   The purpose of the Directors Plan was to aid the Company in attracting and retaining the services of directors who joined the Board prior to the 1992 Restructuring and to afford such directors an opportunity to acquire a proprietary interest in the Company through stock ownership.

   Outstanding options to purchase 165,429 shares of Common Stock were granted and outstanding at July 15, 1996.

   The Directors Plan is administered by the Compensation Committee which exercises all the powers and authority necessary or advisable in the administration of the Directors Plan, subject to the provisions of the Directors Plan.

   All options under the Directors Plan vested on January 1, 1993 and have an exercise price of $13.97 per share. However, no option under the Directors Plan will become exercisable until the price of the shares subject thereto reaches or has reached a trading price of not less than $24.45, and remains at or above such price for 30 consecutive trading days. Mr. Besuchet's options expire August 13, 2002.

   Upon the occurrence of a capitalization issue, a rights issue or a subdivision, consolidation of shares or reduction of capital, the Compensation Committee will adjust, to reflect such change, the number of shares covered by outstanding options under the Directors Plan and the option price to preserve the economic value of the options and to give grantees the same proportion of the equity as that to which they were previously entitled.

   The Directors Plan provides that if the service of a grantee terminates (other than by reason of death, disability or involuntary termination without cause, as such terms are defined in the Directors Plan), all options of such grantee, unless earlier terminated in accordance with their terms, shall terminate on the date of such termination. The Directors Plan also provides that if a grantee ceases to be in the service or employ of the Company due to death, disability or termination without cause, such grantee's options shall expire on June 30, 1997. Options to purchase an aggregate of 147,545 shares are held by two former directors, Keith Anderson and Eric F. Kohn, whose services were deemed to have been terminated without cause pursuant to the Directors Plan.

   Except in certain very limited circumstances (such as by will or pursuant to a "qualified domestic relations order" as defined in the Code), an option may not be transferred by a grantee except that Mr. Kohn may assign the right to exercise his options under the Directors Plan, and the Common Stock issuable upon exercise of such options, to a corporation controlled by him.

   Under the Directors Plan, in the event of a change in control of the Company (as defined in the Directors Plan), outstanding options vest immediately and become exercisable in full, whether or not otherwise vested or exercisable.

 1996 STOCK INCENTIVE PLAN

   On December 4, 1995, the Board approved and recommended, and at the 1996 annual meeting of stockholders, scheduled for October 31, 1996, the stockholders will be asked to approve, the 1996 Stock Incentive Plan (the "1996 Plan").

   The purpose of the 1996 Plan is to provide an incentive to the Company's key employees, consultants and directors and to attract, secure and retain key employees, consultants and directors. The 1996 Plan provides for the grant of options to acquire a maximum of 2,000,000 shares of Common Stock. Of such shares, as of July 15, 1996, 830,000 shares were subject to outstanding options (subject to stockholder approval). The 1996 Plan provides that, upon approval by stockholders, no further options or other awards will be granted under either the Executives Plan or the Directors Plan. All options outstanding under the prior plans will continue to be governed by the terms of those plans. The 1996 Plan permits the granting of ISOs or NSOs, at the discretion of the Compensation Committee with regard to employee or consultant optionees, and NSOs to non-employee directors.

   The 1996 Plan is administered by the Compensation Committee. Subject to the terms of the 1996 Plan, the Compensation Committee determines the terms and conditions of options granted under the 1996 Plan to employees and consultants of the Company. The Compensation Committee, however, has no discretion with respect to the selection of non-employee directors to receive options, the number of shares of Common Stock subject to any such options, the purchase price thereunder or the timing of grants of options to non-employee directors. Options granted under the 1996 Plan are not transferable, except by the laws of descent and distribution, and are evidenced by written agreements which contain such terms, conditions, limitations and restrictions as the Compensation Committee deems advisable and which are not inconsistent with the terms of the 1996 Plan.

   The option exercise price must be paid in full at the time the notice of exercise of the option is delivered to the Company and must be tendered in cash or by transferring shares of Common Stock upon terms and conditions determined by the Compensation Committee. The Board has certain rights to suspend, amend or terminate the 1996 Plan provided stockholder approval is obtained.

   In the event of a change in control (as defined in the 1996 Plan), outstanding options vest immediately and become exercisable in full, whether or not otherwise vested or exercisable. In addition, the optionee has the right to surrender his or her options for cancellation within sixty days after a change in control and receive a cash payment therefor.

   Non-Employee Director Awards. The 1996 Plan provides for awards of options to directors ("Eligible Directors") of the Company who are not employees of the Company or its affiliates and who have not, within one year immediately preceding the determination of such director's eligibility, received any award under any other plan of the Company or its affiliates that entitles the participants therein to acquire stock, stock options or stock appreciation rights of the Company or its affiliates (other than options granted under any other plan under which participants' entitlements are governed by provisions meeting the requirements of Rule 16b-3(c)(2)(ii) promulgated under the Exchange Act.) The exercise price of the options is equal to 100% of the fair market value (as such term is defined in the 1996 Plan) of the Common Stock on the date of grant. The options are exercisable in whole or in part at all times during the period beginning on the date of grant until five years from the date of grant.

   Pursuant to the 1996 Plan, subject to stockholder approval, each non-employee director then in office in December 1995 was awarded an Initial Grant (as defined below). In addition, upon first election or appointment to the Board, each newly elected or appointed Eligible Director will be granted an option to purchase 25,000 shares of Common Stock (the "Initial Grant"). Immediately following each annual meeting of stockholders commencing with the meeting following the close of fiscal year 1996, each Eligible Director will be granted an additional option to purchase 1,000 shares of Common Stock (an "Annual Grant").

   If an optionee's service as a director terminates for any reason other than disability, cause (each as defined in the 1996 Plan) or death, the optionee may exercise options in the three-month period following such termi-nation. If the optionee's service as a director terminates by reason of resignation or removal from the Board due to disability, the optionee may exercise options in the one-year period following such termination. If an optionee dies while a director or within three months after termination of service as a director, any options held by such director may be exercised in the twelve-month period following the optionee's death by the person to whom such rights under the option pass by will or pursuant to the laws of descent and distribution. If an optionee's service as a director terminates for cause, any options granted to such optionee will terminate immediately.

   Other Awards. The 1996 Plan provides that the Compensation Committee must establish an exercise price for employee stock options that is not less than the fair market value (as defined in the 1996 Plan) of the Common Stock on the date of grant. Each ISO must expire within ten years of the date of grant. However, if ISOs are granted to persons owning more than 10% of the voting stock of the Company, the 1996 Plan provides that the exercise price may not be less than 110% of the fair market value per share at the date of grant and that the term of such ISOs may not exceed five years. Each employee option vests at a rate designated by the Compensation Committee.

   If an optionee's employment is terminated by reason of death, disability or retirement (as defined in the 1996 Plan), the Compensation Committee may determine that any options held by such person become immediately exercisable and may be exercised at any time prior to the expiration date of the options or within twelve months (three months with regard to ISOs) after the date of termination. If an optionee's employment is terminated for any reason other than death, disability or retirement or if the Compensation Committee does not provide the treatment discussed in the prior sentence, all unvested options held by such person will terminate and all vested options will be exercisable for a period of three months after the date of termination.

                            PRINCIPAL STOCKHOLDERS


   The following table sets forth information with respect to the beneficial ownership, as of July 15, 1996, of the Company's Common Stock by (i) any person known by the Company to beneficially own more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each of the Named Officers; and (iv) all directors and executive officers of the Company as a group, including the Named Officers. All share and warrant amounts and related exercise prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock completed on March 27, 1995. On July 15, 1996, there were 4,459,257 shares of Common Stock issued and outstanding.

                                                   Number of Shares
                                                    of Common Stock               Percentage(1)
                                                     Beneficially
Name of Beneficial Owner                               Owned(1)         Before Offering   After Offering
 ----------------------------------------------   -------------------   ---------------    --------------
HP Partners L.P.(2)............................        2,201,600             42.8%             35.8%
  c/o HP Management, Inc.
  101 East 52nd Street
  New York, New York 10022

John Hancock Mutual Life.......................          636,095             14.0%             11.5%
  Insurance Company(2)
  John Hancock Place
  P.O. Box 111
  Boston, Massachusetts 02117

The Mutual Life Insurance Company..............          397,716              8.8%              7.2%
  of New York(2)
  1740 Broadway
  New York, New York 10019

TJS Partners, L.P.(2)..........................          399,000              9.0%              7.3%
  52 Vanderbilt Avenue
  5th Floor
  New York, New York 10017

Pierre Besuchet(3)(6)  ........................           19,048                 *                 *

Daniel T. Carroll(6)  .........................               --               --                --

George V. Flagg(6)  ...........................            6,000                 *                 *

Lawrence R. Glenn(6)  .........................               --               --                --

Mark S. Hauser(4)(6)(7)  ......................        2,201,600             42.8%             35.8%

Richard Hickson  ..............................              142                 *                 *

Brian H. Jaffe(5)  ............................              306                 *                 *

Eugene G. Lestardo(5)(6)  .....................            1,000                 *                 *

William P. Lyons(4)(6)(7)  ....................        2,210,600             43.0%             36.0%

David Jan Mitchell(4)(6)(7)  ..................        2,204,600             42.8%             35.9%

Edward L. Palmer(6)  ..........................            2,592                 *                 *

Glenn C. Riker(5)  ............................               --               --                --

William C. Sholl  .............................            2,207                 *                 *

William Spier(4)(6)(7)  .......................        2,209,600             42.9%             36.0%

All directors and executive officers as a group
  (16 persons)(3)(4)(5)(6) ....................        2,252,895             43.8%             36.7%

- ------
* Represents less than 1% of outstanding Common Stock.

(1) Each director and executive officer has sole voting and investment power with respect to the shares beneficially owned, except as otherwise noted in the footnotes to this table. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire on or within 60 days of July 15, 1996. For purposes of computing the percentage of outstanding Common Stock held by each person or group of persons named above, any shares which such person has or has the right to acquire on or within 60 days after July 15, 1996 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares issuable upon the exercise of warrants having a current exercise price of $10.68 per share, as follows: John Hancock Mutual Life Insurance Company and affiliates - 68,394; and The Mutual Life Insurance Company of New York and affiliates - 42,764. With respect to HP Partners L.P., includes 685,714 shares of Common Stock issuable upon the exercise of warrants having a current exercise price of $4.58 per share. The information in the foregoing table and in this note is based on the Company's records and on a Schedule 13G (or Schedule 13D, as amended, in the case of TJS Partners, L.P.) filed with the Securities and Exchange Commission by each of the following stockholders and dated as indicated:
    HP Partners L.P., dated January 20, 1995; John Hancock Mutual Life Insurance Company, dated January 16, 1996; The Mutual Life Insurance Company of New York, dated March 2, 1995; and TJS Partners, L.P., dated June 17, 1996. The Schedule 13D filed by TJS Partners, L.P. states that TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore may be deemed to own beneficially the shares owned beneficially by TJS Partners, L.P.

(3) Excludes vested options to purchase 17,884 shares of Common Stock granted to Mr. Besuchet under the Directors Plan. Such options have a current exercise price of $13.97 per share, however, they become exercisable only if the price per share of the Common Stock on the Nasdaq SmallCap Market or the Nasdaq National Market, as the case may be, is not less than $24.45 for 30 consecutive trading days. Such condition had not been met as of July 15, 1996.

(4) Includes 1,515,886 shares of Common Stock and warrants to purchase 685,714 shares of Common Stock owned by HP Partners L.P. Messrs. Hauser, Mitchell and Spier are stockholders and directors of the general partner of HP Partners L.P. and Messrs. Mitchell and Spier are also limited partners of HP Partners L.P. Messrs. Hauser, Mitchell and Spier are also the sole stockholders of the special limited partner of HP Partners L.P. which is entitled to various rights relating to 285,714 of the partnership's warrants. Pursuant to HP Partners L.P.'s partnership agreement, Mr. Lyons has an arrangement to participate in any economic benefit which Mr. Spier obtains as a result of Mr. Spier's shareholding interest in such general partner.

(5) Excludes vested options granted under the Executives Plan to each of Messrs. Jaffe, Lestardo, Riker, Sholl and one other former executive officer to purchase 2,656, 3,984, 2,656, 2,656 and 2,656 shares of Common Stock, respectively, at an exercise price of $7.28 per share. These options become exercisable only if the price per share of the Common Stock on the Nasdaq SmallCap Market or the Nasdaq National Market, as the case may be, is not less than $13.30 for 30 consecutive trading days. Such condition had not been met as of July 15, 1996.

(6) Excludes options granted under the 1996 Plan to each of Messrs. Besuchet, Carroll, Glenn, Hauser, Lestardo, Lyons, Mitchell, Palmer and Spier to purchase 25,000, 25,000, 25,000, 40,000, 15,000, 85,000, 55,000, 25,000
    and 40,000 shares of Common Stock, respectively, at exercise prices ranging from $5.50 to $5.56 per share. Also excludes options granted under the 1996 Plan to each of Messrs. Flagg, Boehme and Irving to purchase 260,000, 195,000 and 25,000 shares of Common Stock, respectively, in accordance with their respective employment agreements. The grant of all options under the 1996 Plan and terms thereof are subject to and conditioned upon approval of such plan by stockholders at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996.

(7) The address of such stockholder is: c/o Holmes Protection Group, Inc., 440 Ninth Avenue, New York, New York 10001.

                             CERTAIN TRANSACTIONS

   Mr. Eric F. Kohn joined the Company on September 24, 1991 as Chief Executive Officer and Director and ceased serving in such capacities on May 4, 1993 and July 29, 1994, respectively. During such time period, Mr. Kohn was a director of Barons Financial Services SA ("BFSSA"). From late 1991 to May 1993 BFSSA received fees from the Company at the rate of $15,000 per month (paid three months in advance) for making the resources, equipment, services and expertise of its Geneva office available to the Company, and $20,000 per month (paid three months in advance) for making the services of Mr. Kohn available to the Company in the United States and Europe. In addition, the Company paid the costs of Mr. Kohn's accommodation in the New York area and reasonable out-of-pocket expenses. During the same time period, Mr. Kohn was also a director of Barons (UK) Limited ("BUK"). From late 1991 to May 1993 BUK received fees from the Company at the rate of $7,500 per month (paid three months in advance), for providing office facilities and services for Holmes in London. These arrangements were terminated by the Board on May 4, 1993. While the Company believed that the fee arrangements with BFSSA and BUK fairly reflected the value of the services provided to the Company, the Company is unable to determine whether the terms of its agreements with such parties were no less favorable than could have been obtained from an unaffiliated third party. The Company subsequently paid U.S. federal, state and local withholding taxes and related interest in an aggregate amount of $155,192 with respect to such fees paid in 1991, 1992 and 1993 to BFSSA for Mr. Kohn's services.

   In 1994, Mr. William Spier, a director of the Company, entered into an agreement with PremiTech, which is a limited partner of HP Partners L.P., to acquire PremiTech's limited partnership interest for approximately $2,000,000, at the option of PremiTech, in the event that PremiTech did not enter into an agreement for the provision of information technology services to the Company. Such information technology agreement was subsequently executed on April 4, 1995, thereby terminating PremiTech's option to sell its interest to Mr. Spier.

   On December 4, 1995, each of Messrs. Hauser, Lyons, Mitchell and Spier, directors of the Company, were granted options under the 1996 Plan to purchase 15,000, 60,000, 30,000 and 15,000 shares of Common Stock, respectively, at an exercise price of $5.56 per share. Such grants were made in recognition of the extraordinary services that each of these individuals provided to the Company in connection with the management transition and reorganization that occurred during 1995. The grant of all options under the 1996 Plan and the terms thereof are subject to and conditioned upon stockholder approval at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF SECURITIES

   The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Company's Restated Certificate of Incorporation, the Company's By-Laws, the Investor Warrants, the Institution Warrants and the Registration Rights Agreements. Although the Preferred Stock, the Investor Warrants and the Institution Warrants are not being registered hereby, information relating to such securities may be relevant to holders of Common Stock.

   As set forth in the Restated Certificate of Incorporation of the Company, the Company's authorized capital stock consists of 12,000,000 shares of Common Stock, par value $.01 per share, of which 4,459,257 shares are outstanding as of July 15, 1996, and 1,000,000 shares of undesignated Preferred Stock, par value $1.00 per share, of which no shares are outstanding.

   On March 27, 1995, the Company effected a reverse stock split pursuant to which one new share of Common Stock, $.01 par value, was exchanged for every fourteen (14) whole shares of Common Stock, $.25 par value, then issued or outstanding and shareholders received a cash payment in lieu of any fractional shares. All share amounts and related share price information in this Prospectus have been adjusted to give effect to such reverse stock split.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the prior right of any holders of Preferred Stock with respect to dividends, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Except with respect to the Institutions pursuant to the Exchange Agreement as described above under "Business-Historical Developments/The 1992 Restructuring," the holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

   The Board has the authority to issue the Preferred Stock in one or more series and to determine the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders, except that (i) any voting rights conferred on such Preferred Stock require the consent of three-quarters of the entire Board and a majority of the shares of Common Stock then outstanding and (ii) no regular dividends may be paid with respect to the Preferred Stock without the consent of the holders of a majority of the shares of Common Stock then outstanding. These rights and privileges of the Preferred Stock could adversely affect the voting power of holders of Common Stock or their rights to receive dividends or liquidation proceeds. The Company has no present plans to issue any shares of Preferred Stock. It should be noted, however, that pursuant to the terms of the Institution Warrants and the Investor Warrants, the Company is prohibited from issuing any capital stock of any class which has the right to more than one vote per share or which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up of the Company.

WARRANTS

   Investor Warrants. The Investor Warrants entitle the holder thereof to purchase 685,714 shares of Common Stock and are exercisable at an exercise price of $4.58 per share at any time prior to expiration, subject to adjustment upon certain dilutive events. The Investor Warrants expire on August 1, 2004.

   Institution Warrants. The Institution Warrants initially entitled the holders thereof to purchase an aggregate of 147,572 shares of Common Stock, subject to adjustment upon certain dilutive events. The Institution Warrants expire on August 13, 2002. The Institution Warrants are exercisable at any time prior to expiration at an exercise price which is subject to adjustment upon certain dilutive events.

   As a result of the antidilution provisions contained in the Institution Warrants, upon the issuance of the Investor Shares and Investor Warrants to the Investor pursuant to the Investment Agreement, the Institution Warrants were adjusted to provide for an increase in the number of shares purchasable to 193,150 and a reduction in the exercise price from $13.97 to $10.68.

   The material provisions of the Investor Warrants and the Institution Warrants (collectively the "Warrants") are substantially similar. Each of the Warrants provides that the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment, from time to time: upon issuance of shares of Common Stock below certain specified prices, payment of dividends by the Company in shares of Common Stock or extraordinary cash dividends, subdivision by the Company of its Common Stock, combination by the Company of the outstanding shares of Common Stock into a smaller number of shares of Common Stock, issuance by the Company of certain rights, options, warrants, evidences of its indebtedness or assets, or in case of any consolidation, merger or sale of substantially all the assets of the Company. Also, as stated above, the terms of the Warrants prohibit the Company from issuing preferred stock.

DELAWARE LAW

   The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law which prohibit publicly held Delaware corporations from engaging in certain business combinations with interested stockholders. See "Risk Factors-Possible Anti-Takeover Effects of Delaware Law."

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

   Certain provisions of the Company's Restated Certificate of Incorporation and By-Laws may make a change in control of the Company more difficult to effect. See "Business -- Historical Developments/Other Certificate of Incorporation and By-Law Provisions" and "Risk Factors-Classified Board of Directors; No Stockholder Action by Written Consent; Supermajority Voting."

TRANSFER AGENT AND REGISTRAR

   ChaseMellon Shareholder Services, L.L.C. serves as Transfer Agent and Registrar for the Company's Common Stock.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, the Company will have 5,459,257 shares of Common Stock outstanding. An additional 878,864 shares of Common Stock may be issued upon the exercise of the outstanding Investor Warrants and Institution Warrants, 223,275 shares of Common Stock may be issued upon the exercise of outstanding options and 830,000 shares of Common Stock are reserved for issuance upon exercise of options which have been granted under the 1996 Plan, subject to and conditioned upon stockholder approval at the Company's 1996 annual meeting of stockholders, scheduled for October 31, 1996. Substantially all of these shares, including the 1,000,000 shares of Common Stock sold in this offering, will be freely tradeable without restriction under the Securities Act, except for (i) any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), (ii) certain shares subject to the Registration Rights Agreements and (iii) shares subject to the "lockup agreements" described below.

   In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least two years, including an "affiliate," as that term is defined in Rule 144, is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock and the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" during the three months preceding a sale and who has beneficially owned shares for at least three years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

   The Company, its officers and directors and certain of its principal stockholders (who beneficially hold in the aggregate 4,031,495 shares of Common Stock, including shares of Common Stock issuable upon the exercise of outstanding options and warrants beneficially owned by them) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days from the date of this Prospectus (subject, in the case of the Company, to certain limited exceptions), without the prior written consent of the Representative (as defined in "Underwriting").

   The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of such shares will have on the market price of the Common Stock prevailing from time to time. Sale of substantial amounts of Common Stock by existing stockholders could adversely affect prevailing market prices. See "Risk Factors-Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for which Brean Murray, Foster Securities Inc. is acting as representative (the "Representative"), and each of the Underwriters severally has agreed to purchase from the Company the aggregate number of shares of Common Stock set forth opposite its name below.

Underwriters                                                  Number of Shares
- -------------------------------------                        -----------------
Brean Murray, Foster Securities Inc. .

                                                              ----------------
     Total  ..........................                           1,000,000
                                                              ================

   Under the terms and conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock set forth in the above table if any of the shares of Common Stock are purchased.

   The Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to selected dealers at such public offering price less a
concession not to exceed $   per share. The Underwriters or such dealers may
reallow a commission to certain other dealers not to exceed $   per share.
After the offering to the public, the offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representative.

   In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq SmallCap Market or Nasdaq National Market, as the case may be, immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934. Passive market making consists of displaying bids on the Nasdaq SmallCap Market or Nasdaq National Market, as the case may be, limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

   The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriters' initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over- allotments made in connection with the sale of the shares of Common Stock offered hereby.

   The Company, its officers and directors and certain of its principal stockholders (who beneficially hold in the aggregate 4,031,495 shares of Common Stock, including shares of Common Stock issuable upon exercise of outstanding options and warrants beneficially owned by them) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days from the date of this Prospectus (subject, in the case of the Company, to certain limited exceptions), without the prior written consent of the Representative.

   The Company has agreed to reimburse the Underwriters for up to $150,000 of the Underwriters' out-of-pocket expenses (including fees of its counsel) in connection with the sale of the Common Stock offered hereby. The Company has also agreed to indemnify the Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., New York, New York.

                                   EXPERTS

   The financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the information requirements of the Exchange Act, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   The Company has filed with the Securities and Exchange Commission, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N. W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

   In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                        INDEX TO FINANCIAL STATEMENTS

                                                                                                       Page
                                                                                                     --------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS  ........................................................     F-2

CONSOLIDATED FINANCIAL STATEMENTS:
   Consolidated Balance Sheets as of December 31, 1995 and 1994 and as of March 31, 1996
     (unaudited)  ................................................................................     F-3

   Consolidated Statements of Operations for the Years Ended December 31, 1995, 1994 and 1993 and
     for the Three Months Ended March 31, 1996 and 1995 (unaudited)  .............................     F-4

   Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1995, 1994
     and 1993 and for the Three Months Ended March 31, 1996 and 1995 (unaudited)  ................     F-5

   Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993 and
     for the Three Months Ended March 31, 1996 and 1995 (unaudited)  .............................     F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  ......................................................     F-7

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS  ................................................     S-1


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Holmes Protection Group, Inc.:

We have audited the accompanying consolidated balance sheets of Holmes Protection Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Holmes Protection Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 1995, the Company changed its revenue recognition policy of accounting for non-refundable payments received from customers upon completion of installation of Company owned systems.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed on the Index to Financial Statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                        ARTHUR ANDERSEN LLP
New York, New York
March 20, 1996

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                               (000'S OMITTED)

                                                         Three Months
                                                        Ended March 31,          Year Ended
                                                          (Unaudited)           December 31,
                                                        ---------------  ------------------------
                                                             1996            1995         1994
                                                        ---------------   ----------    ----------
                        ASSETS
CURRENT ASSETS:
     Cash and cash equivalents  .....................      $    262        $    435     $  1,409
     Short-term investments  ........................            --           2,043        3,986
     Accounts receivable, less allowance for doubtful
        accounts of $1,119 in 1996, $1,340 in 1995 and
        $1,315 in 1994 ..............................         4,872           4,997        3,855
     Inventories  ...................................         1,840           1,923        1,980
     Prepaid expenses and other  ....................         3,480           3,320        3,660
                                                        ---------------   ----------    ----------
               Total current assets  ................        10,454          12,718       14,890
                                                        ---------------   ----------    ----------
FIXED ASSETS, net  ..................................        45,940          45,231       46,091
SUBSCRIBER CONTRACTS, at cost, less accumulated
   amortization of $23,169 in 1996, $22,522 in 1995 and
   $19,942 in 1994 ..................................        18,247          18,894       21,515
TRADENAMES, less accumulated amortization of $1,918 in
   1996, $1,875 in 1995 and $1,705 in 1994 ..........         4,191           4,234        4,404
OTHER ASSETS  .......................................           528             552          248
                                                        ---------------   ----------    ----------
                                                           $ 79,360        $ 81,629     $ 87,148
                                                        ===============   ==========    ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term borrowings  .........................      $     --        $    943     $     --
     Current maturities of long-term debt  ..........         2,452           2,497        2,687
     Accounts payable and accrued expenses  .........         8,914          10,110        7,040
     Deferred revenue  ..............................         3,310           2,664        4,535
     Customer deposits  .............................         1,886           1,750        2,446
                                                        ---------------   ----------    ----------
               Total current liabilities  ...........        16,562          17,964       16,708
                                                        ---------------   ----------    ----------
LONG-TERM LIABILITIES:
     Long-term debt  ................................         4,248           4,862        6,709
     Other long-term liabilities  ...................           834             834        4,110
     Deferred income taxes  .........................        10,297          10,297       11,201
                                                        ---------------   ----------    ----------
               Total long-term liabilities  .........        15,379          15,993       22,020
                                                        ---------------   ----------    ----------
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS' EQUITY:
     Preferred stock, $1.00 par value; 1,000 authorized;
        none outstanding ............................            --              --           --
     Common stock, $0.01 par value; 12,000 authorized
        shares; 4,466 issued in 1996, 1995 and 1994 .            45              45           45
     Additional paid-in capital  ....................       120,763         120,763      120,763
     Accumulated deficit  ...........................       (70,441)        (70,188)     (68,991)
     Minimum pension liability adjustment  ..........        (2,863)         (2,863)      (3,312)
                                                        ---------------   ----------    ----------
                                                             47,504          47,757       48,505
     Less- Treasury stock - 7 shares in 1996, 1995 and
        1994 at cost ................................           (85)            (85)         (85)
                                                        ---------------   ----------    ----------
               Total shareholders' equity  ..........        47,419          47,672       48,420
                                                        ---------------   ----------    ----------
                                                           $ 79,360        $ 81,629     $ 87,148
                                                        ===============   ==========    ==========

The accompanying notes to financial statements are an integral part of these balance sheets.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               (000'S OMITTED, EXCEPT EARNINGS PER SHARE DATA)

                                                          Three Months
                                                        Ended March 31,
                                                          (Unaudited)                Year Ended December 31,
                                                    -----------------------   -------------------------------------
                                                        1996        1995         1995         1994          1993
                                                     ----------   ---------    ----------   ----------   ----------
REVENUES:
   Monitoring and service ........................    $ 9,093      $ 9,609      $37,912      $39,747      $41,004
   Installation ..................................      2,219        2,175        8,155        8,425        9,141
   Franchise royalties, product sales and other ..        980          800        4,008        3,230        3,355
                                                     ----------   ---------    ----------   ----------   ----------
          Total revenues  ........................     12,292       12,584       50,075       51,402       53,500
                                                     ----------   ---------    ----------   ----------   ----------
COST OF SALES (exclusive of depreciation expense shown
   below):
   Monitoring and service ........................      4,551        4,778       18,554       18,632       21,004
   Installation ..................................        973          802        3,971        3,595        3,606
   Franchise royalties, product sales and other ..        905          599        3,737        2,658        2,306
                                                     ----------   ---------    ----------   ----------   ----------
          Total cost of sales  ...................      6,429        6,179       26,262       24,885       26,916
SELLING, GENERAL AND ADMINISTRATIVE  .............      3,195        3,626       16,668       15,051       17,837
DEPRECIATION AND AMORTIZATION  ...................      2,663        2,519       10,390        9,736        8,919

NON-RECURRING CHARGE  ............................         --           --        2,074           --           --
                                                     ----------   ---------    ----------   ----------   ----------
                                                       12,287       12,324       55,394       49,672       53,672
                                                     ----------   ---------    ----------   ----------   ----------
     Income (Loss) from operations  ..............          5          260       (5,319)       1,730         (172)
OTHER INCOME  ....................................         11            4          247          193          902
INTEREST EXPENSE (net of interest income of $4 and
   $32 in the three months ended March 31, 1996 and
   1995, respectively, $276 in 1995, $70 in 1994 and
   $-0- in 1993) .................................       (184)        (207)        (721)        (941)        (585)
                                                     ----------   ---------    ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE .............       (168)          57       (5,793)         982          145
PROVISION (BENEFIT) FOR INCOME TAXES  ............         85           52       (2,119)         578          200
                                                     ----------   ---------    ----------   ----------   ----------
   Income (Loss) before cumulative effect of change
     in accounting principle  ....................       (253)           5       (3,674)         404          (55)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
   net of income taxes of $1,942 .................         --        2,477        2,477           --           --
                                                     ----------   ---------    ----------   ----------   ----------
          Net Income (Loss)  .....................    $  (253)     $ 2,482      $(1,197)     $   404      $   (55)
                                                     ==========   =========    ==========   ==========   ==========
EARNINGS (LOSS) PER COMMON SHARE:
   Earnings (Loss) before cumulative effect of change
     in accounting principle  ....................    $ (0.06)     $  0.00      $ (0.82)    $   0.11      $ (0.02)
   Cumulative effect of change in accounting principle      --        0.55         0.55           --           --
                                                     ----------   ---------    ----------   ----------   ----------
   Net Earnings (Loss) per common share ..........    $ (0.06)        0.55      $ (0.27)    $   0.11      $ (0.02)
                                                     ----------   ---------    ----------   ----------   ----------
WEIGHTED AVERAGE SHARES OUTSTANDING  .............      4,459        4,459        4,459        3,580        2,944
                                                     ==========   =========    ==========   ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF
                             SHAREHOLDERS' EQUITY
              FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND THE
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                               (000'S OMITTED)


                                                                                Minimum
                                                               Additional       Pension
                                      Common      Treasury       Paid In       Liability      Accumulated
                                      Stock        Stock         Capital      Adjustment        Deficit        Total
                                    ----------   ----------    ------------   ------------   -------------   ----------
BALANCE, January 1, 1993  .......    $ 10,330     $  (85)      $ 101,978       $ (4,877)      $ (69,340)     $38,006
   Net loss for year ............          --         --              --             --             (55)         (55)
   Change in minimum pension
     obligation (net of taxes of
     $1,076)  ...................          --         --              --          1,368              --         1,368
                                    ----------   ----------    ------------   ------------   -------------   ----------
BALANCE, December 31, 1993  .....      10,330        (85)        101,978         (3,509)        (69,395)       39,319
   Net income for year ..........          --         --              --             --             404           404
   Proceeds from issuance of shares
     of common stock  ...........       5,305         --           4,695             --              --        10,000
   Common stock issuance and other
     related costs  .............          --         --          (1,500)            --              --        (1,500)
   Change in minimum pension
     obligation (net of taxes of
     $155)  .....................          --         --              --            197              --           197
   Effect of reverse stock split .    (14,518)        --          14,518             --              --            --
   Effect of change in par value .     (1,072)        --           1,072             --              --            --
                                    ----------   ----------    ------------   ------------   -------------   ----------
BALANCE, December 31, 1994  .....          45        (85)        120,763         (3,312)        (68,991)       48,420
   Net loss for year ............          --         --              --             --          (1,197)       (1,197)
   Change in minimum pension
     obligation (net of taxes of
     $307)  .....................          --         --              --            449              --           449
                                    ----------   ----------    ------------   ------------   -------------   ----------
BALANCE, December 31, 1995  .....          45        (85)        120,763         (2,863)        (70,188)       47,672
   Net loss for quarter (unaudited)        --         --              --             --            (253)         (253)
                                    ----------   ----------    ------------   ------------   -------------   ----------
BALANCE, March 31, 1996 (unaudited)  $     45      $ (85)       $120,763        $(2,863)      $ (70,441)     $ 47,419
                                    ==========   ==========    ============   ============   =============   ==========

The accompanying notes to financial statements are an integral part of these statements.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (000'S OMITTED)

                                                     Three Months
                                                    Ended March 31,
                                                      (Unaudited)               Year Ended December 31,
                                                ----------------------   --------------------------------------
                                                   1996        1995          1995         1994          1993
                                                 ---------   ---------    -----------   ----------   ----------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
   Net Income (Loss) .........................    $  (253)    $ 2,482      $(1,197)    $     404      $   (55)
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities-
     Depreciation and amortization  ..........      2,663       2,519       10,390         9,736         8,919
     Provision for doubtful accounts  ........         54          72          486           506           586
     Cumulative effect of change in accounting
        principle ............................         --      (2,477)      (2,477)           --            --
     Non-recurring charge  ...................         --          --        2,074            --            --
     Deferred income taxes  ..................         35          27       (2,319)          484            --
     Changes in operating assets and liabilities-
        Increase in accounts receivable ......         71         130       (1,628)         (423)         (432)
        Decrease (increase) in inventories ...         83         192           57           337          (441)
        Decrease (increase) in prepaid expenses
          and other current assets  ..........       (183)       (752)         140           957          (268)
        Decrease in other assets .............         --          --           --            58           173
        Increase (decrease) in accounts payable
          and accrued expenses  ..............     (1,081)        343        2,259        (2,812)       (1,769)
        (Decrease) increase in customer deposits      136        (943)        (696)          376           672
        Decrease in deferred revenue .........        646         660         (123)         (801)         (874)
        Decrease in pension and other liabilities    (115)       (123)        (822)       (2,658)       (4,176)
                                                  ---------   ---------    -----------   ----------   ----------
               Net cash provided by operating
                  activities .................      2,056       2,130        6,144         6,164         2,335
                                                  ---------   ---------    -----------   ----------   ----------
CASH FLOWS FROM INVESTING
   ACTIVITIES:
   Purchase of fixed assets ..................     (2,670)     (1,917)      (7,494)       (7,361)       (7,883)
   Purchase of subscriber contracts ..........         --         (71)          --        (1,840)       (2,415)
   Purchase of short-term investments ........         --      (3,614)      (6,601)       (5,486)           --
   Maturities of short-term investments ......      2,043       4,000        8,544         1,500            --
   Other .....................................         --         (50)         (50)           --            --
                                                  ---------   ---------    -----------   ----------   ----------
               Net cash used by investing
                  activities .................       (627)     (1,652)      (5,601)      (13,187)      (10,298)
                                                  ---------   ---------    -----------   ----------   ----------
CASH FLOWS FROM FINANCING
   ACTIVITIES:
   Proceeds from secured note ................       (659)       (595)          --         3,405         9,037
   Payments on secured note ..................         --          --       (2,250)       (3,681)       (1,837)
   Payments on other long-term debt ..........         --          --         (210)         (449)           --
   Proceeds from issuance of common stock ....         --          --           --        10,000            --
   Transaction and other related costs .......         --          --           --        (1,500)           --
   Proceeds from short-term borrowings .......                                 943            --            --
   Payment on short-term borrowings ..........       (943)         --           --            --            --
                                                 ---------   ---------    -----------   ----------   ----------
               Net cash provided (used) by
                  financing activities .......     (1,602)       (595)      (1,517)        7,775         7,200
                                                 ---------   ---------    -----------   ----------   ----------
               Net increase (decrease) in cash
                  and cash equivalents .......       (173)       (117)        (974)          752          (763)
CASH AND CASH EQUIVALENTS, beginning of period        435       1,409        1,409           657         1,420
                                                 ---------   ---------    -----------   ----------   ----------
CASH AND CASH EQUIVALENTS, end of period  ....    $   262     $ 1,292      $   435      $  1,409      $    657
                                                 =========   =========    ===========   ==========   ==========
CASH PAYMENTS FOR:
   Interest ..................................    $   166     $   247      $ 1,016      $    992      $    524
   Income taxes ..............................    $   107     $    42      $   167      $    155      $    189
NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Capital lease obligations .................    $    --     $    --      $   234      $    302      $    511


The accompanying notes to financial statements are an integral part of these statements.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (UNAUDITED WITH RESPECT TO MARCH 31, 1996 AND THE THREE MONTHS ENDED MARCH
                              31, 1996 AND 1995)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

   Holmes Protection Group, Inc. (the "Company"), a Delaware corporation, is the holding company for its subsidiaries which operate in the security alarm business primarily in the Northeastern United States. The consolidated financial statements incorporate all the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. Certain amounts for prior periods have been reclassified to conform to the 1995 presentation.

INTERIM FINANCIAL INFORMATION

   The unaudited consolidated balance sheet at March 31, 1996 and the consolidated statements of operations, shareholders' equity and cash flows for the three months ended March 31, 1996 and 1995 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position and the Company's results of operations and cash flows.

REVENUE RECOGNITION

   The Company's subsidiaries design, install, service and monitor security alarm systems, which are either sold outright ("customer owned") or the Company retains title to the equipment ("Company owned"). Installation revenue, and related cost under customer owned contracts, is recognized upon completion of installation. In contracts relating to Company owned equipment, the Company changed its method of accounting for installation revenue (see
Note 3). In both cases, revenue from monitoring and servicing activities is recognized on a straight-line basis over the life of the contract.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

   Management reviews the collectibility of accounts receivables on a regular basis. Amounts, if any, which are determined to be uncollectible are provided for in the financial statements in the period such determination is made.

FIXED ASSETS

   Fixed assets are recorded at cost. The Company's equipment installed on the subscribers' premises is capitalized on the basis of the cost of materials, labor and overhead relating to the specific installation. The Company provides for depreciation of equipment on subscribers' premises, central stations and vaults using the straight-line method over an average life of 12 years. Periodically, management will review these lives to assess their adequacy given changes in its business. If circumstances warrant a significant change in lives, management will adjust such lives to those which are more representative of its business environment. The Company depreciates other equipment, including computers, utilizing the straight-line method over a period ranging between 5 to 12 years, and automotive equipment over the equipment's useful lives ranging from 3 to 5 years. Leasehold improvements are depreciated utilizing the straight-line method over the asset's useful life or the remaining lease term, whichever is shorter. Assets held under capital lease obligations are depreciated utilizing the straight line method over the life of the lease or asset, whichever is applicable.

   Repair and maintenance costs are expensed as incurred.

SUBSCRIBER CONTRACTS

   The cost of acquired subscriber contracts is amortized, based upon average experience, on a straight-line basis over their estimated useful lives which has been determined to be 12 years. Such life is periodically reviewed by management in order to assess its reasonableness. When, in the opinion of the Company's manage-

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  - (Continued)

ment, a permanent diminution in the value of subscriber contracts has occurred, the amount of the diminution would be included in the consolidated statements of operations. In order to determine whether a permanent diminution in value has occurred, management monitors the Company's cancellation rates. If an increasing trend in cancellation rates exists and is recurring, and such cancellation rates indicate nonrecoverability of the assets, a write down of assets is reflected in the consolidated statement of operations based upon the discounted future net cash flows of the remaining subscriber contracts or other method to determine fair market value of such assets.

   Amortization expense was $2,580,000, $2,483,000 and $2,320,000 in 1995,
1994 and 1993, respectively.

TRADENAMES

   Tradenames are amortized on a straight-line basis over a period of forty years. Such life is periodically reviewed by management in order to assess its adequacy. When, in the opinion of the Company's management, a permanent diminution in the value of tradenames has occurred, the amount of the diminution would be included in the consolidated statements of operations. Amortization expense was $170,000 for each year presented.

INVENTORIES

   Inventories consist primarily of parts used in the installation and repair of equipment on subscribers' premises and equipment sold to franchise dealers. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis. Inventories as of December 31, 1995 and 1994 consist of the following (000's omitted):

                                        1995                           1994
                                      ---------                      ---------
Materials  .....                       $1,390                         $1,495
Work-in-process                           533                            485
                                      ---------                      ---------
                                       $1,923                         $1,980
                                      =========                      =========

CASH AND CASH EQUIVALENTS

   Cash equivalents consist principally of short-term investments having original maturities of 90 days or less, and are carried at cost, which approximates market.

SHORT-TERM INVESTMENTS

   Short-term investments consist primarily of short-term U.S. Government obligations ($1,853,000 at December 31, 1995), which have an original maturity of greater than 90 days, as well as certificates of deposit ($190,000 at December 31, 1995). The maturities of the short-term investments range from January 1996 to May 1996.

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This Statement requires the classification of debt and equity securities based on whether the securities will be held to maturity, are considered trading securities or are available for sale. Classification within these categories may require the securities to be reported at their fair market value with unrealized gains and losses included either in current earnings or reported as a separate component of shareholders' equity, depending on the ultimate classification. The Company adopted the provisions of this statement effective January 1, 1994, the adoption of which had no impact on the

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  - (Continued)

Company's consolidated financial statements. As of December 31, 1995, all short-term investments used as part of the Company's investment management have been classified as held to maturity. These investments are stated at cost which approximates market. Interest is accrued as earned.

INCOME TAXES

   Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year- end based on the enacted tax law rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

EARNINGS PER SHARE

   Earnings per common share calculations are based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents outstanding. All earnings per share amounts have been adjusted to give effect of the reverse stock split (Note 7).

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NEW ACCOUNTING PRONOUNCEMENTS

   In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The Company's required adoption date is January 1, 1996. SFAS 121 standardizes the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The Company anticipates the adoption of SFAS 121 will not have a material impact on its results of operations or financial position.

2. INFORMATION TECHNOLOGY SERVICES AGREEMENT

   On April 4, 1995, the Company entered into an information technology services agreement with PremiTech Corporation ("PremiTech"), a subsidiary of Electronic Data Systems Corporation. The ten year $51 million outsourcing agreement provides for PremiTech to consolidate and manage the Company's data processing, communications and certain administrative functions. In connection with the consolidation of the Company's operations, it will pay to PremiTech $3.3 million. This amount is to compensate PremiTech for the cost to construct a new central station facility and leasehold improvements. The Company negotiated a standby credit facility with its bank which allowed the Company to borrow $2 million in December 1995 to pay a portion of the $3.3 million consolidation amount due PremiTech. No amounts were drawn upon this standby credit facility, which expired unused. The amount of $500,000 paid in 1995 relating to the consolidation was obtained from existing internal cash of the Company. The remaining amount due for the consolidation will be paid in various installments through 1996.

   PremiTech is a limited partner of the Investor (see Note 7), holding a partnership interest equivalent to approximately 6% of the Company's common stock. Payments made to PremiTech for managing the Company's data processing, communications and certain administrative functions amounted to $3,073,000 during 1995.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

3. CHANGE IN ACCOUNTING PRINCIPLE

   Effective January 1, 1995 the Company changed its method of accounting for installation revenue with respect to the recording of non-refundable payments received from customers upon the completion of the installation of Company owned systems. Previous to this change, the Company deferred the difference between these payments and estimated selling costs and amortized such difference over the life of the non-cancelable customer monitoring and service contract (generally five years). The Company believes that recognizing revenue upon completion of the installation results in a better matching of revenue and expenses, better reflects recorded installation revenues with the actual level of new business activity, and conforms with the dominant practice being followed by the security alarm industry. Excluding the cumulative effect, this change resulted in an increase in net loss of $443,000 or $0.10 net loss per share in 1995. The Company estimates that the effect of adopting this accounting principle would have resulted in a decrease in the results from operations of $470,000 or $0.13 per share in 1994 and $470,000 or $0.16 per share in 1993.

4. NON-RECURRING CHARGE

   In connection with the Company entering into the information technology services agreement (see Note 2), the Company determined that certain existing asset and resource requirements were to be redeployed or no longer required. After analyzing numerous alternatives regarding its consolidation, during the fourth quarter, management determined that certain existing assets and personnel resources would no longer be necessary. Accordingly, the Company recorded a non-recurring charge of $2,074,000, which consists of severance and related benefit costs of $1,133,000 covering selected reductions in work force throughout the Company of approximately 70 employees, all of whom have been terminated, notified or identified at December 31, 1995 and writedowns of leasehold improvements and other fixed assets amounting to $941,000 which would no longer be utilized. As of December 31, 1995, the reserve for severance and related benefit costs was $1,020,000.

5. FIXED ASSETS

   Fixed assets as of December 31, 1995 and 1994 consist of the following (000's omitted):

                                                 1995                 1994
                                               ----------           ----------
Subscriber installation costs  .....           $ 97,558             $ 91,141
Central station and other equipment .             9,588                8,656
Leasehold improvements  ............              4,087                5,671
Furniture and fixtures  ............                917                1,312
Construction in progress  ..........                615                  721
                                               ----------           ----------
                                                112,765              107,501
Less- Accumulated depreciation  ....            (67,534)             (61,410)
                                               ----------           ----------
                                               $ 45,231             $ 46,091
                                               ==========           ==========

   Depreciation expense relating to cost of sales is $6,378,000, $6,507,000 and $5,056,000 for 1995, 1994 and 1993, respectively.

6. DEBT

SHORT-TERM BORROWINGS:

   Short-term borrowings of $943,000 at December 31, 1995 consisted of borrowings from a margin account, which are secured against the value of the securities in the Company's short term investment account. The weighted average interest rate on the outstanding balances during 1995 was 8%.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

6. DEBT  - (Continued)

LONG-TERM DEBT:

   At December 31, 1995 and 1994, the Company had the following long-term indebtedness outstanding (000's omitted):

                                                         1995          1994
                                                       ---------     ---------
Term Note  .......................................      $6,188        $8,438
Capital lease obligations, interest rates ranging
 from 7.4% to 10.9%, maturing through August 2000.         981           958
Other  ...........................................         190            --
                                                       ---------     ---------
                                                         7,359         9,396
Less- Current portion  ...........................       2,497         2,687
                                                       ---------     ---------
                                                        $4,862        $6,709
                                                       =========     =========

   The maturities of long-term debt due within the next five years are as follows (000's omitted):

                                                        1995
                                                      ---------
   1996  ......................................        $2,497
   1997  ......................................         2,506
   1998  ......................................         1,952
   1999  ......................................           260
   2000  ......................................           144
                                                      ---------
                                                       $7,359
                                                      =========

   In 1993 the Company negotiated a credit facility of $12 million (the "loan agreement") with its bank. The loan agreement provides a $9 million five-year term note ("Term Note") and a $3 million revolving loan facility ("Credit Note"). These amounts were used in 1993 and 1994 to replace the Company's existing short-term borrowings, to finance acquisitions and to provide working capital. The Term Note bears interest on the outstanding balance at the bank's prime rate (8.5 percent at December 31, 1995) plus 2 percent. However, the Company has a separate agreement with its bank which provides for a minimum and a maximum interest rate on its term note of 8% and 10.25%, respectively, the fair market value of which was $6,300 at December 31, 1995. Principal payments of the Term Note began September 30, 1994, at $187,500 per month for 48 months. The Credit Note bears interest on any outstanding balance at the bank's prime rate (8.5 percent at December 31, 1995) plus 1 percent and is subject to renewal at the option of the bank on May 31, 1996. The loan agreement includes a provision that any outstanding balance on the $3 million Credit Note be repaid in full for a minimum of 30 days prior to September 1, each year. The outstanding balance on the Term Note was $6,188,000 on December 31, 1995. The Company is currently unable to draw down on the Credit Note as its bank has informed the Company that there will be no further extensions of credit. The Company is presently discussing alternative arrangements with certain banks and other financial institutions.

   The Company is subject to and was in compliance with certain covenants under the loan agreement. The covenants include, but are not limited to, requirements that the Company maintain both defined levels of net worth and specified financial ratios, and stay within defined limitations on capital expenditures and additional indebtedness. In addition, the Company is prohibited from paying cash dividends or making other distributions (i) if there is an Event of Default (as described therein) under the agreement or
(ii) if the profits of the Company for the most recent fiscal year do not equal or exceed $1,000,000. In the event such profits exceed $1,000,000,

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

6. DEBT  - (Continued)

the Company's dividends for such fiscal year cannot be greater than the amount by which tangible net worth (as defined therein) at fiscal year end for the previous fiscal year exceeded $26,500,000 in 1995 and increasing amounts thereafter. The Notes are secured principally against the Company's subscriber contracts and trade receivables.

   The Company has an outstanding letter of credit amounting to $450,000. Letter of credit fees of 2% are payable on outstanding letters of credit.

   The carrying amounts of the Company's short-term borrowings and long-term debt approximate their fair value. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt with similar remaining maturities.

7. COMMON STOCK

   On August 1, 1994, the Company sold to HP Partners L.P. (the "Investor") for $10,000,000 (i) 1,515,886 shares of common stock and (ii) warrants to purchase 685,714 shares of common stock at an exercise price of $4.58 per share. The warrants are exercisable at any time prior to their expiration date on August 1, 2004 and are subject to adjustment upon certain dilutive events.

   On March 27, 1995, the Company effected a reverse stock split pursuant to which one share of common stock, $.01 par value, was exchanged for every 14 shares of common stock, $.25 par value, then issued or outstanding. In addition, the Company reduced its authorized shares of preferred and common stock from 10,000,000 and 100,000,000 shares to 1,000,000 and 12,000,000 shares, respectively. The share information included in the accompanying financial statements reflect the effect of the reverse stock split effected March 27, 1995.

   At December 31, 1995, the Company has 604,151 shares of common stock reserved for share option plans and 878,865 for warrants.

   Changes in common stock outstanding are as follows (000's omitted):

                                                Common              Treasury
                                                Stock                 Stock
                                               --------             ----------
January 1, 1993  ..................             2,951                   7
 Additions  .......................                --                  --
                                               --------             ----------
December 31, 1993  ................             2,951                   7
 Additions - Sales of common stock .            1,515                  --
                                               --------             ----------
December 31, 1994  ................             4,466                   7
 Additions  .......................                --                  --
                                               --------             ----------
December 31, 1995  ................             4,466                   7
                                               ========             ==========

8. STOCK OPTIONS

   The Company, with the approval of its stockholders, adopted the 1992 Senior Executives' Option Plan (the "Executives Plan") and the 1992 Directors' Option Plan (the "Directors Plan"). The Executives Plan and the Directors Plan (collectively, the "Option Plans") took effect on August 13, 1992. On such date, one-time grants of options were made to certain current and former directors under the Directors Plan. No additional grants are permitted under the Directors Plan.

   On July 29, 1994 (the "Effective Date"), the Company's stockholders approved the amendment and restatement of the Executives Plan, which amendment and restatement, (i) replaced all options outstanding under the

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

8. STOCK OPTIONS  - (Continued)

Plan with a like number of options at a reduced exercise price of $7.28 per share, (ii) commenced a new vesting period for such options, (iii) reduced the "hurdle rate" relating to the price at which the shares must trade prior to becoming exercisable and (iv) modified the provisions of the Plan to satisfy the requirements of Rule 16b-3 of the Securities Exchange Act of 1934.

   The Option Plans are administered by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") or, at the Board's discretion, a stock option committee consisting of not less than two directors of the Company who are selected by the Board.

   Subject to the provisions of the Executives Plan and the terms of the initial option grants provided for therein, the Committee will determine when and to whom options will be granted, the number of shares to be covered by each option, the option price, the period during which each option shall be exercisable and certain other terms and conditions relating to the options under such plan. The Committee may also exercise all the powers and authority necessary or advisable in the administration of the Option Plans, subject to and not inconsistent with the provisions of the Option Plans.

   Grants of options may be made under the Executives Plan to (i) certain designated senior executives (the "Designated Executives") and to (ii) selected executives of the Company and its subsidiaries. Under the Executives Plan, initial option grants to Designated Executives made on the Effective Date will become exercisable as to thirty percent (30%) of the option shares on the first anniversary of the Effective Date; twenty percent (20%) of the option shares on the second and third anniversaries of the Effective Date and as to fifteen percent (15%) of the option shares on each of the fourth and fifth anniversaries of the Effective Date. Options granted to all other executives will become exercisable over the exercise period, at such times and upon such conditions as the Committee may determine (as reflected in the agreement evidencing the option grant), and the Committee may accelerate the exercisability of any outstanding option under such circumstances as it deems appropriate. No option granted to any executive will become exercisable until the price of the shares subject thereto reaches or has reached a trading price of $13.30 and remains at or above such price for 30 consecutive trading days. The options will expire ten years after the date of grant.

   Under the Directors Plan, all options vested on January 1, 1993, and no option will become exercisable until the price of the shares subject thereto reaches or has reached a trading price of not less than $24.45 and remains at or above such price for 30 consecutive trading days. The options will expire ten years after the date of grant.

   On December 4, 1995, the Board approved the granting of various options to purchase the Company's common stock, under a proposed stock option plan (the "Plan") to be submitted for shareholder approval. The Board granted options to certain executives to purchase a total of 25,000 shares at an exercise price of $5.50. Also, under the Plan, each current director would be granted an option at the same exercise price of $5.50 to purchase 25,000 shares of the Company's common stock, vesting immediately and exercisable for five years; and all new directors, upon being appointed or elected, would receive a similar grant at the then quoted market price. A total of 150,000 shares were granted as of December 31, 1995 to existing directors. In addition, a special committee of the Board granted certain directors and a consultant a total of 125,000 options to purchase the Company's common stock under the Plan, vesting immediately at a $5.56 exercise price.

   Upon approval of the Plan by the stockholders of the Company, no further stock options or other awards shall be granted under the Executives Plan and the Directors Plan. All stock options outstanding under the Executives Plan and the Directors Plan shall continue to be governed by the terms of the respective plans, and the relevant stock option agreement pertaining to each such stock option.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

8. STOCK OPTIONS  - (Continued)

   Stock options issued under these plans are as follows:

                                               Number of
                                                Shares         Exercise Price
                                              -----------       --------------
Options outstanding, January 1, 1993  .        265,637          $ 7.28-$13.97
     Granted  .........................          8,854                 $ 7.28
     Canceled  ........................        (26,563)         $ 7.28-$13.97
     Exercised  .......................             --                     --
                                              -----------       --------------
Options outstanding, December 31, 1993 .       247,928          $ 7.28-$13.97
     Granted  .........................         73,930          $ 7.28-$13.97
     Canceled  ........................        (29,515)                $13.97
     Exercised  .......................             --                     --
                                              -----------       --------------
Options outstanding, December 31, 1994 .       292,343          $ 7.28-$13.97
     Granted  .........................        308,854          $ 5.50- $7.28
     Canceled  ........................        (56,672)         $ 5.50- $7.28
     Exercised  .......................             --                     --
                                              -----------       --------------
Options outstanding, December 31, 1995 .       544,525          $ 5.50-$13.97
                                              ===========       ==============

   At December 31, 1995, options to purchase 275,000 shares of common stock were exercisable at $5.50 to $5.56. There were 59,626 options available for future grant at December 31, 1995.

9. INCOME TAXES


   Income tax provision (benefit) include current and deferred taxes as follows (000's omitted):

                                    For the Years Ended December 31
                          ----------------------------------------------------
                             1995                   1994                1993
                          ----------               -------              ------
Current:
     Federal ......       $     --                 $  --               $  --
     State ........            200                    94                 200
                          ----------               -------              ------
                               200                    94                 200
                          ----------               -------              ------
Deferred:
     Federal ......         (1,764)                  301                  --
     State ........           (555)                  183                  --
                          ----------               -------              ------
                            (2,319)                  484                  --
                          ----------               -------              ------
                           $(2,119)                 $578                $200
                          ==========               =======              ======

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)
(Unaudited with respect to March 31, 1996 and the three months ended March 31,
                                1996 and 1995)

9. INCOME TAXES  - (Continued)

   The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax liability and deferred tax asset and their approximate tax effects are as follows at December 31 (000's omitted):

                                                   1995               1994
                                                -----------         ----------
Current deferred tax asset:
     Accrued expenses  ................          $    414           $    604
     Deferred revenues  ...............                --                769
     Allowance for doubtful accounts  .               589                579
     Other  ...........................               145                 31
                                                -----------         ----------
               Net current deferred tax
                  asset ...............             1,148              1,983
                                                -----------         ----------
Noncurrent deferred tax liability:
     Fixed assets  ....................           (11,867)           (12,336)
     Subscriber contracts  ............            (4,990)            (5,757)
     Net operating loss carryforward  .             7,418              5,830
     Deferred revenues  ...............                --              1,173
     Accrued expenses and other  ......              (858)              (111)
                                                -----------         ----------
               Net noncurrent deferred
                  tax liability .......           (10,297)           (11,201)
                                                -----------         ----------
               Net deferred tax liability        $  (9,149)         $  (9,218)
                                                ===========         ==========

   The tax expense allocated to shareholders' equity related to the change in the minimum pension obligation was $307,000, $155,000 and $1,076,000 in 1995, 1994 and 1993, respectively. Reconciliation of tax at the U.S. statutory income tax rate of 34% to the provision (benefit) for income taxes was as follows (000's omitted):

                                       1995              1994           1993
                                    ----------          -------         ------
U.S. statutory rate  ......          $(1,970)            $334           $ 49
Nondeductible amortization .              58               58             --
State income taxes  .......             (234)             163            200
Other  ....................               27               23            (49)
                                    ----------          -------         ------
Tax provision (benefit)  ..          $(2,119)            $578           $200
                                    ==========          =======         ======

   The Company has net operating loss carryforwards for tax purposes at December 31, 1995 of approximately $17,000,000 which expire through 2010, of which $4,500,000 is limited as to its utilization due to a prior change in ownership of the Company. Future changes in ownership, as defined by Section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards in any one year.

10. PENSION PLANS

   The Company covers approximately 22 percent of its employees under two defined benefit pension plans which were frozen at June 30, 1987. The benefits under these plans are based upon compensation levels and length of service. The pension plans are being funded in accordance with the Employee Retirement Income Security Act of 1974.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

10. PENSION PLANS  - (Continued)

   The components of net periodic pension cost were as follows:

                                                        1995            1994
                                                      ---------        -------
Components:
     Service cost - benefits earned during period    $   150          $  150
     Interest cost on projected benefit obligation     1,623           1,598
     Actual return on assets  ................        (3,174)           (660)
     Net amortization and deferral  ..........         1,795            (725)
                                                      ---------        -------
               Net periodic pension cost  ....       $   394          $  363
                                                     ==========        =======
Assumptions:
     Discount rate for benefit obligations  ..           7.5%            8.5%
     Expected long-term rate of return on assets         8.5%            8.5%

   The following table sets forth the funded status of the plans at September 30, 1995 and 1994 and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994, respectively (000's omitted):

                                                                1995                 1994
                                                     -------------------------    ------------
                                                         Over         Under          Under
                                                        Funded       Funded         Funded
                                                         Plan         Plan           Plans
                                                      ----------   -----------    ------------
Vested benefits  ..................................    $(1,601)     $(19,838)      $ (19,822)
                                                      ----------   -----------    ------------
Accumulated benefit obligation  ...................     (1,603)      (19,892)       (19,879)
                                                      ----------   -----------    ------------
Project benefit obligation  .......................     (1,603)      (19,892)       (19,879)
Plan assets at fair value  ........................      1,645        18,871         18,052
                                                      ----------   -----------    ------------
          Plan assets in excess of (less than)
             projected benefit obligation .........         42        (1,021)        (1,827)
                                                      ----------   -----------    ------------
Unrecognized net (gain) loss  .....................        602         5,164          5,965
Unrecognized prior service cost  ..................         --            --             --
Unrecognized net transition obligation (asset)  ...        (10)           (5)           (50)
Fourth quarter contribution  ......................         18           203            243
Adjustment required to recognize minimum liability .        --        (5,159)        (5,915)
                                                      ----------   -----------    ------------
          Prepaid (accrued) pension cost recognized
             in the balance sheet .................    $   652      $    (818)     $  (1,584)
                                                      ==========   ===========    ============

   Pension plan assets are primarily invested in corporate common stocks and bonds and U.S. government securities.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)


11. SUPPLEMENTARY FINANCIAL STATEMENT DATA

                                                   1995                1994
                                                ----------           ---------
                                                       (000's omitted)
Prepaid expenses and other:
     Prepaid insurance  ..............           $ 1,297              $1,312
     Deferred tax assets  ............             1,148               1,983
     Prepaid pension cost  ...........               652                  --
     Other  ..........................               223                 365
                                                ----------           ---------
                                                 $ 3,320              $3,660
                                                ==========           =========
Accounts payable and accrued expenses:
     Accounts payable  ...............           $ 3,975              $2,281
     Accrued insurance  ..............             1,421               1,002
     Accrued pension  ................               740               1,057
     Accrued severance  ..............             1,020                  --
     Accrued expenses  ...............             2,954               2,700
                                                ----------           ---------
                                                 $10,110              $7,040
                                                ==========           =========
Other long-term liabilities:
     Deferred installation revenue  ..           $    --              $2,667
     Other  ..........................               834               1,443
                                                ----------           ---------
                                                 $   834              $4,110
                                                ==========           =========

12. COMMITMENTS AND CONTINGENCIES

   The Company conducts its operations principally from leased facilities and has entered into capital lease arrangements for certain fixed assets. Future minimum lease payments with respect to leases in effect at December 31, 1995 are as follows (000's omitted):

                                               Capital             Operating
                                              ---------            -----------
1996  .............................            $  309                $1,406
1997  .............................               293                 1,194
1998  .............................               274                 1,090
1999  .............................               242                   857
2000  .............................               103                   529
2001 and thereafter  ..............                --                   471
                                              ---------            -----------
                                                1,221                $5,547
                                                                   ===========
Less- Amount representing interest .             (240)
                                              ---------
                                               $  981
                                              =========

   Rental expense for the years ended December 31, 1995, 1994 and 1993 was approximately $1,084,000, $1,166,000, and $1,250,000, respectively.

   Certain subsidiaries of the Company are defendants or co-defendants in various lawsuits, some of which claim damages in substantial amounts. Management of the Company is of the opinion that the ultimate resolution of all these claims is not likely to have a material adverse effect on the consolidated financial condition of the Company, future results of operations or liquidity.

   The Company has entered into employment agreements with certain of its employees which terminate through May 31, 1997. Future payments under these employment agreements are approximately $618,000. Ter-

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended March
                              31, 1996 and 1995)

12. COMMITMENTS AND CONTINGENCIES  - (Continued)

mination of employment for reasons other than (i) "Cause" (ii) such employee's "Disability" (each defined in the Employment Agreements), (iii) the employee's death, incompetence or bankruptcy or (iv) the expiration of the term of the employment agreement will obligate the Company to pay the employee's salary for periods ranging from three to six months and maintain certain benefits. The amount of this obligation would be approximately $218,000. In addition, the employment agreements grant these employees the right to receive their respective salaries and certain other benefits for a period of twelve months if the Company terminates any of such employees within twelve months of a change in control of the Company (as defined). Upon a change in control, the salary obligation would result in an aggregate payment of approximately $555,000 based upon such employees 1995 salary.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

   The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                                 Three Months Ended
                                             -----------------------------------------------------------
                                              March 31*     June 30*     September 30*     December 31
                                             -----------   ----------    ---------------   -------------
                                                       (000's omitted, except per share data)
1995:
     Revenue  ............................     $12,584      $12,539         $12,569          $12,383
     Gross profit  .......................       6,405        6,155           5,787            5,466
     Income (loss) before cumulative effect
        of accounting change .............           5         (645)         (1,040)          (1,994)
     Net income (loss)  ..................       2,482         (645)         (1,040)          (1,994)
                                             -----------   ----------    ---------------   -------------
     Earnings (loss) per share before
        cumulative effect of accounting
        change ...........................     $    --      $  (0.14)       $ (0.23)        $  (0.45)
     Earnings (loss) per share  ..........     $  0.55      $  (0.14)       $ (0.23)        $  (0.45)
                                             ===========   ==========    ===============   =============

                                         Three Months Ended
                      ---------------------------------------------------------
                       March 31     June 30      September 30     December 31
                      ----------   ----------    --------------   -------------
                               (000's omitted, except per share data)
1994:
     Revenue  .....   $12,865      $12,967        $12,942           $12,628
     Gross profit .     6,791        6,906          6,673             6,147
     Net income (**)      128          154             97                25
                      ----------   ----------    --------------   -------------
     Earnings per
        share .....   $  0.04      $  0.05       $   0.02           $    --
                      ==========   ==========    ==============   =============

- ------
(*) First, second and third quarter 1995 results have been restated for the change in accounting principle (see Note 3).


(**) The results for the first, second and third quarters have been restated to record a reduction of $103,000, $135,000 and $66,000, respectively, in previously reported net earnings in order to reflect a more accurate effective tax rate. Accordingly, earnings per share for the first, second and third quarters was reduced by $0.03, $0.05 and $0.02, respectively.

                  HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) (Unaudited with respect to March 31, 1996 and the three months ended
                             March 31, 1996 and 1995)

14. SUBSEQUENT EVENTS (UNAUDITED)

   The Company has entered into commitment letters with two banks pursuant to which such banks have agreed, subject to the terms and conditions set forth therein (including, without limitation, negotiation of a definitive loan agreement), to provide a two-year $25 million revolving credit facility which, following the expiration of such two-year period, converts into a five-year term loan. Subject to specified borrowing conditions, up to $12.5 million will become available for borrowing upon the closing of such credit facility, and up to an additional $12.5 million will become available upon the Company's receipt of at least $10 million in net proceeds from the sale of newly issued common stock by October 31, 1996.

                HOLMES PROTECTION GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
               SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                               (000'S OMITTED)

                                                    Charged
                                     Balance at     to Costs      Charged                     Balance at
                                     Beginning        and        to Other         (A)           End of
           Description               of Period      Expenses     Accounts     Deductions        Period
 --------------------------------   ------------   ----------    ----------   ------------   ------------
Allowance for doubtful accounts:
   December 31-
     1995  ......................      1,315          486           --            461           1,340
     1994  ......................      1,240          506           --            431           1,315
     1993  ......................      1,359          586           --            705           1,240

- ------
(A) Deductions represent the net effect of write-offs and recoveries.

                                     LifeNET - A technically advanced
                                     vehicle tracking system utilizing
                                     both cellular and global
                                     positioning satellite technology.

                                     ProWATCH - With ProWATCH, an
                                     integrated building security system,
                                     tenants have access after hours by
                                     using an access card at a convenient
                                     building entrance, while after-hours
                                     visitors use an entry phone.

               Central Station - In our
               state-of-the-art facility
               trained professionals
               monitor virtually all
               security needs such as fire,
               burglar, access control and
               closed circuit television at
               locations including
               businesses and homes.

                       Alarm Video Verification -
                       When an alarm is triggered
                       the system provides a visual
                       transmission of the actual
                       event to our central
                       station.

                       Patrol Service - Our patrol
                       service patrols premises to
                       ensure the integrity of the
                       site and to facilitate
                       emergency procedures as
                       needed.

=============================================================================
   No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than in connection with the offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy, the shares of Common Stock by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to its date.


                                    ------
                              TABLE OF CONTENTS
                                    ------

                                                                       Page
                                                                      --------
Prospectus Summary  .........................                             3
Risk Factors  ...............................                             6
Use of Proceeds  ............................                            11
Price Range of Common Stock and Dividend Policy                          12
Capitalization  .............................                            13
Selected Financial Data  ....................                            14
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations ................................                            16
Business  ...................................                            22
Management  .................................                            39
Principal Stockholders  .....................                            49
Certain Transactions  .......................                            51
Description of Capital Stock  ...............                            51
Shares Eligible for Future Sale  ............                            53
Underwriting  ...............................                            54
Legal Matters  ..............................                            55
Experts  ....................................                            55
Available Information  ......................                            55
Index to Financial Statements  ..............                           F-1

=============================================================================

=============================================================================
                               1,000,000 Shares

                              HOLMES PROTECTION
                                 GROUP, INC.
                                     LOGO

                                 Common Stock
                               ($.01 par value)


                                    ------
                                  PROSPECTUS
                                    ------


                             Brean Murray, Foster
                               Securities Inc.


                                       , 1996


=============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):

SEC Registration Fee  ..................                        $  3,866.38
Legal Fees and Expenses  ...............                         150,000.00(*)
Blue Sky Fees (including counsel fees) .                           5,000.00(*)
NASD Filing Fee  .......................                           1,621.25
NASDAQ Fee  ............................                           1,000.00
Accounting Fees and Expenses  ..........                         100,000.00(*)
Transfer Agent and Registrar Fees  .....                           2,500.00(*)
Printing and Engraving Expenses  .......                          50,000.00(*)
Underwriting Expense Allowance  ........                         150,000.00
Miscellaneous Expenses  ................                          36,012.37(*)
   Total  ..............................                        $500,000.00
                                                               ===============

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

   Delaware General Corporation Law (the "DGCL"), Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. The Company's Restated Certificate of Incorporation eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

   Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action"); if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Restated Certificate of Incorporation of the Company provides for such indemnification of its directors and officers as permitted by Delaware law.

   Reference is made to Article Eleventh of the Restated Certificate of Incorporation of the Company for certain indemnification rights of officers and directors of the Company.

   In addition, the Company maintains a directors' and officers' liability insurance policy.

   The Underwriting Agreement provides for reciprocal indemnification among the Company and the Underwriters and their respective officers, directors and control persons against certain liabilities in connection with this Registration Statement, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Pursuant to the Investment Agreement, on August 1, 1994, the Company sold 1,515,886 shares of Common Stock and warrants to purchase 685,714 shares of Common Stock at an exercise price of $4.58 per share to the Investor for an aggregate cash consideration of $10 million. This issuance was exempt from registration under Section 4(2) of the Securities Act based on the limited nature of the offering and the representations made by the purchasing stockholder.

   The purchaser of the securities described above has represented that it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Act or the availability of an exemption from the registration requirements of the Act, and each certificate evidencing the securities owned by such purchaser bears or will bear upon issuance a legend to that effect.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

   Exhibit
     No.
 ------------
 1.1           Form of the Underwriting Agreement(**)
 3.1           Restated Certificate of Incorporation of the Company(5)
 3.2           Amended and Restated By-Laws of the Company(5)
 4.1           Specimen of Common Stock Certificate(5)
 4.3           Investor Warrant(2)
 4.4           Form of Institution Warrant(2)
 5.1           Opinion of Squadron, Ellenoff, Plesent & Sheinfeld(**)
10.1           Investment Agreement between HP Partners L.P. ("Investor") and the Company dated as of June 29, 1994(1)
10.2           Registration Rights Agreement between Investor and the Company dated August 1, 1994(2)
10.3           Exchange Agreement, dated as of December 18, 1991, among the Company and a number of insurance companies and other institutions listed therein ("Institutions")(1)
10.4           First Amendment to the Exchange Agreement dated January 31, 1992(1)
10.5           Second Amendment to the Exchange Agreement dated May 24, 1992(1)
10.6           Third Amendment to the Exchange Agreement dated June 30, 1992(1)
10.7(a)        Amended and Restated Loan Agreement, dated September 30, 1993, between the Company and NatWest Bank
               N.A. n/k/a Fleet Bank, N.A. (formerly National Westminster Bank USA) ("Loan Agreement")(1)
10.7(b)        Amendment No. 1 to Loan Agreement dated October 10, 1994(2)
10.7(c)        Amendment and Supplement No. 2 to Loan Agreement dated as of March 10, 1995(5)
10.7(d)        Amendment No. 3 to Loan Agreement dated as of April 4, 1995(6)
10.8           Holmes Protection Group, Inc. 1992 Directors' Option Plan(1)
10.9           Amended and Restated Senior Executives Option Plan(2)
10.10          Master Lease Agreement No. 12223 dated December 18, 1992 between Data General Corporation and the
               Company(1)
10.11          Letter Agreement dated July 12, 1995 and Lease Schedule No. 006 dated July 26, 1995 to Master Lease
               Agreement No. 12223 between Data General Corporation and the Company(7)
10.12          Software License and Sublicense Agreement dated April 4, 1995 among Monitoring Automation Systems,
               PremiTech Corporation and the Company(6)
10.13          Employment Agreement between the Company and Eugene G. Lestardo dated June 22, 1995(7)
10.14          Employment Agreement between the Company and Glenn C. Riker dated October 12, 1994(5)
10.15          Employment Agreement between the Company and Neville N. Rosemin dated October 12, 1994(5)
10.16          Employment Agreement between the Company and Brian H. Jaffe dated January 1, 1995(5)
10.17          Employment Agreement between the Company and William C. Sholl dated August 29, 1994(5)
10.18          Employment Agreement between the Company and George V. Flagg dated January 8, 1996(9)
10.19          Employment Agreement between the Company and James L. Boehme dated January 8, 1996(9)

                                     II-2

 Exhibit
   No.
- --------
10.19(a)       Amendment to Employment Agreement between the Company and James L. Boehme dated June 5, 1996(*)
10.20          Employment Agreement between the Company and Lawrence R. Irving dated May 13, 1996(*)
10.21          Lease Agreement, dated as of July 1, 1995, between Holmes Protection of New York Inc. ("HPNY") and
               Forty-Seventh- Fifth Company; Lease Guaranty by the Company dated as of July 1, 1995(7)
10.22(a)       Lease Agreement, dated March 2, 1987, between HPNY and Ninth Avenue Associates (including First Amendment dated August 9, 1988 thereto)(1)
10.22(b)       Second Amendment to Lease Agreement dated October 7, 1987(2)
10.22(c)       Third Amendment to Lease Agreement dated October 27, 1994(3)
10.22(d)       Fourth Amendment to Lease Agreement dated November 13, 1995(9)
10.23          Lease Agreement, dated June 1992, among Holmes Protection of Long Island, Inc., Holmes Protection
               Group, Inc. and J&B Properties Ltd.(1)
10.24          Lease Agreement, dated January 31, 1974, between Holmes Protection of Philadelphia, Inc. and George
               Shapiro (including amendments thereto)(1)
10.25          Lease Agreement, dated August 15, 1989, between Dictograph Security Systems Inc. and Center Realty(2)
10.26          Lease Agreement, dated June 8, 1989, between Holmes Protection, Inc. and High Ridge Enterprises, Inc.(1)
10.27          Form of Registration Rights Agreement with Institutions(2)
10.28          Agreement For Information Technology Services dated as of April 4, 1995 between PremiTech Corporation
               (formerly Premisys Corporation) and the Company ("Outsourcing Agreement")(7)
10.29          First Amendment to Outsourcing Agreement dated as of August 1, 1995(8)
10.30          Second Amendment to Outsourcing Agreement dated as of December 14, 1995(9)
10.31          Third Amendment to Outsourcing Agreement dated as of January 19, 1996(9)
10.32          Parent Corporation Guarantee dated April 4, 1995 among Electronic Data Systems Corporation, PremiTech
               Corporation and the Company(6)
10.33          Commitment Letter, dated July 3, 1996, between the Company and Merita Bank Ltd(*)
10.34          Commitment Letter, dated July 22, 1996, between the Company and Bank of Boston Connecticut(*)
18.1           Letter from Arthur Andersen LLP dated March 20, 1996 regarding change in accounting principle(9)
21.1           Subsidiaries of the Company(9)
23.1           Consent of Arthur Andersen, LLP(*)
23.2           Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (contained in the Opinion filed as Exhibit
               5.1)(**)
24.1           Power of Attorney (included on the signature page hereof)

- ------
(*)  Filed herewith.

(**) To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form 10 dated July 11, 1994.

(2) Incorporated by reference to Amendment No. 1 to the Company's
    Registration Statement on Form 10/A dated October 13, 1994.

(3) Incorporated by reference to Amendment No. 2 to the Company's
    Registration Statement on Form 10/A dated December 13, 1994.

(4) Incorporated by reference to Amendment No. 3 to the Company's
    Registration Statement on Form 10/A dated January 25, 1995.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(B) FINANCIAL STATEMENT SCHEDULES.

   Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

   The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   The Company hereby undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 26, 1996.


                                          HOLMES PROTECTION GROUP, INC.

                                          By:/s/ George V. Flagg
                                             --------------------------------
                                               George V. Flagg
                                               President, Chief Executive
                                               Officer
                                               and Director

                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George V. Flagg and Lawrence R. Irving, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file (i) any and all pre- or post-effective amendments to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any registration statement, and any and all amendments thereto, relating to the offering covered hereby pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

   In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

         Signatures                                 Title                               Date
 --------------------------   -------------------------------------------------   ----------------

/s/ George V. Flagg          President, Chief Executive Officer (Principal         July 26, 1996
  -------------------------  Executive Officer) and Director
  George V. Flagg

/s/ Lawrence R. Irving       Vice President -- Finance (Principal Financial        July 26, 1996
  -------------------------  and Accounting Officer)
  Lawrence R. Irving

/s/ Pierre Besuchet          Director                                              July 26, 1996
  -------------------------
  Pierre Besuchet

/s/ Daniel T. Carroll        Director                                              July 26, 1996
  -------------------------
  Daniel T. Carroll

/s/ Lawrence R. Glenn        Director                                              July 26, 1996
  -------------------------
  Lawrence R. Glenn

/s/ Mark S. Hauser           Director                                              July 26, 1996
  -------------------------
  Mark S. Hauser

/s/ William P. Lyons         Director                                              July 26, 1996
  -------------------------
  William P. Lyons

/s/ David Jan Mitchell       Director                                              July 26, 1996
  -------------------------
  David Jan Mitchell

/s/ Edward L. Palmer         Director                                              July 26, 1996
  -------------------------
  Edward L. Palmer

/s/ William Spier            Director                                              July 26, 1996
  -------------------------
  William Spier

                                EXHIBIT INDEX

Exhibit
  No.                                               Description                                                        Page
- ----------                                          -----------                                                        ----
 1.1           Form of the Underwriting Agreement(**)
 3.1           Restated Certificate of Incorporation of the Company(5)
 3.2           Amended and Restated By-Laws of the Company(5)
 4.1           Specimen of Common Stock Certificate(5)
 4.3           Investor Warrant(2)
 4.4           Form of Institution Warrant(2)
 5.1           Opinion of Squadron, Ellenoff, Plesent & Sheinfeld(**)
10.1           Investment Agreement between HP Partners L.P. ("Investor") and the Company dated as of June
               29, 1994(1)
10.2           Registration Rights Agreement between Investor and the Company dated August 1, 1994(2)
10.3           Exchange Agreement, dated as of December 18, 1991, among the Company and a number of insurance companies and other institutions listed therein ("Institutions")(1)
10.4           First Amendment to the Exchange Agreement dated January 31, 1992(1)
10.5           Second Amendment to the Exchange Agreement dated May 24, 1992(1)
10.6           Third Amendment to the Exchange Agreement dated June 30, 1992(1)
10.7(a)        Amended and Restated Loan Agreement, dated September 30, 1993, between the Company and NatWest
               Bank N.A. n/k/a Fleet Bank, N.A. (formerly National Westminster Bank USA) ("Loan Agreement")(1)
10.7(b)        Amendment No. 1 to Loan Agreement dated October 10, 1994(2)
10.7(c)        Amendment and Supplement No. 2 to Loan Agreement dated as of March 10, 1995(5)
10.7(d)        Amendment No. 3 to Loan Agreement dated as of April 4, 1995(6)
10.8           Holmes Protection Group, Inc. 1992 Directors' Option Plan(1)
10.9           Amended and Restated Senior Executives Option Plan(2)
10.10          Master Lease Agreement No. 12223 dated December 18, 1992 between Data General Corporation and the Company(1)
10.11          Letter Agreement dated July 12, 1995 and Lease Schedule No. 006 dated July 26, 1995 to Master
               Lease Agreement No. 12223 between Data General Corporation and the Company(7)
10.12          Software License and Sublicense Agreement dated April 4, 1995 among Monitoring Automation Systems,
               PremiTech Corporation and the Company(6)
10.13          Employment Agreement between the Company and Eugene G. Lestardo dated June 22, 1995(7)
10.14          Employment Agreement between the Company and Glenn C. Riker dated October 12, 1994(5)
10.15          Employment Agreement between the Company and Neville N. Rosemin dated October 12, 1994(5)
10.16          Employment Agreement between the Company and Brian H. Jaffe dated January 1, 1995(5)
10.17          Employment Agreement between the Company and William C. Sholl dated August 29, 1994(5)
10.18          Employment Agreement between the Company and George V. Flagg dated January 8, 1996(9)
10.19          Employment Agreement between the Company and James L. Boehme dated January 8, 1996(9)
10.19(a)       Amendment to Employment Agreement between the Company and James L. Boehme dated June 5, 1996(*)
10.20          Employment Agreement between the Company and Lawrence R. Irving dated May 13, 1996(*)



Exhibit
  No.                                               Description                                                      Page
- ---------                                           -----------                                                      ----
10.21          Lease Agreement, dated as of July 1, 1995, between Holmes Protection of New York Inc. ("HPNY")
               and Forty-Seventh- Fifth Company; Lease Guaranty by the Company dated as of July 1, 1995(7)
10.22(a)       Lease Agreement, dated March 2, 1987, between HPNY and Ninth Avenue Associates (including First
               Amendment dated August 9, 1988 thereto)(1)
10.22(b)       Second Amendment to Lease Agreement dated October 7, 1987(2)
10.22(c)       Third Amendment to Lease Agreement dated October 27, 1994(3)
10.22(d)       Fourth Amendment to Lease Agreement dated November 13, 1995(9)
10.23          Lease Agreement, dated June 1992, among Holmes Protection of Long Island, Inc., Holmes Protection
               Group, Inc. and J&B Properties Ltd.(1)
10.24          Lease Agreement, dated January 31, 1974, between Holmes Protection of Philadelphia, Inc. and
               George Shapiro (including amendments thereto)(1)
10.25          Lease Agreement, dated August 15, 1989, between Dictograph Security Systems Inc. and Center
               Realty(2)
10.26          Lease Agreement, dated June 8, 1989, between Holmes Protection, Inc. and High Ridge Enterprises,
               Inc.(1)
10.27          Form of Registration Rights Agreement with Institutions(2)
10.28          Agreement For Information Technology Services dated as of April 4, 1995 between PremiTech Corporation
               (formerly Premisys Corporation) and the Company ("Outsourcing Agreement")(7)
10.29          First Amendment to Outsourcing Agreement dated as of August 1, 1995(8)
10.30          Second Amendment to Outsourcing Agreement dated as of December 14, 1995(9)
10.31          Third Amendment to Outsourcing Agreement dated as of January 19, 1996(9)
10.32          Parent Corporation Guarantee dated April 4, 1995 among Electronic Data Systems Corporation,
               PremiTech Corporation and the Company(6)
10.33          Commitment Letter, dated July 3, 1996, between the Company and Merita Bank Ltd(*)
10.34          Commitment Letter, dated July 22, 1996, between the Company and Bank of Boston Connecticut(*)
18.1           Letter from Arthur Andersen LLP dated March 20, 1996 regarding change in accounting principle(9)
21.1           Subsidiaries of the Company(9)
23.1           Consent of Arthur Andersen, LLP(*)
23.2           Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (contained in the Opinion filed as Exhibit
               5.1)(**)
24.1           Power of Attorney (included on the signature page hereof)

- ------
(*)  Filed herewith.

(**) To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form 10 dated July 11, 1994.

(2) Incorporated by reference to Amendment No. 1 to the Company's
    Registration Statement on Form 10/A dated October 13, 1994.

(3) Incorporated by reference to Amendment No. 2 to the Company's
    Registration Statement on Form 10/A dated December 13, 1994.

(4) Incorporated by reference to Amendment No. 3 to the Company's
    Registration Statement on Form 10/A dated January 25, 1995.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.